                                                              Filed Pursuant to:
                                                                  RULE 424(b)(4)
                                                                RS No. 333-45922


PROSPECTUS



                                6,500,000 Shares


                             [Array BioPharma Logo]

                                  Common Stock

--------------------------------------------------------------------------------


This is our initial public offering of shares of common stock. We are offering 6,500,000 shares.



Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "ARRY."


    INVESTING IN THE SHARES INVOLVES RISKS. "RISK FACTORS" BEGIN ON PAGE 7.


                                                              Per Share      Total
                                                              ---------   -----------
Public offering price.......................................   $7.500     $48,750,000
Underwriting discount.......................................   $0.525     $ 3,412,500
Proceeds to Array BioPharma Inc. ...........................   $6.975     $45,337,500



We have granted the underwriters a 30-day option to purchase up to 975,000 additional shares of common stock solely to cover over-allotments, if any.


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about November 22, 2000.


--------------------------------------------------------------------------------

LEHMAN BROTHERS                                        DEUTSCHE BANC ALEX. BROWN

                             LEGG MASON WOOD WALKER
                                  INCORPORATED


NOVEMBER 17, 2000

[Inside front cover graphic depicts Array's logo and the statement "We Accelerate Drug Discovery Through Innovations in Chemistry."]

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    1
Risk Factors..........................    7
Special Note Regarding Forward-Looking
  Statements and Industry Data........   15
Use of Proceeds.......................   16
Dividend Policy.......................   16
Capitalization........................   17
Dilution..............................   18
Selected Financial Data...............   19
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   21

                                        PAGE
                                        ----
Business..............................   29
Management............................   49
Related Party Transactions............   59
Principal Stockholders................   61
Description of Capital Stock..........   64
Shares Eligible for Future Sale.......   68
Underwriting..........................   70
Legal Matters.........................   73
Experts...............................   73
Where You Can Find More Information...   73
About this Prospectus.................   73
Index To Financial Statements.........  F-1

     Until December 12, 2000 (25 days after commencement of this offering), all dealers selling shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information regarding our company and the common stock being sold in this offering and the financial statements and notes to those statements appearing elsewhere in this prospectus.

                                ARRAY BIOPHARMA

     Array BioPharma is a discovery research company creating drug candidates through innovations in chemistry. Our experienced scientists provide premium products and services to create, evaluate and optimize potential drug candidates in collaboration with pharmaceutical and biotechnology companies. We believe our information-based approach improves the efficiency of the drug discovery process and increases the quality of potential drug candidates. In addition, we apply these capabilities internally for our own drug discovery programs.

     The drug industry is experiencing revolutionary change fueled by genomics, which is the study of all genes, and by the tremendous progress in the biological understanding of disease. Historically, a key bottleneck in the development of new drugs has been the identification by biologists of the proteins that may cause disease. However, recent advances in genomics and biology have resulted in the identification of thousands of new disease-related proteins. As a result, we believe the drug research and development bottleneck is shifting to the discovery by chemists of safe and effective new drugs to treat the diseases caused by these proteins.

     Chemists create drugs known as small molecule drugs used to treat these disease-related proteins. We estimate that 90% of the revenue in 1999 generated by the 200 top selling drugs worldwide was attributable to small molecule drugs created through the application of chemistry. Small changes in chemistry design can differentiate the ability of drugs to effectively treat disease and therefore determine their potential success or failure in the marketplace.

     Despite recent advances in technology, the process of discovering new drugs remains slow, expensive and risky. To address these inefficiencies, it is critical to apply high quality chemistry and predictive information technology early in the discovery process to identify and eliminate inferior drug candidates and to design safe and effective new drugs.

     We provide a broad range of premium drug discovery products and services to bridge the gap between the discovery of disease-related proteins and the testing of drug candidates in animals and humans, including:

     - The starting materials, which we call our Optimer building blocks, used to create the chemical compounds that may become potential drug candidates;

     - The creation and sale of collections of chemical compounds, which we call our Diversity Library, that have the potential to become drug candidates through further refinement;

     - The optimization of potential drug candidates to maximize their effectiveness in treating disease; and

     - The design and refinement of the manufacturing process required to produce large quantities of drug candidates for testing in animals and humans.

     We believe our information-driven technology platform enables our scientists to make better decisions throughout the drug discovery process and thereby create higher quality drugs more quickly and less expensively. Our technology platform includes:

     - Proprietary software and predictive databases that facilitate drug discovery;

     - Proprietary technologies that enable our scientists to perform high-speed chemical synthesis;

     - Analytical and computational technologies to determine and predict the three-dimensional structure of disease-related proteins and drug candidates; and

     - Technology to test and rapidly screen those compounds with the greatest potential to effectively treat a particular disease.

     Our objective is to become the leading creator of high quality potential drug candidates by providing premium discovery chemistry products, services and technologies. Key elements of our strategy are to:

     - Provide an integrated chemistry solution to drug discovery and become the partner of choice for pharmaceutical and biotechnology companies;

     - Combine state-of-the-art technology with innovative chemistry to accelerate drug discovery;

     - Create our own drug candidates for partnering with pharmaceutical and biotechnology companies;

     - Increase our scientific resources by continuing to attract world-class scientists; and

     - Expand our capabilities through acquisitions and internal development.

     Our achievements to date include:

     - Creating our own potential drug candidates and entering into a research and license agreement with Amgen Inc. providing for the development and possible commercialization of one of these potential drug candidates;

     - Entering into collaboration agreements with pharmaceutical companies such as Eli Lilly and Company and Merck & Co., Inc.;

     - Entering into collaboration agreements with biotechnology companies such as Celltech Chiroscience Ltd., through its subsidiary Darwin Discovery Limited, ICOS Corporation and Tularik Inc.;

     - Discovering a drug candidate suitable for human testing with our first collaboration partner, ICOS;

     - Creating a technology platform to identify new drug candidates from genomic information; and

     - Growing our staff since our inception in 1998 to 124 full-time employees as of October 31, 2000, including 92 scientists, of whom 87 are chemists, 54 have Ph.D.'s and 47 have large pharmaceutical company experience.

     We intend to grow revenue and achieve profitability through fee-for-service revenue and product sales while sharing in the success we aim to create for our collaborators. To maximize the value we capture, we intend to allocate our scientific resources to:

     - Build upon our foundation of fee-for-service business with leading pharmaceutical and biotechnology companies;

     - Leverage our drug discovery products and services through sales to multiple customers;

     - Initiate additional collaborations with leading pharmaceutical and biotechnology companies that include fee-for-service revenue plus milestone and/or royalty payments; and

     - Generate our own potential drug candidates for partnering with pharmaceutical and biotechnology companies under terms that include licensing fees, fee-for-service revenue and milestone and/or royalty payments.

     We have assembled a scientific team with experience in both the pharmaceutical and biotechnology industries. At our inception, we had the distinct advantage of recruiting 20 former Amgen scientists, who had previously been recruited from large pharmaceutical companies. This nucleus afforded us a critical mass of experienced chemists, which we believe has been a competitive advantage in recruiting additional scientists.

     We have a limited operating history and may not be successful in executing our business strategy due to a number of risks, as described in "Risk Factors." Since our inception in 1998, we have incurred operating and net losses and negative cash flows. As of September 30, 2000, we had an accumulated deficit of $12.6 million and had net losses of $4.3 million and $5.1 million for the fiscal years ended June 30, 1999 and 2000, respectively, and $3.1 million for the three-month period ended September 30, 2000. In addition, the drug research and development industry is highly competitive. Our competitors include pharmaceutical and biotechnology companies, chemistry outsourcing companies and others, many of which have greater resources.

     We incorporated in Delaware in February 1998 under the name Array BioPharma Inc. Our principal executive offices are located at 1885 33rd Street, Boulder, Colorado 80301, and our telephone number is 303-381-6600. You can visit us on the World Wide Web at www.arraybiopharma.com. Information contained on our Web site does not constitute any part of this prospectus.

     "Array BioPharma," the Array BioPharma logo, "Array BioPharma The Discovery Research Company," "The Discovery Research Company," "Optimer" and "Radical" are trademarks of Array BioPharma Inc. Other trademarks and trade names appearing in this prospectus are the property of their holders.

                                  THE OFFERING

Common stock offered by
us.........................  6,500,000 shares

Common stock to be
outstanding after the
  offering.................  21,966,922 shares

Use of proceeds............  We currently intend to use the net proceeds of this offering to fund our operations, including continued development and manufacturing of existing products as well as research and development of additional products and services, hire additional personnel and expand our facilities. We may also use a portion of the proceeds to acquire or invest in new products or technologies, pay down indebtedness or acquire complementary businesses. As of October 31, 2000, we had approximately $5.9 million of outstanding indebtedness. We intend to use the balance of the net proceeds for general corporate purposes, including working capital requirements. See the section entitled "Use of Proceeds" for more information.

Nasdaq National Market
symbol.....................  ARRY

     The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of October 31, 2000. This number excludes:

     - 3,266,016 shares of common stock underlying options outstanding as of October 31, 2000, at a weighted-average exercise price of $0.64 per share, of which 301,504 were exercisable;

     - 110,750 shares of common stock, assuming the automatic conversion of our preferred stock, underlying warrants to purchase preferred stock outstanding as of October 31, 2000, at a weighted-average exercise price of $3.15 per share;

     - 2,682,094 shares of common stock that will be available for issuance under our stock option plan following this offering; and

     - 800,000 shares of common stock that will be available for purchase under our employee stock purchase plan following this offering.

                         ASSUMPTIONS IN THIS PROSPECTUS

     Unless we indicate otherwise, all information in this prospectus assumes:

     - the automatic conversion of our Series A preferred stock, Series B preferred stock and Series C preferred stock, on a one-to-one basis, into 11,501,666 shares of our common stock upon the closing of this offering;

     - the filing of our amended and restated certificate of incorporation that provides for, among other things, an increase in the number of our authorized shares of common stock from 20,225,000 to 60,000,000 to be effected concurrently with this offering;

     - no exercise by the underwriters of their over-allotment option to purchase up to 975,000 additional shares of common stock from us; and

     - no exercise by any of our security holders of any outstanding options or warrants prior to the closing of this offering.

                             SUMMARY FINANCIAL DATA

     The following tables summarize our financial data, which we derived from our historical financial statements and related notes for the following periods:

     - our statements of operations data from February 6, 1998 (inception) to June 30, 1998, for the twelve-month periods ended June 30, 1999 and 2000, and for the three-month periods ended September 30, 1999 and 2000; and

     - our balance sheet data at June 30, 1999 and 2000, and at September 30, 2000.

     The pro forma net loss per share data gives effect to the automatic conversion of all of our outstanding preferred stock upon the closing of this offering. The pro forma as adjusted balance sheet data at September 30, 2000 reflects the conversion of all of our outstanding preferred stock into common stock upon the closing of this offering and our receipt of the estimated net proceeds from the sale of 6,500,000 shares of our common stock in this offering at an initial public offering price of $7.50 per share, after deducting the underwriting discount and estimated offering expenses. The cost of revenue, research and development expenses, and selling, general and administrative expenses data below includes compensation related to stock option grants.

     You should read the summary financial data for the periods indicated together with our audited financial statements and related notes and other financial information, including the "Management's Discussion and Analysis of Financial Condition and Results of Operations," all of which we have included elsewhere in this prospectus.

                                      PERIOD FROM
                                      FEBRUARY 6,
                                          1998                                   THREE MONTHS ENDED
                                     (INCEPTION) TO    YEARS ENDED JUNE 30,        SEPTEMBER 30,
                                        JUNE 30,      ----------------------   ----------------------
                                          1998          1999         2000        1999         2000
                                     --------------   ---------   ----------   ---------   ----------
                                                                                    (UNAUDITED)
                                             (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
Revenue:
Collaboration service revenue......     $    --       $     992   $    4,629   $     730   $    2,110
Product revenue....................          --             512        2,145         620          651
                                        -------       ---------   ----------   ---------   ----------
Total revenue......................          --           1,504        6,774       1,350        2,761
Cost of revenue*...................          --           1,033        4,445         817        2,408
                                        -------       ---------   ----------   ---------   ----------
Gross profit.......................          --             471        2,329         533          353
Research and development
  expenses*........................          --           3,301        3,963         696        1,702
Selling, general and administrative
  expenses*........................          62           1,522        3,470         439        1,694
                                        -------       ---------   ----------   ---------   ----------
Total operating expenses...........          62           4,823        7,433       1,135        3,396
                                        -------       ---------   ----------   ---------   ----------
Loss from operations...............         (62)         (4,352)      (5,104)       (602)      (3,043)
Interest expense...................          --            (136)        (384)        (84)        (173)
Interest income....................          13             181          356          25          130
                                        -------       ---------   ----------   ---------   ----------
Net loss...........................         (49)         (4,307)      (5,132)       (661)      (3,086)
Deemed dividend related to
  beneficial conversion feature of
  preferred stock..................          --              --           --          --       (5,000)
                                        -------       ---------   ----------   ---------   ----------
Net loss applicable to common
  stockholders.....................     $   (49)      $  (4,307)  $   (5,132)  $    (661)  $   (8,086)
                                        =======       =========   ==========   =========   ==========
Basic and diluted net loss per
  share applicable to common
  stockholders.....................     $ (0.06)      $   (1.48)  $    (1.68)  $   (0.22)  $    (2.17)
                                        =======       =========   ==========   =========   ==========
Shares used in computing basic and
  diluted net loss per share.......     863,964       2,918,367    3,063,439   2,968,575    3,718,550
                                        =======       =========   ==========   =========   ==========

                                      PERIOD FROM
                                      FEBRUARY 6,
                                          1998                                   THREE MONTHS ENDED
                                     (INCEPTION) TO    YEARS ENDED JUNE 30,        SEPTEMBER 30,
                                        JUNE 30,      ----------------------   ----------------------
                                          1998          1999         2000        1999         2000
                                     --------------   ---------   ----------   ---------   ----------
                                                                                    (UNAUDITED)
                                             (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Pro forma basic and diluted net
  loss per share applicable to
  common stockholders
  (unaudited)......................                               $    (0.44)              $    (0.57)
                                                                  ==========               ==========
Shares used in computing pro forma
  basic and diluted net loss per
  share (unaudited)................                               11,697,343               14,109,105
                                                                  ==========               ==========

* Includes compensation related to stock option grants:
  Cost of revenue..................                               $       43               $      210
  Research and development
     expenses......................                                       35                      140
  Selling, general and
     administrative expenses.......                                    1,040                      357
                                                                  ----------               ----------
          Total....................                               $    1,118               $      707
                                                                  ==========               ==========

                                                                           AS OF SEPTEMBER 30, 2000
                                                         AS OF JUNE 30,    -------------------------
                                                        ----------------                 PRO FORMA
                                                         1999     2000      ACTUAL      AS ADJUSTED
                                                        ------   -------   ---------   -------------
                                                                                  (UNAUDITED)
                                                                       (IN THOUSANDS)
BALANCE SHEET DATA:
Total current assets..................................  $4,005   $ 8,548    $14,180       $58,618
Property, plant and equipment, net....................   2,872     6,911     10,236        10,236
Total assets..........................................   7,125    15,823     24,787        69,225
Total current liabilities.............................   2,744     6,338      6,634         6,634
Long-term debt, less current portion..................   1,824     2,833      3,620         3,620
Total stockholders' equity............................   2,557     6,652     14,533        58,971

                                  RISK FACTORS

     Any investment in shares of our common stock is risky. You should carefully consider the following risks below before making a decision to buy our common stock. Additional risks and uncertainties not presently known to us, or that we currently consider immaterial also could harm our business. If any of the following risks actually occurs, our business could be harmed. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

                         RISKS RELATED TO OUR BUSINESS

WE MAY NOT ACHIEVE OR SUSTAIN PROFITABILITY.

     We are at an early stage of executing our business plan, and we have a limited history of offering our drug discovery products and services. We have incurred operating and net losses and negative cash flows from operations since our inception. As of September 30, 2000, we had an accumulated deficit of $12.6 million. We had net losses of $4.3 million and $5.1 million for the fiscal years ended June 30, 1999 and 2000, respectively, and $3.1 million for the three-month period ended September 30, 2000. We may continue to incur operating and net losses and negative cash flows from operations, due in part to anticipated increases in expenses for research and product development, acquisitions of complementary businesses and technologies and expansion of our personnel and our business development capabilities. We may not be able to achieve or maintain profitability. Moreover, if we do achieve profitability, the level of any profitability cannot be predicted and may vary significantly from quarter to quarter.

OUR BUSINESS IS DEPENDENT UPON THE EXTENT TO WHICH THE PHARMACEUTICAL AND BIOTECHNOLOGY INDUSTRIES USE THIRD-PARTY ASSISTANCE WITH ONE OR MORE ASPECTS OF THEIR DRUG DISCOVERY PROCESS.

     We are highly dependent on the outsourcing of drug discovery activities by the pharmaceutical and biotechnology industries and on their willingness to spend significant funds on research and development. Our products and services include aspects of the drug discovery process that pharmaceutical and biotechnology companies have traditionally performed internally. The willingness of these companies to expand or continue their outsourcing of drug discovery activities and their research and development expenditures is based on several factors, such as their ability to hire and retain qualified chemists, the resources available for purchasing drug discovery services, the spending priorities among various types of research activities and their policies regarding expenditures during recessionary periods. Any decrease in the trend to outsource drug discovery services or in drug research and development expenditures by pharmaceutical and biotechnology companies could cause our revenue to decline. In addition, our ability to convince these companies to use our drug discovery products and services, rather than develop them internally, will depend on many factors, including our ability to:

     - develop drug discovery technologies that will result in the identification of higher quality drug candidates;

     - perform contracted services in a timely fashion, with acceptable quality and at an acceptable cost; and

     - design, create and manufacture sufficient quantities of our chemical compounds for our customers and collaborators.

     The importance of these factors varies from company to company and, although we believe we are currently meeting them for our customers, we may be unable to meet all or any of them for some of our customers, and even if we are able to meet them, these companies may still decide to perform these activities internally.

WE MAY NOT BE ABLE TO RECRUIT AND RETAIN THE EXPERIENCED SCIENTISTS AND MANAGEMENT WE NEED TO COMPETE IN THE DRUG RESEARCH AND DEVELOPMENT INDUSTRY.

     We are a small company with 124 full-time employees as of October 31, 2000, and our future success depends on our ability to attract, retain and motivate highly skilled scientists and management, including business development personnel. Our ability to maintain, expand or renew existing engagements with our customers, enter into new engagements, and provide additional services to our existing customers depends on our ability to hire and retain scientists with the skills necessary to keep pace with continuing changes in drug discovery technologies. Competition for experienced scientists is intense. We compete with pharmaceutical and biotechnology companies, including our customers and collaborators, medicinal chemistry outsourcing companies, contract research companies, and academic and research institutions to recruit scientists. Our inability to hire additional qualified personnel may also require an increase in the workload for both existing and new personnel. We may not be successful in attracting new scientists or management or in retaining or motivating our existing personnel. The shortage of experienced scientists, and other factors, may lead to increased recruiting, relocation and compensation costs for such scientists, which may exceed our expectations. These increased costs may reduce our profit margins or make hiring new scientists impracticable.

     Our future success also depends on the personal efforts and abilities of the principal members of our senior management and scientific staff to provide strategic direction, manage our operations and maintain a cohesive and stable environment. In particular, we rely on the services of Robert E. Conway, our Chief Executive Officer; Dr. Kevin Koch, our President and Chief Science Officer; Dr. David L. Snitman, our Chief Operating Officer and Vice President, Business Development; Dr. Anthony D. Piscopio, our Vice President, Chemistry and Director of Process Chemistry; Michael Carruthers, our Chief Financial Officer; Dr. John A. Josey, our Senior Director of High-Speed Synthesis; Dr. Laurence Burgess, our Senior Director of Medicinal Chemistry and Lead Optimization and Dr. Joanna K. Money, our Director of Business Development. Although we have employment agreements with each of the above personnel, we do not have employment agreements with all of our key personnel, and the employment agreements we do have allow the employees to terminate them upon 30 days' prior notice. If we cannot attract and retain scientists and management, we will not be able to continue to provide or expand our drug discovery service offerings.

BECAUSE WE RELY ON A SMALL NUMBER OF CUSTOMERS FOR A SIGNIFICANT PORTION OF OUR REVENUE, IF WE LOSE ONE OR MORE OF OUR MAJOR CUSTOMERS, OUR REVENUE MAY SIGNIFICANTLY DECREASE AND OUR RESULTS OF OPERATIONS MAY BE HARMED.

     A relatively small number of customers account for a significant portion of our revenue. During the three months ended September 30, 2000, revenue from ICOS Corporation and Eli Lilly and Company represented approximately 36% and 26% of our total revenue, respectively. Our contract with ICOS Corporation terminates in July 2002, and our contract with Eli Lilly and Company terminates in March 2005, or earlier upon payment of a termination fee. During the fiscal year ended June 30, 2000, revenue from ICOS Corporation, Celltech Chiroscience, through its subsidiary, Darwin Discovery Limited, and Merck & Co., Inc. represented approximately 48%, 11% and 10% of our total revenue, respectively. Our contract with Darwin Discovery Limited expires in April 2001 and our contracts with Merck & Co., Inc. expire in December 2003 and May 2004. We expect that revenue from a limited number of customers will account for a large portion of our revenue in future quarters. In general, our customers may terminate their contracts with us upon 30 to 90 days' notice for a number of reasons or, in some cases, for no reason. In addition, some of our major customers can determine the amount of products delivered and services performed under these contracts. As a result, if any one of our major customers cancels, declines to renew or reduces the scope of its contract with us, our revenue may decrease.

WE MAY NOT SUCCESSFULLY ENTER INTO ADDITIONAL COLLABORATIONS THAT ALLOW US TO PARTICIPATE IN THE FUTURE SUCCESS OF OUR PROPRIETARY DRUG CANDIDATES THROUGH MILESTONE AND/OR ROYALTY PAYMENTS, AND WE MAY NEVER RECEIVE ANY MILESTONE AND/OR ROYALTY PAYMENTS UNDER OUR CURRENT OR ANY FUTURE COLLABORATIONS.

     One of our business strategies is to create our own proprietary drug candidates and to then enter into collaborations for the development of these drug candidates that will allow us to earn milestone and/or royalty payments. To date, we have entered into one such collaboration agreement that provides for milestone payments but have not yet begun providing services under this agreement. Our proprietary drug discovery program is in its early stage development and is unproven. Although we have expended, and continue to expend, time and money on internal research and development programs, we may be unsuccessful in creating valuable proprietary drug candidates that would enable us to form additional collaborations and receive milestone and/or royalty payments. Only two of our current agreements provide for milestone payments, one provides for licensing fees and none provides for royalty payments.

     Even if we are able to negotiate additional collaborations, the use of our services or technologies may not result in the discovery of potential drug candidates that will be safe or effective and we may never receive any milestone or royalty payments. Our receipt of any future milestone or royalty payments under our current or any future collaborations depends on many factors, including whether our collaborators want to continue to pursue a potential drug candidate and the ultimate commercial success of the drug. Development and commercialization of potential drug candidates depend not only on the achievement of research objectives by us and our collaborators, but also on each collaborator's financial, competitive, marketing and strategic considerations and regulation in the United States and other countries. Pharmaceutical products our collaborators develop will require lengthy and costly testing in animals and humans and regulatory approval by governmental agencies prior to commercialization. These agencies may not approve the products for commercialization despite the substantial time and resources required to obtain approvals and comply with appropriate statutes and regulations. If unforeseen complications arise in the development or commercialization of the potential drug candidates by our collaborators, we may not realize milestone or royalty payments as expected. We have not received any milestone or royalty payments since our inception.

WE MAY FAIL TO EXPAND CUSTOMER RELATIONSHIPS THROUGH INTEGRATION OF PRODUCTS AND SERVICES.

     One of our business strategies is to expand our existing customer relationships across the full spectrum of our drug discovery capabilities. The number of large pharmaceutical and biotechnology companies that could potentially use our products and services is limited. As a result, we must expand our existing customer relationships in order to maximize our potential revenue. However, we may not be able to expand these existing relationships. We currently provide our products and services to 120 companies, and only 13 of them have chosen to purchase additional products and services from us to date.

WE MAY NOT BE ABLE TO ACCELERATE THE DRUG DISCOVERY PROCESS.

     One of our business strategies is to accelerate the drug discovery process by identifying potential drug candidates. We have never identified a drug candidate that has been developed into a commercial drug. It is uncertain whether we will be able to make the drug discovery process more efficient or make higher quality drug candidates. Our ability to accelerate the drug discovery process depends on many factors, including the performance and decision-making capabilities of our scientists. Although we have created an information-driven technology platform which we believe enables our scientists to make better decisions, our scientists may not make correct decisions or develop viable drug candidates.

OUR SUCCESS WILL DEPEND ON OUR ABILITY TO GROW AND TO MANAGE OUR GROWTH.

     We began operations in 1998 and are at an early stage of our development. We have experienced and expect to continue to experience growth in the number of our employees and the scope of our operating and financial systems. For example, we have sold our services and products primarily through the efforts of our senior management and scientists and through customer referrals. One of our business strategies is to attract and retain additional business development personnel and to expand our business development activities. Growth in our operations has placed and is expected to place a significant strain on our operational, human and financial resources. Our ability to compete effectively will depend, in large part, on our ability to hire, train and assimilate additional management and professional, scientific and technical personnel, and our ability to expand, improve and effectively use our operating, management, business development and financial systems to accommodate our expanded operations. The physical expansion of our facilities to accommodate future growth may lead to significant costs and may divert management and business development resources. If we fail to effectively anticipate, implement or manage the changes required to sustain our growth, we may not be able to compete successfully.

WE MAY NOT BE ABLE TO MEET THE DELIVERY AND PERFORMANCE REQUIREMENTS SET FORTH IN OUR CUSTOMER CONTRACTS.

     In order to maintain our current customer relationships and to meet the performance and delivery requirements in our customer contracts, we must be able to provide products and services at appropriate levels and with acceptable quality and at an acceptable cost. Our ability to deliver the products and provide the services we offer to our customers is limited by many factors, including the difficulty of the chemistry associated with our products and services, the lack of predictability in the scientific process and the shortage of qualified scientific personnel. In particular, a large portion of our revenue depends on producing collections of chemical compounds, and our current commitments to provide these compounds to our customers exceeds the current rate at which we are producing them. Some of our customers can influence when we deliver products and perform services under their contracts, which could increase our current contractual commitments to provide chemical compounds even further. Unless we are able to increase our current rate of compound synthesis, we will fail to meet our existing contractual commitments, which may result in delayed or lost revenue, loss of customers or failure to expand our existing relationships.

OUR QUARTERLY OPERATING RESULTS COULD FLUCTUATE SIGNIFICANTLY.

     Sales of our drug research and development products and services, including our Diversity Library, can typically involve significant technical evaluation and/or commitment of capital by our customers. Accordingly, the sales cycles associated with these products and services are lengthy and subject to a number of significant risks, including customers' budgetary constraints and internal acceptance reviews. In addition, some of our customers can influence when we deliver products and perform services under their contracts with us. Due to these lengthy and unpredictable sales cycles and the ability of our customers to influence our delivery of products and performance of services, our operating results could fluctuate significantly from quarter to quarter. In addition, we expect to continue to experience significant fluctuations in quarterly operating results due to factors such as general and industry specific economic conditions that may affect the research and development expenditures of pharmaceutical and biotechnology companies.

     Due to the possibility of fluctuations in our revenue and expenses, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. Our operating results in some quarters may not meet the expectations of stock market analysts and investors. In that case, our stock price could decline.

OUR DEVELOPMENT, TESTING AND MANUFACTURE OF POTENTIAL DRUG CANDIDATES MAY EXPOSE US TO POTENTIAL LIABILITY AND LOSSES FROM PRODUCT LIABILITY LAWSUITS.

     We develop, test and manufacture the precursors to pharmaceutical products intended generally for use in humans. Our drug discovery activities that result in the future manufacture and sale of drugs by our collaborators expose us to the risk of liability for personal injury or death to persons using these drugs. We may be required to pay substantial damages or incur defense costs in connection with any of these product liability claims, or we may lose revenue from expected royalty or milestone payments if the commercialization of a drug is limited or ceases as a result of such claims. We have product liability insurance that contains customary exclusions and provides coverage up to $2.0 million per occurrence and in the aggregate, which we believe is customary in our industry. However, our product liability insurance does not cover every type of product liability claim that we may face or loss we may incur, and may not adequately compensate us for the entire amount of covered claims or losses or for the harm to our business reputation. We may be unable to acquire or maintain additional or maintain our current insurance at acceptable costs or at all.

IF OUR USE OF CHEMICAL AND HAZARDOUS MATERIALS VIOLATES APPLICABLE LAWS OR REGULATIONS OR CAUSES PERSONAL INJURY, WE MAY BE LIABLE FOR DAMAGES.

     Our drug discovery activities, including the analysis and synthesis of chemical compounds, involve the controlled use of chemicals, including flammable, combustible, toxic and radioactive materials, that are potentially hazardous if misused. Our use, storage, handling and disposal of these materials is subject to federal, state and local laws and regulations, including the Resource Conservation and Recovery Act, the Occupational Safety and Health Act and local fire codes, and regulations promulgated by the Department of Transportation, the Drug Enforcement Agency, the Department of Energy, the Colorado Department of Public Health and Environment and the Colorado Department of Human Services, Alcohol and Drug Abuse Division. We may incur significant costs to comply with these laws and regulations in the future. In addition, we cannot completely eliminate the risk of accidental contamination or injury from these materials. In the event of such an accident, we could be liable for any damages that result, and any such liability could exceed our resources and disrupt our business.

OUR OPERATIONS COULD BE INTERRUPTED BY DAMAGE TO OUR SPECIALIZED LABORATORY FACILITIES.

     Our operations are dependent upon the continued use of our highly specialized laboratories and equipment in Boulder, Colorado and Longmont, Colorado. Catastrophic events, such as fires or explosions, caused by our chemical synthesis and other drug discovery activities could damage our laboratories, equipment or inventories of chemical compounds and may materially interrupt our business. We employ safety precautions in our laboratory activities in order to reduce the likelihood of the occurrence of these catastrophic events, however, we cannot eliminate the chance that such an event will occur altogether. The availability of laboratory space in these areas is extremely limited, and rebuilding our facilities could be time consuming and result in substantial delays in providing products and services to our customers. We maintain business interruption insurance to cover lost revenue caused by such occurrences. However, this insurance would not compensate us for the loss of opportunity and potential harm to customer relations that our inability to meet our customers' needs in a timely manner could create.

OUR CUSTOMERS MAY RESTRICT OUR USE OF SCIENTIFIC INFORMATION.

     Our ability to improve the efficiency of the drug discovery services we provide by, among other things, developing an effective database designed to predict how chemical compounds interact with a targeted disease-related protein, depends in part on our generation and use of information that is not proprietary to our customers and that we derive from performing these services. However, our customers may not allow us to use this information with other customers, such as the general interaction between types of chemistries and types of drug targets that we generate when performing drug discovery services for them. Without the ability to use this information, we may not be able to develop a database, which may limit our ability to improve the efficiency of the drug discovery services we provide.

                   RISKS RELATED TO OPERATING IN OUR INDUSTRY

THE DRUG RESEARCH AND DEVELOPMENT INDUSTRY IS HIGHLY COMPETITIVE, AND WE COMPETE WITH SOME COMPANIES THAT OFFER A BROADER RANGE OF PRODUCTS AND SERVICES AND HAVE BETTER ACCESS TO RESOURCES THAN WE DO.

     The pharmaceutical and biotechnology industries are characterized by rapid and continuous technological innovation. We compete with companies in the United States and abroad that are engaged in the development and production of chemistry discovery products and services. Our major competitors are medicinal chemistry outsourcing companies, including Albany Molecular Research Inc., ArQule, Inc., Discovery Partners Inc., MediChem Life Sciences, Inc. and Oxford Asymmetry International plc, and drug discovery companies, including 3-Dimensional Pharmaceuticals, Inc., BioCryst Pharmaceuticals, Inc., Texas Biotechnology Corporation and Vertex Pharmaceuticals Incorporated. Some of our competitors offer a broader range of products and services and have greater access to financial, technical, scientific, business development, recruiting and other resources than we do. Their access to greater resources may allow them to develop processes or technologies, such as databases and molecular modeling tools that predict how effectively compounds will treat a targeted disease, that render our technologies obsolete or uneconomical. We anticipate that we will face increased competition in the future as new companies enter the market and advanced technologies become available.

THE CONCENTRATION OF THE PHARMACEUTICAL INDUSTRY AND ANY FURTHER CONSOLIDATION COULD REDUCE THE NUMBER OF OUR POTENTIAL CUSTOMERS.

     We believe there are a limited number of large pharmaceutical companies and these companies represent a significant portion of the market for our products and services. The number of our potential customers could decline even further through consolidation among or growth of these companies. If the number of our potential customers declines even further, they may be able to negotiate price discounts or other terms for our products and services that are unfavorable to us.

THE INTELLECTUAL PROPERTY RIGHTS WE RELY ON TO PROTECT THE TECHNOLOGY UNDERLYING OUR PRODUCTS AND TECHNIQUES MAY BE INADEQUATE TO PREVENT THIRD PARTIES FROM USING OUR TECHNOLOGY OR DEVELOPING COMPETING PRODUCTS AND SERVICES OR TO PROTECT OUR INTERESTS IN OUR PROPRIETARY DRUG CANDIDATES.

     Our success will depend in part on our ability to protect patents or maintain the secrecy of proprietary processes and other technologies we develop for the testing and synthesis of chemical compounds in the drug discovery process. In addition, one of our business strategies is to develop our own proprietary drug candidates and enter into collaborations with pharmaceutical and biotechnology companies for the development of these drug candidates. In order to protect our rights to our proprietary drug candidates, we must obtain and maintain the intellectual property rights to such drug candidates.

     Although we have seven United States patent applications on file, including three provisional applications, we have not received any patents. We have engaged in limited patent prosecution in foreign countries. Any patents that we may own or license in the future may not afford meaningful protection for our technology and products. Our efforts to enforce and maintain our intellectual property rights may not be successful and may result in substantial costs and diversion of management time. In addition, others may challenge patents we may obtain in the future and, as a result, these patents could be narrowed, invalidated or rendered unenforceable or we may be forced to stop using the technology covered by these patents or to license the technology from third parties. In addition, current and future patent applications on which we depend may not result in the issuance of patents in the United States or foreign countries. Even if our rights are valid, enforceable and broad in scope, competitors may develop products based on similar technology that is not covered by our patents.

     In addition to patent protection, we also rely on copyright and trademark protection, trade secrets, know-how, continuing technological innovation and licensing opportunities. In an effort to maintain the confidentiality and ownership of our trade secrets and proprietary information, we require our employees, consultants and advisors to execute confidentiality and proprietary information agreements. However, these agreements may not provide us with adequate protection against improper use or disclosure of confidential information and there may not be adequate remedies in the event of unauthorized use or disclosure. Furthermore, like many companies in our industry, we may from time to time hire scientific personnel formerly employed by other companies involved in one or more areas similar to the activities we conduct. In some situations, our confidentiality and proprietary information agreements may conflict with, or be subject to, the rights of third parties with whom our employees, consultants or advisors have prior employment or consulting relationships. Although we require our employees and consultants to maintain the confidentiality of all confidential information of previous employers, we or these individuals may be subject to allegations of trade secret misappropriation or other similar claims as a result of their prior affiliations. Finally, others may independently develop substantially equivalent proprietary information and techniques, or otherwise gain access to our trade secrets. Our failure to protect our proprietary information and techniques may inhibit or limit our ability to exclude certain competitors from the market and execute our business strategies.

THE DRUG RESEARCH AND DEVELOPMENT INDUSTRY HAS A HISTORY OF PATENT AND OTHER INTELLECTUAL PROPERTY LITIGATION, AND WE MAY BE INVOLVED IN COSTLY INTELLECTUAL PROPERTY LAWSUITS.

     The drug research and development industry has a history of patent and other intellectual property litigation, and these lawsuits will likely continue. Because we produce and provide many different products and services in this industry, we face potential patent infringement suits by companies that control patents for similar products and services or other suits alleging infringement of their intellectual property rights. In order to protect or enforce our intellectual property rights, we may have to initiate legal proceedings against third parties. Legal proceedings relating to intellectual property would be expensive, take significant time and divert management's attention from other business concerns, whether we win or lose. The cost of such litigation could affect our profitability. Further, if we do not prevail in an infringement lawsuit brought against us, we might have to pay substantial damages, including treble damages, and we could be required to stop the infringing activity or obtain a license to use the patented technology.

                         RISKS RELATED TO THE OFFERING

OUR STOCK PRICE WILL LIKELY BE VOLATILE, AND YOUR INVESTMENT COULD DECLINE IN VALUE.

     The trading price of our common stock is likely to be volatile and subject to wide fluctuations in price in response to various factors, including:

     - actual or anticipated variations in quarterly operating results;

     - introductions or announcements of technological innovations or new products or services by us, our collaborators or our competitors;

     - disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to patent our technologies;

     - changes in financial estimates by securities analysts;

     - conditions or trends in the pharmaceutical and biotechnology industries;

     - additions or departures of key personnel;

     - the loss of a significant customer or collaborator;

     - announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

     - regulatory developments in the United States and abroad;

     - public concern as to the efficacy of new drug discovery techniques; and

     - economic and political factors.

     In addition, the stock market in general, and the market for life sciences companies in particular, have experienced significant price and volume fluctuations that have often been unrelated or disproportionate to operating performance. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted. A securities class action suit against us could result in potential liabilities, substantial costs and the diversion of management's attention and resources, regardless of whether we win or lose.

THERE MAY NOT BE AN ACTIVE, LIQUID TRADING MARKET FOR OUR COMMON STOCK.

     Prior to this offering, there has been no public market for our common stock. An active, liquid trading market for our common stock may not develop or be maintained following this offering. As a result, you may not be able to sell your shares quickly or at the market price. The initial public offering price was determined by negotiation between us and representatives of the underwriters based upon a number of factors and may not be indicative of prices that will prevail in the trading market. The market price of our common stock may decline below the initial public offering price, and you may not be able to resell your shares at or above the initial offering price. Please see "Underwriting" below for a discussion of the factors to be considered in determining the initial public offering price.

IF WE NEED BUT ARE UNABLE TO OBTAIN ADDITIONAL FUNDING TO SUPPORT OUR OPERATIONS, WE WOULD HAVE TO REDUCE OR CEASE OPERATIONS.

     We have historically financed our operations primarily through the sale of our securities and borrowings under our credit facilities. The amount of cash we used in our operating activities for fiscal year 1999 and fiscal year 2000, was $3.5 million and $1.3 million, respectively, and the amount of cash we used in our operating activities for the three months ended September 30, 2000 was $3.4 million. Although we anticipate that we will use more cash in our operating activities in future periods, we believe that our existing cash, cash equivalents and marketable securities and anticipated cash flow from existing collaboration agreements together with the proceeds of this public offering will be sufficient to support our current operating plan for at least the next 12 months. However, our current operating plan could change as a result of many factors, and we could require additional funding sooner than anticipated.

     To the extent that the cash from our future operating activities is insufficient to meet future capital requirements, we will have to raise additional funds to continue the development of our products and services. We may not be able to raise funds on favorable terms, if at all. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of those securities would result in dilution to our stockholders. Moreover, incurring debt financing could result in a substantial portion of our operating cash flow being dedicated to the payment of principal and interest on such indebtedness, could render us more vulnerable to competitive pressures and economic downturns and could impose restrictions on our operations. If adequate funds are not available, we may be required to curtail operations significantly or to obtain funds through other arrangements on unattractive terms.

FUTURE SALES OF OUR COMMON STOCK MAY DEPRESS OUR STOCK PRICE.

     The market price of our common stock could decline as a result of sales of substantial amounts of our common stock in the public market after the closing of this offering, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of common stock. There will be 21,966,922 shares of common stock outstanding immediately after this offering, or 22,941,922 shares if the underwriters exercise their over-allotment option in full, based on the number of shares outstanding at October 31, 2000. All of the shares sold in this offering will be freely transferable without restriction or further registration under the Securities Act of 1933, except for any shares purchased by our executive officers, directors, principal stockholders and certain related parties.

     Assuming the underwriters do not exercise their overallotment option, the remaining 15,466,922 shares will be eligible for sale in the public market as follows: 486,226 shares after 90 days from the date of this prospectus; 13,284,629 shares after 180 days from the date of this prospectus; and 1,696,067 shares at various times after 180 days from the date of this prospectus. Please see "Shares Eligible for Future Sale" for additional information.

     After this offering, we intend to register approximately 6,748,110 shares of common stock that are reserved for issuance upon exercise of options granted or reserved for grant under our stock option plan and our employee stock purchase plan. Once we register these shares, stockholders can sell them in the public market upon issuance, subject to restrictions under the securities laws. The number of shares we have reserved for issuance under our stock option plan may increase based on our issued and outstanding shares of common stock, and we may register such additional shares in the future. In addition, some of our existing stockholders will be entitled to register their shares of common stock after this offering. Please see "Description of Capital Stock -- Registration Rights."

YOU WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION AS A RESULT OF THIS OFFERING AND MAY EXPERIENCE ADDITIONAL DILUTION IN THE FUTURE.

     You will pay a price per share that substantially exceeds the per share value of our tangible assets after subtracting our total liabilities. As a result, if we were to distribute our net tangible assets to our stockholders immediately following this offering, you would receive less than the amount you paid for your shares. In addition, purchasers of our common stock in this offering will have contributed approximately 65% of the aggregate price paid by all purchasers of our stock, but will own only approximately 30% of our common stock outstanding after the offering based on the number of shares outstanding as of September 30, 2000. If the holders of outstanding options or warrants exercise those options or warrants at prices below the initial public offering price, you will incur further dilution. We may also acquire other companies or technologies or finance strategic alliances by issuing equity, which may result in additional dilution to our stockholders. Please see "Dilution" for additional information.

ANTI-TAKEOVER PROVISIONS IN OUR CHARTER AND BYLAWS COULD MAKE IT DIFFICULT FOR A THIRD PARTY TO ACQUIRE US.

     Our certificate of incorporation and bylaws contain provisions that could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. We are also subject to provisions of Delaware law that could delay, deter or prevent a change in control. Please see "Description of Capital
Stock -- Anti-Takeover Provisions" for additional information.

OUR EXECUTIVE OFFICERS, DIRECTORS AND PRINCIPAL STOCKHOLDERS OWN A LARGE PERCENTAGE OF OUR VOTING COMMON STOCK AND COULD LIMIT NEW STOCKHOLDERS FROM INFLUENCING CORPORATE DECISIONS.

     Immediately after this offering, our executive officers, directors, current principal stockholders and their respective affiliates will beneficially own approximately 64% of our outstanding common stock based on their ownership as of October 31, 2000. These stockholders, if acting together, would be able to control substantially all matters requiring approval by our stockholders, including mergers, sales of assets, the election of all directors and approval of other significant corporate transactions in a manner with which you may not agree or that may not be in the best interest of other stockholders.

      SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

     This prospectus contains forward-looking statements. We use words like "believe," "intend," "expect," "may," "will," "should," "plan," "project," "contemplate," "anticipate" and similar expressions to identify these forward-looking statements. We have based these forward-looking statements on our current expectations and projections about the growth of our business, our financial performance and the development of our industry. Because these statements reflect our current views concerning future events, these forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors, including the risks described in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere in this prospectus. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

     Information regarding market and industry statistics contained in the "Prospectus Summary" and "Business" sections of this prospectus is included based on information available to us that we believe is accurate. It is generally based on academic and other publications that are not produced for purposes of securities offerings or economic analysis. We have not reviewed or included data from all sources and cannot assure you of the accuracy of the data we have included.

                                USE OF PROCEEDS

     We estimate our net proceeds from the sale of 6,500,000 shares of common stock in this offering will be approximately $44,438,000, or approximately $51,238,000 if the underwriters exercise their over-allotment option in full, after deducting the underwriting discount and estimated offering expenses.

     We currently intend to use the net proceeds to fund our operations, including continued development and manufacturing of existing products as well as research and development of additional products and services, hire additional personnel and expand our facilities to be able to meet the growing needs of our business. We also may use a portion of the net proceeds to acquire or invest in new products or technologies, pay down our indebtedness or acquire complementary businesses. As of October 31, 2000, we had approximately $5.9 million of outstanding indebtedness, which is described under "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." We intend to use the balance of the net proceeds for general corporate purposes, including working capital requirements. Our management may spend the proceeds from this offering in ways that the stockholders may not deem desirable.

     Pending the application of the net proceeds towards one of the above uses, we intend to invest the net proceeds in investment-grade, interest-bearing securities. We cannot predict whether the investment of the proceeds will yield a favorable return.

     The foregoing represents our current intentions based upon our present plans and business condition. Our management will have broad discretion in the application of the net proceeds from this offering, and the occurrence of unforeseen events or changed business conditions could result in the application of the net proceeds from this offering in a manner other than as described in this prospectus.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our capital stock, and we do not intend to pay any cash dividends in the foreseeable future. We currently intend to retain all available funds and any future earnings for use in the operation of our business and to fund future growth.

                                 CAPITALIZATION

     The following table sets forth our total long-term debt, including current portion, and capitalization as of September 30, 2000 presented:

     - on an actual basis;

     - on a pro forma basis to give effect to the automatic conversion of our Series A preferred stock, Series B preferred stock and Series C preferred stock into shares of our common stock upon the closing of this offering on a one-to-one basis, as if these events had occurred as of September 30, 2000; and

     - on a pro forma as adjusted basis to give effect to the sale of 6,500,000 shares of our common stock at the initial public offering price of $7.50 per share, after deducting the underwriting discount and estimated offering expenses.

     The following table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes thereto included elsewhere in this prospectus.

                                                                   AS OF SEPTEMBER 30, 2000
                                                              ----------------------------------
                                                                         (UNAUDITED)
                                                                                      PRO FORMA
                                                               ACTUAL    PRO FORMA   AS ADJUSTED
                                                              --------   ---------   -----------
                                                                 (IN THOUSANDS, EXCEPT SHARE
                                                                    AND PER SHARE AMOUNTS)
Long-term debt, including current portion...................  $  6,036   $  6,036     $  6,036
                                                              --------   --------     --------
Stockholders' equity:
Preferred stock, par value $0.001 per share; 11,825,000
  shares
  authorized actual and pro forma and 10,000,000 shares
  authorized pro forma as adjusted
     Series A convertible preferred stock; 6,635,000 shares
       issued
       and outstanding actual and no shares issued and
       outstanding
       pro forma and pro forma as adjusted..................         7         --           --
     Series B convertible preferred stock; 3,199,999 shares
       issued
       and outstanding actual and no shares issued and
       outstanding
       pro forma and pro forma as adjusted..................         3         --           --
     Series C convertible preferred stock; 1,666,667 shares
       issued and outstanding actual and no shares issued
       and outstanding pro forma and pro forma as
       adjusted.............................................         1         --           --
                                                              --------   --------     --------
          Total preferred stock.............................        11         --           --
                                                              --------   --------     --------
Common stock, par value $0.001 per share; 20,225,000 shares
  authorized actual and pro forma and 60,000,000 shares
  authorized pro forma as adjusted; 3,902,666 shares issued
  and outstanding actual, 15,404,332 shares issued and
  outstanding pro forma and 21,904,332 shares issued and
  outstanding pro forma as adjusted.........................         4         15           22
Additional paid-in capital..................................    37,418     37,418       81,849
Accumulated deficit.........................................   (12,575)   (12,575)     (12,575)
Notes receivable for common stock -- (related party)........      (399)      (399)        (399)
Deferred compensation.......................................    (9,926)    (9,926)      (9,926)
                                                              --------   --------     --------
          Total stockholders' equity........................    14,533     14,533       58,971
                                                              --------   --------     --------
          Total capitalization..............................  $ 20,569   $ 20,569     $ 65,007
                                                              ========   ========     ========

     The above table does not reflect the following:

     - 3,118,754 shares of common stock underlying options outstanding as of September 30, 2000 at a weighted-average exercise price of $0.47 per share;

     - 110,750 shares of common stock, assuming the automatic conversion of our preferred stock, underlying warrants to purchase preferred stock outstanding as of September 30, 2000 at a weighted-average exercise price of $3.15 per share; and

     - 729,446 shares of common stock available for issuance or future grants under our stock option plan as of September 30, 2000.

                                    DILUTION

     As of September 30, 2000, our pro forma net tangible book value was $14.5 million, or $0.94 per share of common stock. Our pro forma net tangible book value per share represents our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding on that date and assumes the conversion of all outstanding shares of our preferred stock, which convert automatically into shares of common stock on a one-for-one basis upon the closing of this offering. Without taking into account any other changes in our pro forma net tangible book value per share after September 30, 2000, other than to give effect to the sale of the 6,500,000 shares of common stock offered by this prospectus at the initial public offering price of $7.50 per share, after deducting the underwriting discount and estimated offering expenses, our pro forma as adjusted net tangible book value as of September 30, 2000 would have been $58.9 million, or $2.69 per share. This represents an immediate increase in pro forma as adjusted net tangible book value to existing stockholders of $1.75 per share and an immediate dilution to new investors who purchase shares of common stock in this offering of $4.81 per share. Dilution equals the difference between the amount per share paid by new investors who purchase shares of common stock in this offering and the pro forma as adjusted net tangible book value per share upon the closing of this offering. The following table illustrates the per share dilution:

Initial public offering price per share.....................          $7.50
  Pro forma net tangible book value per share as of
     September 30, 2000.....................................  $0.94
  Increase per share attributable to new investors..........   1.75
                                                              -----
Pro forma as adjusted net tangible book value per share
  after this offering.......................................           2.69
                                                                      -----
Dilution in pro forma net tangible book value per share to
  new investors.............................................          $4.81
                                                                      =====

     The following table illustrates, on a pro forma as adjusted basis, as of September 30, 2000, the differences between the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid to us (1) by existing stockholders, and (2) by the new investors who purchase shares of common stock in this offering at the initial public offering price of $7.50 per share, before deducting the underwriting discount and estimated offering expenses.

                                             SHARES PURCHASED      TOTAL CONSIDERATION     AVERAGE
                                           --------------------   ---------------------     PRICE
                                             NUMBER     PERCENT     AMOUNT      PERCENT   PER SHARE
                                           ----------   -------   -----------   -------   ---------
Existing stockholders....................  15,404,332       70%   $25,695,661       35%     $1.67
New investors............................   6,500,000        30    48,750,000        65      7.50
                                           ----------   -------   -----------   -------
          Total..........................  21,904,332      100%   $74,445,661      100%
                                           ==========   =======   ===========   =======

     The discussion and table assume:

     - the automatic conversion of our Series A preferred stock, Series B preferred stock and Series C preferred stock on a one-to-one basis into 11,501,666 shares of our common stock;

     - no exercise of options outstanding under our stock option plan as of September 30, 2000;

     - no exercise by the underwriters of their over-allotment option to purchase up to 975,000 additional shares of common stock from us; and

     - no exercise by any of our security holders of any outstanding warrants.

     As of September 30, 2000, there were options outstanding to purchase a total of 3,118,754 shares of common stock at a weighted-average price of $0.47 per share. As of the same date, there were warrants to purchase a total of 110,750 shares of common stock, assuming the automatic conversion of our Series A and Series B preferred stock, at a weighted-average exercise price of $3.15 per share. There will be further dilution to new investors who purchase shares of common stock in this offering to the extent any of our options or warrants are exercised.

                            SELECTED FINANCIAL DATA

     We derived the statements of operations data for the years ended June 30, 1999 and 2000 and the period from February 6, 1998 (inception) to June 30, 1998, and the balance sheet data as of June 30, 1999 and 2000 from the audited financial statements in this prospectus. Those financial statements were audited by Ernst & Young LLP, independent auditors. We derived the balance sheet data as of June 30, 1998 from audited financial statements that are not included in this prospectus. The selected financial data presented below as of September 30, 2000 and for the three months ended September 30, 1999 and 2000 have been derived from our unaudited financial statements, which are included elsewhere in this prospectus and, in our opinion, reflect all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of our financial position and results of operations. Operating results for the three months ended September 30, 2000 are not necessarily indicative of results that may be expected for any other interim period or for the year ending June 30, 2001. Historical results are not necessarily indicative of the results to be expected for any interim period or for the year as a whole.

     The pro forma net loss per share data gives effect to the automatic conversion of all of our outstanding preferred stock upon the closing of this offering. The cost of revenue, research and development expenses, and selling, general and administrative expenses data below includes compensation related to stock option grants.

                                      PERIOD FROM
                                      FEBRUARY 6,
                                          1998                                   THREE MONTHS ENDED
                                     (INCEPTION) TO    YEARS ENDED JUNE 30,        SEPTEMBER 30,
                                        JUNE 30,      ----------------------   ----------------------
                                          1998          1999         2000        1999         2000
                                     --------------   ---------   ----------   ---------   ----------
                                                                                    (UNAUDITED)
                                             (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
Revenue:
Collaboration service revenue......     $    --       $     992   $    4,629   $     730   $    2,110
Product revenue....................          --             512        2,145         620          651
                                        -------       ---------   ----------   ---------   ----------
Total revenue......................          --           1,504        6,774       1,350        2,761
Cost of revenue*...................          --           1,033        4,445         817        2,408
                                        -------       ---------   ----------   ---------   ----------
Gross profit.......................          --             471        2,329         533          353
Research and development
  expenses*........................          --           3,301        3,963         696        1,702
Selling, general and administrative
  expenses*........................          62           1,522        3,470         439        1,694
                                        -------       ---------   ----------   ---------   ----------
Total operating expenses...........          62           4,823        7,433       1,135        3,396
                                        -------       ---------   ----------   ---------   ----------
Loss from operations...............         (62)         (4,352)      (5,104)       (602)      (3,043)
Interest expense...................          --            (136)        (384)        (84)        (173)
Interest income....................          13             181          356          25          130
                                        -------       ---------   ----------   ---------   ----------
Net loss...........................         (49)         (4,307)      (5,132)       (661)      (3,086)
Deemed dividend related to
  beneficial conversion feature of
  preferred stock..................          --              --           --          --       (5,000)
                                        -------       ---------   ----------   ---------   ----------
Net loss applicable to common
  stockholders.....................     $   (49)      $  (4,307)  $   (5,132)  $    (661)  $   (8,086)
                                        =======       =========   ==========   =========   ==========
Basic and diluted net loss per
  share applicable to common
  stockholders.....................     $ (0.06)      $   (1.48)  $    (1.68)  $   (0.22)  $    (2.17)
                                        =======       =========   ==========   =========   ==========
Shares used in computing basic and
  diluted net loss per share.......     863,964       2,918,367    3,063,439   2,968,575    3,718,550
                                        =======       =========   ==========   =========   ==========

                                      PERIOD FROM
                                      FEBRUARY 6,
                                          1998                                   THREE MONTHS ENDED
                                     (INCEPTION) TO    YEARS ENDED JUNE 30,        SEPTEMBER 30,
                                        JUNE 30,      ----------------------   ----------------------
                                          1998          1999         2000        1999         2000
                                     --------------   ---------   ----------   ---------   ----------
                                                                                    (UNAUDITED)
                                             (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Pro forma basic and diluted net
  loss per share applicable to
  common stockholders
  (unaudited)......................                               $    (0.44)              $    (0.57)
                                                                  ==========               ==========
Shares used in computing pro forma
  basic and diluted net loss per
  share (unaudited)................                               11,697,343               14,109,105
                                                                  ==========               ==========

* Includes compensation related to stock option grants:
  Cost of revenue..................                               $       43               $      210
  Research and development
     expenses......................                                       35                      140
  Selling, general and
     administrative expenses.......                                    1,040                      357
                                                                  ----------               ----------
          Total....................                               $    1,118               $      707
                                                                  ==========               ==========

                                                           AS OF JUNE 30,               AS OF
                                                   ------------------------------   SEPTEMBER 30,
                                                     1998       1999       2000         2000
                                                   --------   --------   --------   -------------
                                                                                     (UNAUDITED)
                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and marketable
  securities.....................................  $  2,608   $  2,186   $  5,784     $ 10,360
Other current assets.............................       192      1,819      2,764        3,820
Property, plant and equipment, net...............         6      2,872      6,911       10,236
Other assets.....................................         4        248        364          371
                                                   --------   --------   --------     --------
  Total assets...................................  $  2,810   $  7,125   $ 15,823     $ 24,787
                                                   ========   ========   ========     ========
Total current liabilities........................  $     57   $  2,744   $  6,338     $  6,634
Long-term debt, less current portion.............        --      1,824      2,833        3,620
Total stockholders' equity.......................     2,753      2,557      6,652       14,533
                                                   --------   --------   --------     --------
  Total liabilities and stockholders' equity.....  $  2,810   $  7,125   $ 15,823     $ 24,787
                                                   ========   ========   ========     ========

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this prospectus. This discussion may contain forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under "Risk Factors" and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

OVERVIEW

     We offer a broad range of products and services to pharmaceutical and biotechnology companies to bridge the gap between the discovery of disease-related proteins and the testing of potential drug candidates in animals and humans. Our experienced scientists provide premium products and services to create, evaluate and optimize potential drug candidates. In addition, we have developed an information-driven technology platform to support our scientists in making better decisions at each stage of the drug discovery process. We also leverage our capabilities internally to develop proprietary drug candidates in collaboration with our customers. We have incurred net losses since inception and expect to incur losses in the near future as we expand our scientific staff and continue the scale-up of our operations. To date, we have funded our operations primarily through the issuance of equity securities, borrowings and revenue from our collaborators. As of September 30, 2000, we had an accumulated deficit of $12.6 million.

     We generate revenue by researching, designing and synthesizing medicinally relevant chemical compounds through the products and services we offer to our collaborators. We report product and service revenue separately. We report cost of goods sold and cost of revenue from services as one line item titled cost of revenue in our statement of operations. Although our current cost accounting system has the functional capacity to segregate these costs, we have not yet implemented such functionality, primarily because these costs are derived from similar processes including research, design and synthesis activities. We anticipate further implementing the cost segregation functionality of our cost accounting system during fiscal year 2001.

     Our products include our Diversity Library and our Optimer building blocks. Our Diversity Library is a collection of structurally-related chemical compounds that may have the potential to become drug candidates. We sell compounds from our Diversity Library to our customers with a non-exclusive license restricting use of these compounds to internal research, and we retain all other rights to them, which permits us to sell the same compounds to other customers. We sell our Optimer building blocks, which are the starting materials used to create more complex chemical compounds in the drug discovery process, without any restrictions on use.

     Our services include lead optimization, custom synthesis, lead generation and process research and development. We collaborate with our customers in lead optimization to refine and optimize potential drug candidates. We also design, synthesize and sell libraries of chemical compounds or single compounds to our customers on a custom basis, and sell them with either an exclusive or non-exclusive license to use the compounds. In addition, we provide lead generation services, including screening compound libraries to discover potential drug candidates for our collaborators. Finally, we assist customers in process research and development, which involves developing the processes, and synthesizing for delivery, larger quantities of chemical compounds required for clinical testing.

     In general, we sell our compounds, including our Optimer building blocks and Diversity Library, on a per-compound basis, although some of our contracts allow our customers to obtain exclusive rights to particular compounds upon the payment of additional fees. We are typically paid for our services under our collaboration agreements based on the number of full-time equivalent employees contractually assigned to a project, at an annual full-time equivalent price, plus certain expenses. Custom collections of chemical compounds we create and custom chemical synthesis we perform under our service agreements are typically charged on a per-delivered compound basis, plus a charge for research and development. In addition, two of our collaboration agreements provide for additional payments upon our achievement of certain milestones and one of our collaboration agreements provides for license fees. Our future agreements may also provide royalties. We have not yet generated any license fees or milestone or royalty payments. In general, our collaborators may terminate our collaboration agreements with them on 30 to 90 days' prior notice. During the three months ended September 30, 2000, ICOS Corporation, and Eli Lilly and Company accounted for 36% and 26%, respectively, of our total revenue. During fiscal year 2000, ICOS Corporation, Celltech Chiroscience Ltd., through its subsidiary Darwin Discovery Limited, and Merck & Co., Inc. accounted for 48%, 11% and 10%, respectively, of our total revenue. We will seek to generate revenue from new collaboration agreements that will reduce our concentration of revenue.

     We generally recognize revenue upon shipment of our products or upon performance under our collaboration agreements. Revenue from our full-time equivalent collaboration service agreements is recognized on a monthly or per diem basis as work is performed. Revenue from our development, fixed-fee and fee-per-compound collaboration service agreements is recognized either on a percentage of completion basis or as compounds are shipped. Revenue from license fees will be recognized over the term of the particular license. Revenue from up front fees will be recognized over the expected term of the particular collaboration agreement.

     Cost of revenue consists mainly of compensation, associated fringe benefits and other product or service-related costs, including recruiting and relocation, fine chemicals, supplies, small tools, facilities, depreciation and other direct and indirect chemical handling and laboratory support costs, excluding any costs related to research and development.

     Research and development expenses consist of the same type of scientific expenditures that comprise cost of revenue, except that the expenses are related to the development of our early-stage intellectual property and products where we have not yet proven technological feasibility. Costs of routine or production-related activities are charged to cost of revenue.

     Selling, general and administrative expenses consist mainly of compensation and associated fringe benefits and other management, business development, accounting, information technology and administration costs, including consulting and professional services, travel and meals, advertising, sales commissions, facilities, depreciation and other office expenses.

     We currently sell our products and services directly to pharmaceutical and biotechnology companies through our senior management and scientists and through customer referrals. In addition, we sell our products and services in Japan through an agent. International revenue represented 8% and 9% of our total revenue during fiscal years 1999 and 2000, respectively. The majority of our international revenue was attributed to European sales, and the remaining was attributed to sales in Japan. All of our collaboration agreements and purchase orders are denominated in United States dollars.

     We intend to grow our revenue with existing customers and to realize new revenue streams through collaborations with a diversified group of pharmaceutical and biotechnology companies. In addition, we expect to enter into contracts that allow us to participate in the success of potential drug candidates with our collaborators through milestone and/or royalty payments and to participate in the success of our proprietary potential drug candidates through a combination of licensing fees, milestone and/or royalty payments. We expect our growth to require significant ongoing investment in facilities, scientific personnel and business development resources.

STOCK COMPENSATION

     During fiscal year 2000 and the three months ended September 30, 2000, we recorded deferred stock compensation totaling $11.7 million. We recorded compensation expense related to stock option grants of approximately $1.1 million for fiscal year 2000 and approximately $707,000 for the three months ended September 30, 2000. At September 30, 2000, we had a total of $9.9 million of remaining deferred stock compensation to be amortized. Assuming the consummation of this offering, we expect to amortize deferred stock compensation recorded through September 30, 2000 as follows: $3.8 million during the remainder of fiscal year 2001; $2.2 million in fiscal year 2002; $2.0 million in fiscal year 2003; $1.9 million in fiscal year 2004; and $64,000 in fiscal year 2005. Of the $4.4 million in deferred compensation we expect to amortize in fiscal year 2001, $2.0 million is directly attributable to unvested options that will be accelerated and exercisable upon the closing of this offering. We expect to record additional deferred compensation for options granted after September 30, 2000. To date, we have granted our employees stock options as annual incentive bonus awards. Any future annual incentive bonus awards may include a partial cash component in addition to stock-based compensation. You should read Note 5 of the notes to our financial statements included elsewhere in this prospectus for additional information.

DEEMED DIVIDEND UPON ISSUANCE OF CONVERTIBLE PREFERRED STOCK

     On August 31, 2000, we issued 1,666,667 shares of our Series C preferred stock, which is convertible on a one-to-one basis into shares of common stock, at $6.00 per share to investors resulting in gross proceeds of $10.0 million. Subsequent to the commencement of the initial public offering process, we reevaluated the fair value of our Series C preferred stock as of August 31, 2000 and determined it to be $9.00 per share. Accordingly, the incremental fair value of $5.0 million, or $3.00 per share, is deemed to be the equivalent of a dividend on the Series C preferred. We recorded the deemed dividend at the date of issuance by offsetting charges and credits to preferred stock, without any effect on total stockholders' equity. The preferred stock dividend increases the loss applicable to common stockholders in the calculation of basic net loss per share for fiscal year 2001 and all related interim periods.

RESULTS OF OPERATIONS

     The following table presents our results of operations for the nine quarters in the period ending September 30, 2000. This information has been compiled from our unaudited interim financial statements. Our unaudited financial statements have been prepared on the same basis as our audited financial statements. All adjustments, consisting only of normal recurring accruals considered necessary for a fair presentation, have been included. The cost of revenue, research and development expenses, and selling, general and administrative expenses data in the following table includes compensation related to stock option grants. The results of operations for any quarter are not necessarily indicative of the results of operations for any future period.

                                                                       THREE MONTHS ENDED,
                                               -------------------------------------------------------------------
                                               SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,   SEPTEMBER 30,
                                                   1998            1998         1999        1999         1999
                                               -------------   ------------   ---------   --------   -------------
                                                                         (IN THOUSANDS)
Revenue:
Collaboration service revenue................     $    --        $    --       $   313    $   678       $  730
Product revenue..............................          --             39           149        324          620
                                                  -------        -------       -------    -------       ------
Total revenue................................          --             39           462      1,002        1,350
Cost of revenue*.............................          11             23           328        671          817
                                                  -------        -------       -------    -------       ------
Gross profit.................................         (11)            16           134        331          533
Research and development expenses*...........         778            751           962        810          696
Selling, general and administrative
  expenses*..................................         206            462           354        500          439
                                                  -------        -------       -------    -------       ------
Total operating expenses.....................         984          1,213         1,316      1,310        1,135
Loss from operations.........................        (995)        (1,197)       (1,182)      (979)        (602)
                                                  -------        -------       -------    -------       ------
Interest expense.............................          --            (16)          (44)       (75)         (84)
Interest income..............................          58             48            36         39           25
                                                  -------        -------       -------    -------       ------
        Net loss.............................     $  (937)       $(1,165)      $(1,190)   $(1,015)      $ (661)
                                                  =======        =======       =======    =======       ======

*Includes compensation related to stock option grants:
 Cost of revenue..................................................................................................
 Research and development expenses................................................................................
 Selling, general and administrative expenses.....................................................................
    Total.........................................................................................................

                                                               THREE MONTHS ENDED,
                                               ---------------------------------------------------
                                               DECEMBER 31,   MARCH 31,   JUNE 30,   SEPTEMBER 30,
                                                   1999         2000        2000         2000
                                               ------------   ---------   --------   -------------
                                                                 (IN THOUSANDS)
Revenue:
Collaboration service revenue................    $   764       $ 1,212    $ 1,923      $  2,110
Product revenue..............................        587           613        325           651
                                                 -------       -------    -------      --------
Total revenue................................      1,351         1,825      2,248         2,761
Cost of revenue*.............................        801         1,173      1,654         2,408
                                                 -------       -------    -------      --------
Gross profit.................................        550           652        594           353
Research and development expenses*...........        920         1,020      1,327         1,702
Selling, general and administrative
  expenses*..................................      1,094           888      1,049         1,694
                                                 -------       -------    -------      --------
Total operating expenses.....................      2,014         1,908      2,376         3,396
Loss from operations.........................     (1,464)       (1,256)    (1,782)       (3,043)
                                                 -------       -------    -------      --------
Interest expense.............................        (87)          (87)      (126)         (173)
Interest income..............................         86           126        119           130
                                                 -------       -------    -------      --------
        Net loss.............................    $(1,465)      $(1,217)   $(1,789)     $ (3,086)
                                                 =======       =======    =======      ========
*Includes compensation related to stock optio
 Cost of revenue.............................    $    --       $     5    $    38      $    210
 Research and development expenses...........         --             4         31           140
 Selling, general and administrative expenses        355           338        347           357
                                                 -------       -------    -------      --------
    Total....................................    $   355       $   347    $   416      $    707
                                                 =======       =======    =======      ========

THREE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999

     Revenue. Total revenue increased to $2.8 million for the three months ended September 30, 2000 from $1.4 million for the three months ended September 30, 1999. This increase in revenue was primarily a result of additional revenue generated from sales of our lead optimization services and process chemistry services under our collaborations with Eli Lilly and Company and ICOS Corporation.

     Cost of revenue. Cost of revenue increased to $2.4 million for the three months ended September 30, 2000 from approximately $817,000 for the three months ended September 30, 1999, reflecting the increased cost to support our revenue growth in the same period. The cost increases during the 2000 period were primarily attributed to recruiting and relocating additional scientific staff and associated salaries and benefits, and the expenditures associated with equipping and commencing operations in our new and expanded facilities. These and other costs are expected to continue to increase in the future to support our growth. We expect salaries for our scientific personnel to increase in future years at a rate in excess of general inflation because of the increased market demand for scientists. Cost of revenue was 87% of revenue during the 2000 period, compared to 61% during the 1999 period. The increase in cost of revenue as a percentage of revenue during the 2000 period as compared to the 1999 period was due primarily to facility expansion costs, increased recruiting costs and compensation related to stock option grants.

     Research and development expenses. Research and development expenses increased to $1.7 million for the three months ended September 30, 2000 from approximately $696,000 for the three months ended September 30, 1999. The increase in research and development expenses during the 2000 period was primarily attributed to expanded research efforts for our Diversity Library agreements and custom synthesis collaborations. These expanded research efforts required the recruitment and relocation of additional scientific staff and associated salaries and benefits, and the expenditures associated with equipping and commencing operations in our new and expanded facilities. We plan to increase our research and development efforts related to the discovery of additional intellectual property, which will result in increased research and development expenses.

     Selling, general and administrative expenses. Selling, general and administrative expenses totaled $1.7 million for the three months ended September 30, 2000, compared to approximately $439,000 for the three months ended September 30, 1999. The increase in selling, general and administrative expenses during the 2000 period was primarily attributed to compensation related to stock option grants, relocation costs, increased staffing levels and expanded management.

     Compensation related to stock option grants. Compensation expense related to stock option grants was approximately $707,000 for the three months ended September 30, 2000. There was no compensation expense related to stock option grants for the three months ended September 30, 1999. The expense for the 2000 period is allocated among the following functional areas: 50% to selling, general and administrative expenses, 30% to cost of revenue and 20% to research and development expenses. For the three months ended September 30, 2000, we recorded deferred stock compensation of $6.0 million.

     Interest income or expense. We had net interest expense of approximately $43,000 for the three months ended September 30, 2000, compared to net interest expense of approximately $59,000 for the three months ended September 30, 1999. The decrease in net interest expense for the 2000 period was primarily due to larger interest income from our larger balances of cash, cash equivalents and marketable securities, partially offset by increased borrowing for the 2000 period.

FISCAL YEARS ENDED JUNE 30, 2000 AND 1999

     Revenue. Total revenue increased to $6.8 million in fiscal year 2000 from $1.5 million in fiscal year 1999. The revenue increase from fiscal year 1999 to fiscal year 2000 was primarily a result of a full year of operations in fiscal year 2000 versus a partial year of operations in fiscal year 1999. Sales increased in all products and services offered, and most significantly in lead optimization services, process chemistry services and sales of products from our Diversity Library.

     Cost of revenue. Cost of revenue increased to $4.4 million in fiscal year 2000 from $1.0 million in fiscal year 1999, reflecting the increased cost to support our revenue growth in the same period. The cost increases in fiscal year 2000 were primarily attributed to recruiting and relocating additional scientific staff and associated salaries and benefits, and the expenditures associated with equipping and commencing operations in our new and expanded facilities. Cost of revenue was 66% of revenue in fiscal year 2000, compared to 69% in fiscal year 1999. The reduction in cost of revenue as a percentage of revenue in 2000 as compared to 1999 was due primarily to a larger revenue base against which to apply certain fixed costs.

     Research and development expenses. Research and development expenses increased to $4.0 million in fiscal year 2000 from $3.3 million in fiscal year 1999. The increase in research and development expenses in fiscal year 2000 was primarily attributed to expanded research efforts for our Diversity Library and custom synthesis collaborations. These expanded research efforts required the recruitment and relocation of additional scientific staff and associated salaries and benefits, and the expenditures associated with equipping and commencing operations in our new and expanded facilities.

     Selling, general and administrative expenses. Selling, general and administrative expenses totaled $3.5 million in fiscal year 2000, compared to $1.5 million in fiscal year 1999. The increase in selling, general and administrative expenses in fiscal year 2000 was primarily attributed to our increased staffing levels and expanded management. The recruitment and relocation of senior management was a significant component of our selling, general and administrative expenses in fiscal year 2000.

     Compensation related to stock option grants. Compensation expense related to stock option grants was approximately $1.1 million in fiscal year 2000. There was no compensation expense related to stock option grants in fiscal year 1999. The expense for fiscal year 2000 relates primarily to the selling, general and administrative functional area. In fiscal year 2000, we recorded deferred stock compensation of $5.8 million.

     Interest income or expense. We had net interest expense of approximately $28,000 in fiscal year 2000, compared to net interest income of approximately $45,000 in fiscal year 1999. The net interest expense in fiscal year 2000 compared with net interest income in fiscal year 1999 was primarily due to increased borrowing to finance equipment purchases, offset partially by larger interest income from our larger balances of cash, cash equivalents and marketable securities in fiscal year 2000.

FOR THE PERIOD FROM FEBRUARY 6, 1998 (INCEPTION) TO JUNE 30, 1998

     We were formed in February 1998, but we did not begin incurring costs until May 1998. Our operations in May and June of 1998 consisted primarily of obtaining equity financing, leasing facilities, hiring personnel and travelling to prospective customer locations. A comparison of this period to operations data from fiscal year 1999 would not be meaningful.

LIQUIDITY AND CAPITAL RESOURCES

     We have funded our operations principally with $25.3 million of private equity financing and $7.9 million in short-term and long-term debt and equipment financing arrangements. Equity investments came from a common stock offering and a series of three preferred stock offerings that occurred from May 1998 through August 2000.

     Between May 19, 1998 and January 15, 1999, we issued 6,635,000 shares of our Series A preferred stock resulting in gross proceeds of $6.6 million and 2,913,367 shares of our common stock resulting in gross proceeds of $685,000. On November 16, 1999, we issued 3,199,999 shares of our Series B preferred stock resulting in gross proceeds of $8.0 million. On August 31, 2000, we issued 1,666,667 shares of our Series C preferred stock resulting in gross proceeds of $10.0 million.

     In May 1998, we loaned an aggregate of $350,000 to three of our founders to purchase shares of our common stock. These loans are secured by pledges of certain shares of common stock owned by these founders, bear interest at a rate of 6.0% per annum and, in the case of two of the founders who are employees, are due on the earlier of September 1, 2002 or the date the founder's employment with us is terminated. In the case of the third founder, who is not an employee, the note is due on May 18, 2002. As of September 30, 2000, approximately $399,000 in principal and accrued interest remained outstanding under these loans. See "Related Party Transactions" included elsewhere in this prospectus.

     In November 1998 and February 1999, we drew down the entirety of a $1.5 million loan from Silicon Valley Bank for the acquisition of equipment pursuant to a Loan and Security Agreement dated as of October 9, 1998. The notes reflecting this loan are payable in monthly installments with a final payment of 8.0% of the initial loan draw due at maturity, mature 42 months from the date of the initial funding under the loan and bear interest at a rate equal to the yield to maturity of the 42-month United States Treasury note as of the funding date, plus 3.0%. As of September 30, 2000, approximately $814,000 in principal and accrued interest remained outstanding under these notes. In addition, on October 9, 1998, we issued a warrant to Silicon Valley Bank in connection with this loan to purchase 40,000 shares of our Series A preferred stock at an exercise price of $1.00 per share, subject to certain adjustments.

     In February 1999, we entered into a Master Note and Security Agreement with Leasing Technologies International, Inc. for a $1.5 million secured installment loan to finance our acquisition of equipment. We drew down the entire loan during the following 13 months. The notes reflecting this loan are payable in monthly installments with a final payment of 8.0% of the initial funding due at maturity, mature 42 months from the date of the initial funding and bear interest at a rate averaging approximately 11.9%. As of September 30, 2000, approximately $1.3 million in principal and accrued interest remained outstanding under this loan. In addition, on March 30, 1999, we issued a warrant to Leasing Technologies International, Inc. in connection with this loan to purchase 13,750 shares of our Series A preferred stock at an exercise price of $3.00 per share, subject to certain adjustments.

     In April 1999, we drew down the entirety of a $500,000 loan from Silicon Valley Bank for the acquisition of equipment pursuant to a Loan and Security Agreement dated as of March 26, 1999. The notes reflecting this loan are payable in monthly installments with a final payment of 8.0% of the initial loan draw due at maturity, mature 42 months from the date of the initial funding under the loan and bear interest at a rate equal to the yield to maturity of the 42-month United States Treasury note as of the funding date, plus 3.0%. The notes do not have a prepayment option. As of September 30, 2000, approximately $317,000 in principal and interest remained outstanding under these notes. In addition, on March 31, 1999, we issued a warrant to Silicon Valley Bank in connection with this loan to purchase 7,000 shares of our Series B preferred stock at an exercise price of $2.50 per share, subject to certain adjustments.

     In May 2000, we entered into a Loan and Security Agreement with Silicon Valley Bank for a $4.0 million line of credit permitting advances over a one-year period to finance the acquisition of equipment. Each advance plus interest must be paid in monthly installments within 36 months of the date of such advance. Interest accrues on outstanding amounts at a rate of 1.25% over Silicon Valley Bank's prime rate, which may be reduced based on our financial performance. We may prepay the line of credit upon paying an early termination fee. As of September 30, 2000, approximately $3.6 million was outstanding. In addition, we issued Silicon Valley Bank a warrant to purchase 50,000 shares of our Series B preferred stock at an exercise price of $5.00 per share, subject to certain adjustments.

     In October 2000, we entered into a Research and License Agreement with Amgen Inc. for the development and possible commercialization of one of our proprietary drug candidates. This agreement provides for an up-front fee of $1.8 million payable by Amgen in November 2000.

     As of September 30, 2000, cash, cash equivalents and marketable securities totaled $10.4 million compared to $5.8 million at June 30, 2000. Net cash used in operating activities was $3.4 million for the three months ending September 30, 2000. Our net loss for the same period of $3.1 million was partially offset by non-cash charges of $1.2 million, and our working capital increased by $1.5 million to account for most of the remainder of net cash used in operations. Working capital increased due to capitalized costs of this initial public offering and increases in inventory and accounts receivable. Accounts payable and advances from customers also declined. The increase in these operating assets reflects the continued expansion of our business during the 2000 period.

     During the three months ending September 30, 2000, we invested in capital equipment and leasehold improvements totaling $3.8 million. Financing activities provided $11.7 million consisting of $10.0 million from the sale of our Series C preferred stock, $269,000 from option exercises and $2.0 million from borrowings under our equipment loans, less the repayment of $529,000.

     As of June 30, 2000, cash, cash equivalents and marketable securities totaled $5.8 million, compared to $2.2 million at June 30, 1999. Net cash used in operating activities was $1.3 million for fiscal year 2000. Our net loss of $5.1 million was offset by non-cash charges of $2.1 million and a reduction in working capital of $1.7 million. Working capital decreased due to increased accounts payable, and advances from customers which exceeded the increases in accounts receivable and inventories. The increase in these operating assets and liabilities reflect the expansion of our business during fiscal year 2000.

     In fiscal year 2000, we invested in capital equipment and leasehold improvements totaling $5.0 million. Financing activities provided $10.1 million consisting of $8.0 million from the sale of our Series B preferred stock and $2.9 million from borrowings under our equipment loans, less the repayment of $871,000.

     Our future capital requirements will depend on a number of factors, including our success in increasing sales of both existing and new products and services, expenses associated with unforeseen litigation, regulatory changes, competition, technological developments and potential future merger and acquisition activity. We believe that our existing cash, cash equivalents and marketable securities and anticipated cash flow from existing collaboration agreements together with the net proceeds of this public offering will be sufficient to support our current operating plan for at least the next 12 months. We have based this estimate on assumptions that may prove to be wrong. Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary as a result of a number of factors. Our future capital requirements will depend on many factors, including:

     - the progress of our research activities;

     - the number and scope of our research programs;

     - the progress of our preclinical and clinical development activities;

     - the progress of the development efforts of our collaborators;

     - our ability to establish and maintain current and new collaboration agreements;

     - the costs involved in enforcing patent claims and other intellectual property rights;

     - the costs and timing of regulatory approvals; and

     - the costs of establishing business development and distribution capabilities.

     Future capital requirements will also depend on the extent to which we acquire or invest in businesses, products and technologies. Until we can generate sufficient levels of cash from our operations, which we do not expect to achieve for at least several years, we expect to finance future cash needs through the sale of equity securities, strategic collaboration agreements and debt financing as well as interest income earned on cash balances. We cannot assure you that additional financing or collaboration agreements will be available when needed or that, if available, this financing will be obtained on terms favorable to us or our stockholders. Insufficient funds may require us to delay, scale back or eliminate some or all of our research or development programs or to relinquish greater or all rights to product candidates at an earlier stage of development or on less favorable terms than we would otherwise choose or may adversely affect our ability to operate as a going concern. If additional funds are raised by issuing equity securities, substantial dilution to existing stockholders may result.

     At June 30, 2000, we had federal and Colorado income tax net operating loss carryforwards for income tax purposes of approximately $8.4 million, which will expire beginning in 2018 and continuing through 2020. We have provided a 100% valuation allowance against the related deferred tax assets as realization of such tax benefits is not assured.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Short-term investments. Our interest income is sensitive to changes in the general level of United States interest rates, particularly since a significant portion of our investments are and will be in short-term marketable securities. Due to the nature and maturity of our short-term investments, we have concluded that there is no material market risk exposure.

     Foreign currency rate fluctuations. We have not taken any action to reduce our exposure to changes in foreign currency exchange rates, such as options or futures contracts, with respect to transactions with our worldwide customers.

     Inflation. We do not believe that inflation has had a material impact on our business or operating results during the periods presented.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued SFAS 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes new standards of accounting and reporting for derivative instruments and hedging activities. SFAS No. 133 requires that all derivatives be recognized at fair value in the statement of financial position, and that the corresponding gains or losses be reported either in the statement of operations or as a component of comprehensive income, depending on the type of relationship that exists. In July 1999, the Financial Accounting Standards Board issued SFAS 137, Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133. SFAS No. 137 deferred the effective date until fiscal years beginning after June 15, 2000. We have not engaged in hedging activities or invested in derivative instruments.

     In December 1999, the Securities and Exchange Commission issued SAB 101, Revenue Recognition, which provides guidance on the recognition, presentation and disclosure on revenue in financial statements filed with the Securities and Exchange Commission. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. We believe that our current revenue recognition policy is in compliance with SAB 101.

     In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation -- an Interpretation of APB 25 ("FIN 44"). This interpretation clarifies (1) the definition of employee for purposes of applying APB 25, (2) the criteria for determining whether a plan qualifies as a noncompensatory plan,
(3) the accounting consequences of various modifications to the terms of a previously fixed stock option or award, and (4) the accounting for an exchange of stock compensation awards in a business combination. This interpretation is effective July 1, 2000, but certain conclusions in this interpretation cover specific events that occur after either December 15, 1998, or January 12, 2000. To the extent that this interpretation covers events occurring during the period after December 15, 1998, or January 12, 2000, but before the effective date of July 1, 2000, the effects of applying this interpretation are recognized on a prospective basis from July 1, 2000. The adoption of FIN 44 did not impact our financial statements.

                                    BUSINESS

OVERVIEW OF ARRAY'S BUSINESS

     Array BioPharma is a discovery research company creating drug candidates through innovations in chemistry. Our experienced scientists provide premium products and services to create, evaluate and optimize potential drug candidates in collaboration with pharmaceutical and biotechnology companies. We believe our information-based approach improves the efficiency of the drug discovery process and increases the quality of potential drug candidates. We also apply these capabilities internally for our own drug discovery programs.

     The drug industry is experiencing revolutionary change fueled by genomics, which is the study of all genes, and by the tremendous progress in the biological understanding of disease. We believe the drug research and development bottleneck is shifting from the discovery by biologists of proteins that may cause disease, known as targets, to the creation by chemists of safe and effective new drugs for these targets. We provide a broad range of premium drug discovery products and services to bridge the gap between the discovery of targets and the testing of drug candidates in animals and humans. We believe that our integrated approach to drug discovery combined with our information-driven technology platform will enable both our collaborators and our internal discovery teams to create higher quality drugs and to do so more quickly and less expensively.

     Our objective is to become the leading creator of high quality potential drug candidates by providing premium discovery chemistry products, services and technologies. Our achievements to date include:

     - Creating our own potential drug candidates and entering into a research and license agreement with Amgen Inc. providing for the development and possible commercialization of one of these potential drug candidates;

     - Entering into collaboration agreements with pharmaceutical companies such as Eli Lilly and Company and Merck & Co., Inc.;

     - Entering into collaboration agreements with biotechnology companies such as Celltech Chiroscience Ltd., through its subsidiary Darwin Discovery Limited, ICOS Corporation and Tularik Inc.;

     - Discovering a drug candidate suitable for human testing with our first collaboration partner, ICOS;

     - Creating a technology platform to identify new drug candidates from genomic information; and

     - Growing our staff since our inception in 1998 to 124 full-time employees as of October 31, 2000, including 92 scientists, of whom 87 are chemists, 54 have Ph.D.'s and 47 have large pharmaceutical company experience.

     We intend to grow revenue and achieve profitability while sharing in the success we aim to create for our collaborators. We intend to maximize the value we capture by focusing our scientific resources on our proprietary drug discovery programs and collaborations that utilize our full breadth of products and services and that enable us to participate in the success of the potential drug candidates we create.

     Our company was founded in 1998 in Boulder, Colorado by four Ph.D. chemists. Our early employees included 20 former Amgen scientists who had previously been recruited from large pharmaceutical companies. The founders were able to obtain venture capital financing, lease part of Amgen's former research facilities and begin operations in May 1998.

DRUG RESEARCH AND DEVELOPMENT

     Drug research and development is the process of creating drugs for the treatment of human disease. The drug research process aims to generate safe and effective drug candidates, while the drug development process involves the testing of these drug candidates for safety and efficacy in animals and humans. The role of biology in drug research is primarily focused on the early stages of drug research, including understanding the mechanism of diseases and identifying potential drug targets for therapeutic intervention. The role of chemistry in drug research is the actual creation of safe and effective drug candidates to address these targets.

  Drug Characteristics

     Drug characteristics are the criteria that measure the effectiveness of a drug in treating a particular disease. These characteristics include:

     - Potency, which is the amount of a drug required to effectively treat the disease; the greater the potency, the smaller the required dose and therefore the smaller the likelihood of harmful side effects;

     - Selectivity, which is the extent to which a drug interacts only with the disease-causing target; the greater the selectivity, the lower the probability of harmful side effects;

     - Toxicity, which is the presence and significance of any harmful side effects;

     - Metabolism, which is how rapidly the drug works and how long it stays effective; and

     - Formulation, which is how the drug is administered to patients, for example, orally or by injection.

     Drugs created by chemists are generally small in molecular weight relative to targets and are known as small molecule drugs. Small molecule drugs are generally administered orally and remain the preferred treatment for most diseases. They are particularly appropriate for the treatment of chronic diseases requiring the daily administration of medications over many years. Revenue from the 200 top selling drugs in 1999 comprised 41% of the $337 billion worldwide drug market. We estimate that 90% of the revenue in 1999 for these top 200 drugs was attributable to small molecule drugs created through the application of chemistry.

  Drug Research and Development Process

     Currently, the process of researching and developing a safe and effective drug is slow and expensive and has a high failure rate. This process is estimated to take an average of 12 years and to have a risk adjusted cost of $500 million per drug. This long and costly process is due largely to the inability of science to predict which of a virtually infinite number of possible small molecule drugs will prove to be safe and effective. We believe that improved decision making by chemists early in drug discovery can improve the success rate of, and lower the cost and time required for, the development of safe and effective drugs.

     The following is a more detailed description of the drug research and development process, which includes:

     - Target discovery, including target identification and validation;

     - Drug discovery, including lead generation, lead optimization, and process research and development;

     - Pre-clinical development, which involves testing a potential drug candidate for safety and efficacy in animals; and

     - Clinical development, which involves testing a drug candidate for safety and efficacy in humans.

         [GRAPHIC DEPICTING THE DRUG RESEARCH AND DEVELOPMENT PROCESS]

  Target Discovery

     The mapping and sequencing of the human genome, which is the set of all human genes, has identified large numbers of genes that encode the chemical information for cells to produce proteins. These proteins determine human physiology, and some cause disease. These disease-related proteins are potential targets for therapeutic intervention with a drug. Biologists identify the targets against which chemists create drugs. Organizations that develop new drugs, principally pharmaceutical and biotechnology companies, are advancing many of these newly identified potential drug targets into drug discovery. Many of these potential drug targets have not yet been validated, meaning that their roles in causing disease are imperfectly understood.

  Drug Discovery

     LEAD GENERATION

     Lead generation is the process of identifying hits, which are chemical compounds that interact with a potential drug target with sufficient potency and selectivity to warrant further testing and refinement as possible drug candidates. These potential drug candidates are called leads.

     Assay development and compound screening. Once biologists identify a potential drug target, biochemists must develop tests, called assays, to evaluate, or screen, potential drug compounds against these targets for their therapeutic value. Depending on the target and what is understood about its biology, biologists develop many types of primary assays conducted in test tubes, called in vitro assays, to measure the relative potency and specificity of interaction of a potential drug compound with a target. Biochemists further evaluate the drug characteristics of compounds by creating more complex secondary assays that are both in vitro and conducted in animals, known as in vivo. A typical screening campaign for a given target entails screening small amounts of thousands of chemical compounds from collections of chemical compounds known as libraries.

     Compound libraries. Chemists design compound libraries to provide a starting point to identify leads in the drug discovery process and to better understand the biochemistry and therapeutic relevance of targets. A well-designed library increases the likelihood of finding a hit that is suitable for optimization of its drug characteristics. Screening of low quality libraries often produces either numerous false hits or hits that are not suitable for optimization, creating a bottleneck in secondary screening and downstream chemistry. Therefore, we believe high quality libraries should produce better candidates at a lower cost.

     Libraries can consist of newly synthesized compounds or of historical collections of synthetic compounds or natural products. It is estimated that over 10(60), or virtually an infinite number, of possible chemical structures are of an appropriate size and contain the right elements to be potential drugs. Since it would be impossible to create or screen even a small fraction of this universe of possible compounds, the choice of which compounds to synthesize is critical and is based on several factors, including ease of synthesis, desired drug characteristics and chemical properties. A high quality library for drug discovery will contain compounds of high purity and have valuable drug characteristics, from which chemists can rapidly optimize hits to generate leads. At the same time, the design of a high quality library should maximize the differences between compounds, also known as diversity, so that each compound provides important information about its potential as a drug candidate against a specific target. Furthermore, high quality libraries should not contain compounds with metabolic or toxic liabilities or compounds that may interact nonspecifically with many different targets.

     Compound synthesis. Compound synthesis is the process by which chemists use a small set of commercially available starting materials called building blocks to create new compounds. Compound synthesis is accomplished by adding building blocks to a core chemical structure, called a scaffold, through a chemical reaction, either one reaction at a time or in a parallel fashion using technology known as automated high-speed synthesis. Chemists determine which compounds to prepare and try to choose a method that will minimize the number of steps and the time required for synthesis. Compound synthesis often involves multiple separate chemical steps. While new technologies have increased productivity, the synthesis of compounds with desirable drug characteristics remains a rate-limiting step in the drug discovery process.

     LEAD OPTIMIZATION

     Lead optimization is the complex, multi-step process of refining the chemical structure of a hit to improve its drug characteristics, with the goal of producing a pre-clinical drug candidate. The process of lead optimization typically falls between two extremes known as empirical lead optimization and rational drug design. Empirical lead optimization emphasizes screening large numbers of compounds, often generated through combinatorial chemistry, to optimize leads. Combinatorial chemistry relates to the mechanics of mixing and matching different building blocks, in combination with a scaffold, to create a library that may or may not be designed to have optimal drug characteristics and maximum diversity. Combinatorial chemistry typically creates libraries using automated high-speed synthesis. Rational drug design, in contrast, optimizes leads through the detailed analysis of the three-dimensional structure of the target and of the chemical structure required for a potential drug compound to interact with that target. We believe a combination of these two approaches, one that optimizes leads through a continuous, multi-step process based on knowledge gained at each stage, generally results in higher quality potential drug candidates at lower cost than either approach by itself.

     Hits to quality leads. By definition, a quality lead can be readily optimized into a potential drug candidate. At the initiation of a drug discovery project, goals defining the desired drug characteristics, or candidate criteria, are established. Medicinal chemistry involves the design, selection and synthesis of compounds to achieve these specified drug characteristics. Any hits obtained from screening against targets are evaluated relative to these candidate criteria. Typically, one or more hits are evaluated in secondary assays, and a set of structurally-related compounds, called analogs, are synthesized and screened as well. Chemists determine which hits or analogs to optimize based on a combination of their potential drug characteristics, ease of synthesis and structure-activity relationship, or SAR. SAR is quantitative information that correlates changes in chemical structure to biological data generated from screening assays. The ability of chemists to make informed decisions as to which changes in structure will optimize a hit's valuable drug characteristics is based mostly on experience and is a key parameter for productivity in drug discovery.

     This optimization process can be accomplished by an empirical, linear approach where each analog is evaluated to determine its drug characteristics and, based upon this analysis, an additional analog is synthesized. Alternatively, a rational, parallel approach can be used to simultaneously create multiple analogs, called focused libraries. These focused libraries can be screened against targets to generate a matrix of SAR information, resulting in accelerated optimization.

     Leads to pre-clinical candidates. A pre-clinical candidate is a lead that has been optimized to meet particular drug candidate criteria and that is ready for toxicity testing. Chemists utilize SAR information, derived from focused libraries, complex secondary assays, and other technologies, including x-ray crystallography and molecular modeling, to engineer hits with desired drug characteristics into leads. Complex secondary assays, such as those using human tissues and animal models, can help define the potential of drugs to be safe and effective in humans. Technologies that help improve the prediction of clinical success include x-ray crystallography, which can determine the exact three-dimensional structure of potential drug compounds bound to targets, and molecular modeling, a computational method that helps chemists to design more potent and selective compounds. In addition, chemists can use databases correlating chemical structure to biology, generally referred to as chemoinformatics, to help predict SAR to optimize desired drug characteristics. While historically performed in a linear process, chemists now refine drug characteristics in parallel at every point in the lead optimization process, even in library creation. Ultimately, the experience, intuition and synthetic skills of medicinal chemists are still the determining factors in creating a successful drug candidate.

     PROCESS RESEARCH AND DEVELOPMENT

     The compounds chemists create for screening in lead generation and lead optimization are typically synthesized in relatively small, milligram quantities. The synthetic process to make compounds for screening typically uses a parallel synthesis approach to explore drug characteristics, rather than to optimize ease of synthesis. Before a drug candidate can be taken into pre-clinical and clinical trials, kilogram quantities must be synthesized. The goal of process research is to improve the ease with which compounds can be synthesized in these larger quantities, typically by minimizing the number of synthetic steps, and to determine how to reduce the time and cost of production. Process development refers to the production scale-up and further refinement required for clinical trials and commercial manufacturing.

  Pre-Clinical Development

     For regulatory purposes, a potential drug candidate must undergo extensive in vitro and in vivo studies to predict human drug safety, including toxicity over a wide range of doses and how the drug is metabolized. The objective of pre-clinical testing is to obtain results that will enable the pre-clinical drug candidate to be approved for human testing by the Food and Drug Administration, or FDA, through an Investigational New Drug, or IND, application.

  Clinical Development

     Clinical trials, or human tests of a potential drug candidate to determine safety and efficacy, are typically conducted in three sequential phases, although the phases may overlap. A successful clinical trial will result in the filing of a New Drug Application, or NDA, with the FDA to grant permission to market the drug in the United States. Similarly, clinical trials must be conducted and regulatory approvals secured before a drug can be marketed in other countries.

THE OPPORTUNITY

     The drug industry. In 1999, worldwide drug sales increased 10.7% to an estimated $337 billion. Pharmaceutical companies in particular are under increasing pressure to introduce novel drugs to grow revenue. It is estimated that research and development spending over the last 20 years has increased approximately five fold, growing from nearly 12% of pharmaceutical company revenue in 1980 to an estimated 20% in 2000. Despite this increase in research spending, the FDA approved only 36 new drugs in 1999, compared with 22 new drugs in 1989.

     Problems with current drug discovery and development. Despite all of the recent technological advances in genomics, biology and chemistry, drug research and development remains slow, expensive and risky. Currently, fewer than 1% of all drug discovery programs yield marketable drugs. The drug industry faces multiple challenges in reducing the cost and time of drug discovery and development. These include the early identification and elimination of unsuccessful potential drug candidates and increasing the success rate at each stage of the drug development process.

     Capitalizing on the genomics revolution. The drug research and development process is experiencing a fundamental change fueled by the revolution in genomics and the tremendous progress in the biological understanding of disease. The success of publicly and privately funded genomics initiatives, including the Human Genome Project, in sequencing the entire human genome heralds a new era in drug research and development. Heavy investment in the technologies to work out the biological understanding of gene function is widely expected to result in a dramatic increase in the number of potential drug targets. All of the human therapeutic drugs on the market today are directed at approximately 500 targets. The genomics revolution is projected to expand the number of potential therapeutic targets to between 5,000 and 10,000.

     The importance of chemistry. We believe the bottleneck in drug research and development is shifting from the identification and validation of new targets to the creation of safe and effective new drugs for these targets. During the next decade, we believe the significant investment in genomics and biology will give rise to a dramatic increase in investment in discovery chemistry.

     The chemical make-up of a drug is the key determinant of its safety and efficacy. Modifications in chemical structure can differentiate drugs and determine their success or failure in the marketplace. A good example of the importance of chemistry is the rapid growth of the cholesterol-lowering drug made by Pfizer, called Lipitor. While on the market for only three years, Lipitor matched the sales in the first half of 2000 of Zocor, the prior market leader which has been sold by Merck for 12 years. During this six-month period, sales of Lipitor grew 43% compared to Zocor's 19%. While the biological target, and therefore the mechanism of action, for Lipitor and Zocor are identical, small changes in chemistry resulted in Lipitor's improved efficacy and greater market acceptance.

     While targets are generally used as tools for screening potential drug candidates, chemistry is necessary to create the actual drug provided to a patient. Therefore, while the ultimate value of intellectual property associated with newly identified targets is currently unknown, the value of intellectual property associated with drugs has proven to be significant.

     Pharmaceutical industry challenges. The demand for new and improved drugs coupled with the emerging potential of new targets have created a shortage of qualified chemistry resources. Some pharmaceutical companies have revealed plans to significantly increase their internal discovery chemistry capacity over the next five years. However, we believe there will be a continuing shortage of qualified chemists to fill these positions. To the extent that they cannot hire qualified chemists, these companies must substantially increase the productivity of their internal chemistry departments, outsource these activities or otherwise acquire additional discovery capabilities. In fact, many pharmaceutical companies are augmenting their internal chemistry research capacities by outsourcing to discovery research companies.

     Biotechnology industry challenges. Many biotechnology companies are increasing their focus on creating drugs against their proprietary targets. Historically, they have partnered with pharmaceutical companies to create small molecule drugs. These arrangements have often resulted in biotechnology companies relinquishing much of the economic value of their potential drug candidates. Accordingly, several biotechnology companies have announced their intention to develop an internal discovery chemistry capability. However, they face barriers in the form of the scale required to justify creating internal chemistry discovery capabilities, hiring and effectively integrating capable chemists and the significant investment necessary to create chemistry laboratories.

THE ARRAY SOLUTION

     We address the discovery chemistry bottleneck by offering a broad range of products and services to bridge the gap between target discovery and pre-clinical and clinical development of a potential drug candidate. We are a discovery research company run by experienced chemists. We offer our products and services both individually and on a fully-integrated basis. We provide lead generation and optimization products, including building blocks and compound libraries, on both a custom and nonexclusive basis. We also provide a broad spectrum of drug discovery services, including lead generation, lead optimization and process research and development. Furthermore, we are leveraging our internal capabilities to create our own potential drug candidates, which we plan to optimize, develop and commercialize in collaboration with pharmaceutical and biotechnology companies.

     We have developed an information-driven technology platform that we believe enables our scientists to make better decisions at each step of the drug discovery process. Our organizational structure emphasizes large, multi-disciplinary teams to improve problem solving, which we believe streamlines the drug discovery process. We believe that our integrated approach to drug discovery will enable both our collaborators and our internal discovery teams to create higher quality drugs and to do so more quickly and less expensively.

     We have assembled a scientific team with experience in both the pharmaceutical and biotechnology industries. We had the distinct advantage of recruiting 20 former Amgen scientists at our inception. This nucleus afforded us a critical mass of experienced chemists, which we believe has proven to be a competitive advantage in recruiting additional scientists. As of October 31, 2000, after over two years in operation, we had 124 full-time employees, including 92 scientists. Of our scientists, 87 are chemists, 54 have Ph.D.'s and 47 have large pharmaceutical company experience.

STRATEGY

     Our objective is to become the leading creator of high quality potential drug candidates by providing premium discovery chemistry products and services. Our strategies to achieve this objective are as follows:

     Provide an integrated chemistry solution to drug discovery. We provide a broad range of premium drug discovery products and services to bridge the gap between target discovery and pre-clinical testing. In addition to selling our chemistry products and services individually, we seek to expand our existing customer relationships across the full spectrum of our drug discovery capabilities. We further intend to enhance the value we provide by entering into new collaborations that leverage our integrated capabilities. Because of the breadth and quality of our products and services, we expect to become the discovery chemistry partner of choice for pharmaceutical and biotechnology companies.

     Combine state-of-the-art technology with innovative chemistry to accelerate drug discovery. We intend to provide premium discovery chemistry to create drugs more efficiently in collaboration with the leading pharmaceutical and biotechnology companies and for our internal drug discovery programs. Central to this strategy are our integrated approach and our proprietary information-driven platform, which support our ability to provide premium products and services across the entire drug discovery process. We rely on our highly qualified and experienced chemists and our proprietary chemoinformatics tools to create the highest quality potential drug candidates by understanding the complex relationships between chemical structure and desirable drug characteristics. We are committed to continuous process improvement, implementation of new technologies, shared learning among our scientists and innovative organizational design.

     Create our own potential drug candidates. We intend to maximize the value of our integrated drug discovery platform by creating our own potential drug candidates. We intend to commercialize these potential drug candidates by entering into collaborations in which we both optimize these potential drug candidates and provide other services in exchange for licensing fees, fee-for-service revenue and future value through milestone and/or royalty payments.

     Attract world-class scientists. We intend to grow our business by continuing to aggressively recruit world-class scientific talent. Our success in recruiting and retaining these scientists depends on our continued focus on quality science and the maintenance of our culture, which emphasizes innovation and empowerment of our chemists, and our ability to provide industry competitive salaries and equity participation in our company.

     Expand our capabilities through internal development and acquisitions. We intend to increase our current capacity by expanding our state-of-the art facilities. In addition, we intend to acquire additional laboratory sites both domestically and internationally to meet our collaborators' needs and improve access to regional scientific talent. We further intend to acquire or develop new technologies and capabilities to expand our existing products and services.

ARRAY'S TECHNOLOGY PLATFORM

     We believe we have created an organization able to make better decisions across every aspect of the drug discovery process through the application of predictive tools and technologies. We believe our integrated, information-driven technology platform, as described below, will enable us to reduce the cost and improve the efficiency of drug discovery resulting in more successful clinical development candidates.

     Biology. We have assembled an experienced team of biologists from some of the leading biotechnology companies who are experts in protein cloning, expression and purification. We focus this team on the creation of large quantities of highly pure protein and protein crystals that are critical for use in the lead generation and optimization stages of drug discovery.

     Assay development and compound screening. We develop assays, format them to run automated high-throughput screens and screen against multiple classes of targets. High-throughput screening refers to the technology that enables biochemists to rapidly screen thousands of chemical compounds against targets. In addition, we have developed complex secondary assays, including those that can help define specificity and predict metabolism. Our automated high-throughput screening capacity can accommodate tens of thousands of compounds per week.

     High-speed synthesis automation. As a result of our focus on the creation of quality compound libraries, we have integrated commercial and proprietary instrumentation to create multiple platforms for the automation of high-speed synthesis. These platforms provide us with the flexibility to synthesize multiple classes of compounds in order to identify potential drug candidates with desirable drug characteristics.

     Structure-based drug design. Our structure-based drug design process is an iterative method for lead identification and optimization. We integrate high-speed synthesis, high-throughput screening and our predictive databases, as well as x-ray crystallography and molecular modeling, to rapidly create high quality potential drug candidates. Utilizing target proteins that we have cloned, expressed and crystallized, our scientists determine their x-ray crystal structure and conduct screening assays. Based on the SAR information generated, our chemists synthesize focused libraries, which are evaluated for biological relevance in secondary high-throughput screens. The crystal structure is then re-determined with active hits bound to the protein. Based on what is learned from that interaction and utilizing computer modeling, second generation focused libraries are created to improve drug characteristics. These focused libraries are then screened against the therapeutic target, against related family members of the target and in predictive metabolism assays to select the potential drug candidate with the most desirable drug characteristics.

     Chemoinformatics. We are continuing to develop a customized database to capture information generated by our scientists, which is accessible to our entire scientific staff. This database provides our scientists with access to this shared information, thereby facilitating experimental design, scientific calculations, data analysis and patent filing.

     We have also developed a number of specialized software programs that facilitate the generation of high quality drug leads and their rapid optimization into potential drug candidates. We have created proprietary software to identify promising building blocks, to help design diverse libraries and to evaluate potential drug candidates against the candidate criteria. These tools, which we do not make available commercially, facilitate the drug discovery efforts of our scientists working with our collaborators, as well as our own drug discovery efforts. These software products include:

     - Radical, which identifies promising building blocks by analyzing a database of small molecules that have entered into clinical trials and determining which fragments of these molecules occur repeatedly in drug candidates;

     - Cracker, which is designed to eliminate drug-irrelevant building blocks from library design; and

     - Eigen, Combiner and Select, which are designed to support optimization of chemical diversity in our libraries.

     Predictive databases for human metabolism and toxicology. A majority of drugs fail in clinical development because they cannot be taken in doses sufficient to provide efficacy without unacceptable side effects. We are currently developing a relational database that uses our proprietary compound library, known as our Diversity Library, as a basis to predict human metabolism and toxicity. Our libraries are profiled through well-defined human and in vitro metabolism and toxicity assays to create this predictive SAR database. We expect this information will allow our chemists to make better decisions throughout the drug discovery process and therefore create potential drug candidates with a higher probability of clinical success.

     Chemical genomics. The recent mapping of the human genome has created a wealth of information for the development of potential new drugs. However, full elucidation of the function of newly discovered potential targets and their role in disease is expected to require decades of research. Our libraries can be utilized both to identify novel leads and to better understand the biochemistry and therapeutic relevance of targets with unknown function. We currently participate in a chemical genomics collaboration with Neurocrine Biosciences, Inc., in which we create focused libraries that are designed to affect families of targets and define their therapeutic importance.

ARRAY'S PRODUCTS AND SERVICES

     We provide a broad range of premium drug discovery products and services, including:

     - Optimer building blocks;

     - Lead generation;

     - Lead optimization; and

     - Process research and development.

     We offer products and services to collaborators across the drug discovery process and also use them internally for our own drug discovery programs. Our proprietary chemoinformatics platform supports the entire drug discovery process.

        [Graphic depicting Array's role in the Drug Discovery Process.]

  Optimer building blocks

     Quality building blocks enable chemists to make higher quality compounds more rapidly. We have recognized that a rate-limiting step in drug discovery is the availability of high-quality building blocks for initiating chemical synthesis. Our chemists have designed a series of building blocks with desirable drug characteristics, which we refer to as drug-relevant building blocks, using our proprietary Radical software and based on their experience in assessing drug-relevant chemical structures. These building blocks are added to a scaffold during compound synthesis.

     Our proprietary building blocks have become an important component of our overall drug discovery strategy. We produce primary building blocks for construction of lead generation libraries, and we use sets of complementary, secondary building blocks for creating focused libraries to determine SAR in lead optimization programs. In addition, we sell approximately 300 of these building blocks under the trade name Optimer. Our building block customers include a number of large pharmaceutical companies such as Astra-Zeneca, Merck and Schering Plough Research Institute, biotechnology companies such as Biogen, Inc., Millennium Pharmaceuticals, Inc. and Vertex Pharmaceutics, Inc., and combinatorial chemistry companies such as ArQule, Inc., BioFocus plc and Siddco, Inc.

  Lead generation

     Another rate-limiting step in the discovery chemistry process is the availability of high quality compound libraries that have been designed with structures relevant for screening specifically against important target classes and that are designed for rapid lead optimization. We believe that the production of large compound libraries, by itself, has limited value for creating high quality leads. Instead, we design our libraries so that any leads generated require less optimization and will result in clinical candidates with a greater likelihood of clinical success.

     Our library design criteria. We design our libraries according to the following criteria:

     - Incorporation of drug-relevant building blocks. We use our drug-relevant building blocks to create libraries that facilitate our ability to rapidly optimize a hit due to the availability of secondary building blocks to create a focused library to study the SAR around that hit. More than 30% of the building blocks used to create our Diversity Library are proprietary to us and not commercially available.

     - Target-directed scaffolds. Our chemists create scaffolds directed toward disease-related families of targets. We attach building blocks to these scaffolds to create library compounds.

     - Best-in-class quality. Our scientists recognize that it is the best-in-class drug that wins the market. Our library compounds are designed to economically achieve optimal drug characteristics.

     - Optimized chemical synthetic processes. We invest significant effort in the process design and synthesis of each library to ensure that the compounds generated are of high purity and can be readily optimized. The library undergoes analysis during each stage of its development to ensure the identity of each compound and maintain quality.

     - Biologically-relevant diversity. We have created a number of parameters to define the diversity in a compound library. Our proprietary chemoinformatics tools analyze how changes in chemical structure correlate with biological activity, or SAR, by analyzing published data of known drug candidates and correlating this information with our diversity parameters. Libraries can be constructed to optimize diversity and therefore maximize the information provided by each hit.

     Diversity Library. We sell chemical compounds from our Diversity Library to our customers with a non-exclusive license to use them for internal research. We retain all other rights to these compounds, including the right to utilize these compounds for our internal and collaborative programs, as well as the rights to the synthetic processes used to create these compounds. In future years, we intend to increase our compound production for our Diversity Library up to 100,000 compounds annually. We create sub-libraries that interact with specific target families, including G-protein coupled receptors, nuclear receptors, enzymes and protein-protein interactions. The majority of all drugs on the market today are aimed at targets within these families. Celltech Chiroscience Ltd., through its subsidiary Darwin Discovery Limited, Immunex Corporation and Tularik have multi-year subscriptions to our Diversity Library. We have also sold portions of our Diversity Library to Asahi Chemical Industry Co., Ltd., Curis, Inc., DuPont, Fujisawa Pharmaceutical Co., Ltd., ICOS, Schering Plough and Suntory Pharmaceutical Research Laboratories LLC, among others.

     Custom libraries. We sell chemical compounds from the custom libraries we design and synthesize for our collaborators, with either an exclusive or non-exclusive license to use these compounds. These libraries are generally focused towards specific target families or our collaborators' proprietary scaffolds, and the compounds are of very high purity. Merck has been the largest purchaser of custom libraries, working with us for over a year.

     Screening. We have the capability to perform high-throughput screening of our compound libraries for lead generation on behalf of our collaborators and in our internal drug discovery programs. Collaborators would pay a per-compound charge and compensate us on a headcount basis for the service. We have the capability to create our own assays or to format assays supplied by a collaborator for high-throughput screening. We also screen our compound libraries against metabolism and toxicology assays both to establish quality and to populate our predictive database.

                [Graphic depicting lead optimization of a hit.]

  Lead optimization

     Our chemists optimize leads generated from multiple starting points, including:

     - Leads provided by our collaborators;

     - Leads generated internally or by our collaborators through screening our Diversity Library; and

     - Leads generated through structure-based drug design.

     Regardless of a lead's source, we take an iterative, structure-based approach to lead optimization. This approach typically begins with the design and synthesis of focused libraries to identify the SAR of a lead. From this, we can utilize x-ray crystallography and our chemoinformatics platform to continuously design and synthesize additional focused libraries until we achieve the drug candidate criteria. We screen these libraries against secondary assays to minimize the potential for toxicity or metabolic deficiencies.

     Because no single technology exists to accurately predict clinical outcomes for potential drug candidates, experienced chemists with success in generating clinical candidates are vital to an effective lead optimization program. Our approach is to work closely with our collaborators, putting multi-disciplinary teams of experienced chemists on projects to identify potential drug candidates. We have successfully validated this approach to lead optimization with a lead provided to us by ICOS. Within 12 months from the initiation of the program, Array and ICOS scientists identified a potential drug candidate. In addition, our lead optimization capabilities have been recognized by Eli Lilly, which selected us to collaborate on multiple lead optimization programs. We have contracted to supply Eli Lilly with up to 30 scientists to work on some of their medicinal chemistry programs.

  Process research and development

     The processes to synthesize many pre-clinical candidates can be long, complex and costly to scale-up. Our process chemists have solved significant synthetic challenges in their careers, including the development of patentable processes for synthesizing drugs that have entered clinical trials, and have contributed to the synthesis of several complex drugs derived from natural products, such as rapamycin, brevetoxin and taxol.

Our goal is to apply these skills and experience to create novel yet efficient processes to synthesize complex molecules.

     Process design. Once a potential drug candidate has been identified, it is critical to be able to reach a rapid decision whether to advance that candidate into the clinic. In many cases, lack of an adequate quantity of a specific compound for pre-clinical testing delays that decision. Our efforts are designed to take complex medicinal chemistry processes and reduce the number of steps and improve yields to allow for the rapid synthesis and scale-up of pre-clinical and clinical drug candidates.

     Custom synthesis. Our chemists can undertake challenging syntheses to produce building blocks, complex intermediates and final products on a custom basis or from small-scale through bulk quantities. We synthesize compounds both on a proprietary and non-proprietary basis. A number of customers have asked us to synthesize larger quantities of compounds we previously produced for them. We expect to create proprietary processes that can be licensed to collaborators as they advance potential drug candidates into clinical trials.

     Process scale-up. Often a synthetic process can face unknown challenges upon scale-up. Our chemists have demonstrated their ability to rapidly scale-up compound production to meet customer deadlines. We have the capacity to produce lots of up to 10 kilograms.

PROPRIETARY DRUG DISCOVERY

     We leverage all of our capabilities internally to create our own potential drug candidates for partnering with pharmaceutical and biotechnology companies. We generate our own early-stage leads against therapeutically important targets and target families that have been identified in the academic literature or through patent applications. We typically focus on targets to which we believe no promising lead has been identified. We generate quality leads by screening our Diversity Library against the target and applying our chemoinformatic tools. We then apply our iterative structure-based drug design approach. Once we have qualified a valuable lead through secondary screening, we will seek to initiate a collaboration in which we license the lead to a partner for subsequent development and commercialization and in which we participate in the lead optimization program. To date, we have entered into one such collaboration agreement that provides an up-front fee, license fees, payments for each full-time equivalent employee providing lead optimization services and milestone payments. We expect to enter into future collaborations that may provide similar fees and that also allow us to participate in the success of these potential drug candidates through royalty payments.

     We have worked on a number of targets, including those related to asthma, diabetes and cancer. Two programs have developed early-stage leads for which we are currently seeking licensing partners for further optimization. These programs address a target for diabetes, phosphotyrosine phosphatase 1B, called PTP1B, and a target for asthma, called tryptase. For example, shortly after the publication of PTP1B as a key target for diabetes in March 1999, we initiated structure-based lead generation and have now identified very promising leads. In October 2000, we licensed these leads to Amgen Inc. and initiated a joint research program with Amgen to identify potential drug candidates targeting PTP1B.

COMMERCIALIZATION

     We intend to grow revenue and achieve profitability while sharing in the success we aim to create for our collaborators. We intend to maximize the value we capture by focusing our scientific resources on our proprietary drug programs and collaborations that utilize our full breadth of products and services and that enable us to participate in the success of the potential drug candidates that we create.

     Our diverse products and services provide multiple revenue streams. We can sell our Optimer building blocks and chemical compounds in our Diversity Library, once synthesized, to multiple customers, creating a recurring revenue stream. We provide our services on a fee-for-service basis to pharmaceutical and biotechnology companies. Generally, a collaboration begins through a single service or product area. Our intent is to increase revenue by expanding customer relationships across our multiple products and services to eventually collaborate across the entire discovery chemistry process. As we become more valuable to our collaborators, we intend to add milestones and/or royalty payments to capture a larger portion of the value we create. To date, two of our collaborations provide for milestone payments for achieving key drug discovery events, and one provides for license payments.

     We create proprietary drug candidates with the intent of furthering their development and increasing their potential commercial value through collaborating with biotechnology or pharmaceutical partners. We expect generally to license additional potential drug candidates to future partners prior to lead optimization. We will seek collaborations that provide us with an initial licensing fee for exclusive rights to the compound, fee-for-service lead optimization and downstream payments that may include milestone and/or royalty payments.

CUSTOMERS AND COLLABORATORS

     The following table lists, in alphabetical order, 15 of our top customers and collaborators based on contracted-for revenue since our inception and indicates the applicable products and services:

--------------------------------------------------------------------------------------------------------------------------
                                                                                     PROCESS       OPTIMER    PROPRIETARY
                                                         LEAD           LEAD        RESEARCH &     BUILDING       DRUG
CUSTOMER/COLLABORATOR                                 GENERATION    OPTIMIZATION   DEVELOPMENT      BLOCKS     CANDIDATES
--------------------------------------------------------------------------------------------------------------------------
  Amgen Inc.                                              X              X                            X            X
  Biogen, Inc.                                                                          X             X
  Celltech Chiroscience Limited, through its
     subsidiary Darwin Discovery Limited                  X
  Chiron Corporation                                                     X
  CV Therapeutics, Inc.                                                  X              X             X
  DuPont                                                  X                                           X
  Eli Lilly and Company                                                  X                            X
  Fujisawa Pharmaceuticals Co., Ltd.                      X
  Gilead Sciences, Inc.                                   X
  ICOS Corporation                                        X              X              X
  Immunex Corporation                                     X
  Merck & Co., Inc.                                       X                             X             X
  Neurocrine Biosciences, Inc.                            X                                           X
  Schering Plough Research Institute                      X                                           X
  Tularik Inc.                                            X                             X             X

     A key element of our strategy is to increase the value we provide to our customers by expanding our relationships with them across complementary products and services. Below we describe several customers that chose to expand their initial relationship with us.

     ICOS. ICOS was one of our first customers. Our first agreement with ICOS addressed lead optimization of up to four ICOS targets. This agreement, initiated in December 1998, called for our scientists, in collaboration with ICOS' scientists, to develop clinical candidates from ICOS' preliminary leads. Based upon the success of this program, ICOS expanded this relationship in the spring of 1999, by both initiating a second lead optimization program on a separate set of targets, and subscribing to our Diversity Library. In less than one year, our initial collaboration led to the development of a potential clinical candidate for a target called phosphodiesterase 4, or PDE 4. In order to speed the development of this clinical candidate, ICOS chose to access our chemistry process research service to refine the production process in order to produce sufficient quantities for pre-clinical and early phase clinical testing. In July 2000, ICOS announced that they have expanded and consolidated these earlier lead optimization agreements, providing additional milestones and more favorable terms. This new agreement includes lead generation on hits identified during ICOS' screening of our Diversity Library.

     ICOS has now taken advantage of our lead generation, lead optimization and process chemistry products and services. We anticipate that clinical trials for this PDE 4 inhibitor will be initiated approximately in mid-2001. We are entitled to milestone payments based on the successful clinical development of this drug.

     Tularik. Our initial interaction with Tularik came through their interest in our approach to creating lead generation libraries. In order to evaluate the quality of our libraries, Tularik acquired a small subset of our Diversity Library in April 1999. Within three months they initiated a one-year subscription to our entire Diversity Library. Six months later, Tularik exercised an option to subscribe to our entire second-year Diversity Library. We have also expanded our relationship with Tularik by creating focused libraries to an important class of targets called orphan nuclear receptors.

     Merck. Merck began working with us in May 1999 by purchasing building blocks from our Optimer collection on a non-exclusive basis. This initial introduction led to an agreement between the parties for the exclusive development and supply of custom synthesized compounds for Merck. Building on this relationship, we announced in September 2000 an agreement with Merck for the exclusive synthesis, development and supply of custom libraries, whereby we will supply high quality focused libraries for Merck's drug discovery programs.

     Eli Lilly. In March 2000, Eli Lilly purchased from us medicinal chemistry services of up to 30 of our scientists. To date, this collaboration is moving forward successfully. Our scientists are fully integrated into some of Eli Lilly's drug discovery project teams. Initially this collaboration focused on certain aspects of our lead optimization chemistry; however, Eli Lilly is exploring expansion of joint efforts to other aspects of our technology platform for drug discovery. This exploration may not result in an expanded collaboration.

BUSINESS DEVELOPMENT

     To date, our business development activities have been conducted primarily through direct customer contact by our senior management and scientists and through customer referrals. Because our customers are primarily skilled scientists, we use our scientific expertise to initiate and to build upon strong customer relationships. In Japan, we have relied upon the services of a consulting company, Transpect, Inc., to help introduce and promote our company. We market our Optimer building blocks through multiple channels, including targeted mailing of a hardcopy catalog and through an Internet catalog. We plan to continue to grow our business development resources.

RESEARCH AND DEVELOPMENT

     Our research and development expenses were approximately $3.3 million in fiscal year 1999, and $4.0 million in fiscal year 2000. We conduct research and development in the following areas:

     Assay development and high-throughput screening automation. We are investing in the development of new assay and high speed screening technologies in order to more effectively evaluate potential drug compounds for their therapeutic value, including specificity and metabolism, and to increase the speed of our screening capability.

     Chemoinformatics. We are continuing our development of database technology, to more effectively capture, organize and link the data generated by our scientists, and to make this information more seamlessly accessible to any of our drug discovery efforts. In addition, we are continuing the development of internal software technologies designed to increase the speed and efficacy of our lead generation and lead optimization chemistry.

     Libraries. We have ongoing projects to develop and refine technologies necessary to create high quality compound libraries composed of drug-relevant compounds that can be rapidly optimized. Our research is focused in the areas of designing drug-relevant building blocks and scaffolds, maximizing drug-like characteristics of our library compounds, optimizing library synthesis processes and maximizing biologically-relevant compound diversity.

     Internal Drug Discovery Projects. We will continue to invest in internal drug discovery programs intended to create our own potential drug candidates. We intend to commercialize any potential drug candidates that we are successful in developing in these programs through partnerships with pharmaceutical and biotechnology companies.

COMPETITORS

     Competition across the range of our drug discovery products and services is currently fragmented. We compete, however, with a number of companies in each of the functional areas of drug discovery that we serve. Our major competitors are medicinal outsourcing companies, including Albany Molecular Research Inc., ArQule, Inc., Discovery Partners Inc., MediChem Life Sciences, Inc. and Oxford Asymmetry International plc, and drug discovery companies, including 3-Dimensional Pharmaceuticals, Inc., BioCryst Pharmaceuticals, Inc., Texas Biotechnology Corporation and Vertex Pharmaceuticals Incorporated. In addition, we compete with the internal research departments of biotechnology, pharmaceutical and contract research companies. Many of these companies, which also represent a significant market for our products and services and some of which are our collaborators or customers, are developing or already possess internally the technologies and services that we offer. Academic institutions and other research organizations are also conducting research in areas in which we provide services, either on their own or through collaborative efforts.

     Many of our competitors are larger than we are and have greater financial and other resources. We expect that we will face increased competition in the future as new companies enter the market and advanced technologies become available. Any of our competitors could broaden the scope of their drug discovery offerings through acquisition, collaboration or internal development to integrate their offerings or compete with us comprehensively across the drug discovery process. Our competitors may also develop new, more effective or affordable approaches or technologies that compete with our products and services or render them obsolete or uneconomical.

     In addition, we compete with pharmaceutical and biotechnology companies, including our customers and collaborators, academic and research institutions, contract research companies and other firms to hire qualified scientists. Some of our competitors may have stronger financial resources, offer more attractive equity compensation or have a proven operating history, any of which may make our competitors more attractive employers than us to potential employees.

GOVERNMENT REGULATION

     In the course of our business, we handle, store and dispose of chemicals. We are subject to various federal, state and local laws and regulations relating to the use, manufacture, storage, handling and disposal of hazardous materials and waste products. These environmental laws generally impose liability regardless of the negligence or fault of a party and may expose us to liability for the conduct of, or conditions caused by, others. We have not incurred, and do not expect to incur, material costs to comply with these laws and regulations. Because the requirements imposed by these laws and regulations change frequently, however, we may be unable to accurately predict the cost of complying with these laws and regulations. In addition, although we believe that we currently comply with the standards prescribed by these laws and regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. In that event, we could be liable for any resulting damages, which could exceed our resources and harm our results of operations.

     Our customers and collaborators are subject to substantial regulation by governmental agencies in the United States and other countries. Virtually all pharmaceutical products are subject to rigorous pre-clinical and clinical testing and other approval procedures by the FDA and by foreign regulatory agencies. Various federal and state laws and regulations also govern or influence the manufacturing, safety, labeling, storage, record keeping and marketing of these pharmaceutical products. This approval process is time-consuming and expensive and there are no assurances that approval will be granted on a timely basis, or at all. Even if regulatory approvals are granted, a marketed product is subject to continual review. Later discovery of previously unknown problems or a failure to comply with applicable regulatory requirements may result in restrictions on the marketing of a product or the withdrawal of the product, as well as possible civil or criminal sanctions. To the extent our customers or collaborators are unable to obtain the necessary regulatory approvals to market their products, or fail to continue to comply with regulatory requirements, we may be unable to realize revenue from milestone and/or royalty payments.

     We are subject to other regulations, including regulations under the Occupational Safety and Health Act, regulations promulgated by the United States Department of Agriculture, and other federal, state and local laws.

INTELLECTUAL PROPERTY

     Our success will depend in part on our ability to protect our proprietary software, potential drug candidates and other intellectual property rights. To establish and protect our proprietary technologies and products, we rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality provisions in our contracts with our collaborators, customers, employees, consultants and other third parties.

     We attempt to protect our trade secrets in part by entering into confidentiality agreements with third parties, employees and consultants. Our employees also sign agreements requiring that they assign to us their interests in inventions and original expressions and any corresponding patents and copyrights arising from their work for us. However, it is possible that these agreements may be breached, invalidated or rendered unenforceable, and if so, there may not be an adequate corrective remedy available. Despite the measures we have taken to protect our intellectual property, parties to our agreements may breach the confidentiality provisions in our contracts or infringe or misappropriate our patents, copyrights, trademarks, trade secrets and other proprietary rights. In addition, third parties may independently discover or invent competing technologies or reverse engineer our trade secrets or other technology.

     We also have implemented a patent strategy designed to protect technology, inventions and improvements to inventions that are commercially important to our business. We currently have seven patent applications on file in the United States, including three provisional applications, and we are pursuing limited patent coverage in foreign countries. Provisional patent applications provide no substantive rights but do secure a priority date on which later patent applications may be based, including both United States and foreign patent applications. Provisional applications expire one year from the date of filing. Four of our patent applications filed in the United States relate to proprietary compounds that are pharmaceutical candidates, two relate to inventions based on and used in our research efforts, and one relates to compounds that are pharmaceutical candidates and the compound synthesis process. Two of our United States patent applications relating to proprietary pharmaceutical candidates, along with related foreign patent rights, were assigned to us by Amgen Inc. in November 1998.

     United States patents issued from applications filed on or after June 8, 1995 have a term of 20 years from the application filing date or earlier claimed priority. All of our patent applications were filed after June 8, 1995. Patents in most other countries have a term of 20 years from the date of filing of the patent application. Because the time from filing patent applications to issuance of patents is often several years, this process may result in a period of patent protection significantly shorter than 20 years, which may adversely affect our ability to exclude competitors from our markets. Our success will depend in part upon our ability to develop proprietary products and technologies and to obtain patent coverage for these products and technologies. We intend to continue to file patent applications covering newly developed products and technologies. We may not, however, commercialize the technology underlying any or all of our existing or future patent applications.

     Patents provide some degree of protection for our proprietary technology. However, the pursuit and assertion of patent rights, particularly in areas like pharmaceuticals and biotechnology, involve complex legal and factual determinations and, therefore, are characterized by some uncertainty. In addition, the laws governing patentability and the scope of patent coverage continue to evolve, particularly in biotechnology. As a result, patents may not issue from any of our patent applications or from applications licensed to us. The scope of any of our patents, if issued, may not be sufficiently broad to offer meaningful protection. In addition, our patents or patents licensed to us, if they are issued, may be successfully challenged, invalidated, circumvented or rendered unenforceable so that our patent rights might not create an effective competitive barrier. Moreover, the laws of some foreign countries may not protect our proprietary rights to the same extent as do the laws of the United States. Any patents issued to us or our strategic partners may not provide a legal basis for establishing an exclusive market for our products or provide us with any competitive advantages. Moreover, the patents held by others may adversely affect our ability to do business or to continue to use our technologies freely. In view of these factors, our intellectual property positions bear some degree of uncertainty.

     The source code for our proprietary software programs is protected both as a trade secret and as a copyrighted work.

     We have registrations pending in the United States for the following trademarks: "Array BioPharma," "Array Biopharma The Discovery Research Company," the Array Biopharma logo, "The Discovery Research Company," "Optimer" and "Radical." We may not be able to obtain registrations for these marks in the United States or other jurisdictions in which we may submit applications, or to protect the use of these marks effectively.

     Although we are not a party to any legal proceedings, in the future, third parties may file claims asserting that our technologies or products infringe on their intellectual property. We cannot predict whether third parties will assert such claims against us or our licensees or against the licensors of technology licensed to us, or whether those claims will harm our business. If we are forced to defend against such claims, whether they are with or without merit, and whether they are resolved in favor of or against us, our licensees or our licensors, we may incur significant expenses and diversion of management's attention and resources. As a result of such disputes, we may have to develop at a substantial cost non-infringing technology or enter into licensing agreements.

LEGAL PROCEEDINGS

     We are not a party to any legal proceedings.

EMPLOYEES

     As of October 31, 2000, we had 124 full-time and 10 part-time employees, consisting of 92 scientists, 54 with Ph.D. degrees in chemistry and 49 with large pharmaceutical company experience. None of our employees is covered by a collective bargaining agreement. We consider our employee relations to be good.

FACILITIES

     We are headquartered in Boulder, Colorado, where we lease approximately 26,400 square feet of space under a lease that expires July 15, 2001. We are currently negotiating to expand and to extend the terms of this lease. In February 2000, we leased approximately 24,000 square feet of space in a building in Longmont, Colorado under a lease that expires on May 31, 2005, and has an option to renew for two additional five-year terms. We have exercised an option to lease an additional 19,200 square feet at our Longmont facility and are scheduled to occupy this space in April 2001. We also have an option to lease an additional 28,800 square feet in a building adjacent to our Longmont facility when it becomes available for lease. We believe that these facilities, including our option to expand our Longmont facility, will be sufficient for our anticipated growth for the next 12 months.

CERTAIN KEY CONTRACTS

  Collaboration Agreements with Potential Milestones

     ICOS. In July 2000, we consolidated and expanded our lead optimization agreements with ICOS into a drug discovery collaboration agreement for lead optimization on undisclosed targets. Under the agreement,

ICOS has the exclusive worldwide right to develop and market any products resulting from the collaboration. We are compensated based on an annual rate for each full-time equivalent employee working on an ICOS project and will receive milestone payments upon achievement of identified development and commercialization goals for products resulting from the collaboration. To date, we have not received any milestone payments from ICOS. The agreement expires in July 2002, and may be terminated upon 90 days' notice by ICOS following the first anniversary of the agreement.

     Amgen. In October 2000, we entered into a Research and License Agreement with Amgen. Under the terms of this agreement, we granted Amgen an exclusive license to our existing PTP1B program and we initiated a joint research program to identify, characterize and optimize potential drug candidates targeting PTP1B. Amgen has the exclusive worldwide right to develop and commercialize any drugs that target PTP1B developed under this collaboration. The agreement provides for an initial up-front fee of $1.8 million payable in November 2000, license fees, quarterly payments for each full-time equivalent employee working on the PTP1B project, and milestone payments upon achievement of identified research, development and commercialization goals for products resulting from the collaboration. To date, we have not received any milestone payments from Amgen. The initial term of the research program is two years, and Amgen may terminate the research program with six months' written notice during this term.

     Our agreements with ICOS and Amgen provide for potential milestone payments that may be as high as $63.0 million in the aggregate. These payments depend upon our achievement of research objectives and upon other factors that we cannot control, including these collaborators' financial, competitive, marketing and strategic considerations and the approval of regulatory agencies in the United States and abroad. As a result, we may not realize all or any of these milestone payments.

  Other Collaboration Agreements

     Merck. In May 1999, we entered into a custom synthesis agreement with Merck under which we provide custom compounds. Under the terms of this agreement, we have entered into multiple exclusive custom library agreements with Merck in which we are reimbursed on a headcount and per compound basis. This agreement expires in May 2004, and Merck may terminate the agreement at any time. In September 2000, we entered into a custom synthesis development and supply agreement with Merck under which we synthesize and develop custom libraries specified by Merck. We are compensated for development services and for the delivery of compounds. The agreement begins in January 2001 and expires in December 2003, and may be terminated by Merck upon six months' prior notice after the first anniversary of the agreement.

     Eli Lilly. In March 2000, we entered into a Research Services Agreement with Eli Lilly to form a chemistry-based research collaboration. Under the terms of the agreement, up to 30 of our scientists will provide drug research services in collaboration with Eli Lilly scientists on identified Eli Lilly drug discovery projects. We are compensated based on an annual rate for each full-time equivalent employee working on an Eli Lilly project. Our contract with Eli Lilly terminates in March 2005, but Eli Lilly may terminate the agreement at any time upon payment of an early termination payment.

  Compound Library Agreements

     We have entered into compound library agreements with customers, including:

     - Celltech Chiroscience Ltd., through its subsidiary Darwin Discovery Limited, in April 1999, which expires April 2001;

     - Tularik in June 1999, which Tularik extended in April 2000 and which expires in January 2002; and

     - DuPont in August 2000, which expires in December 2005.

     Under these agreements, we sell chemical compounds from our Diversity Library on a per-compound fee basis to our customers with a non-exclusive license to use these compounds for their internal lead generation efforts. These customers have the option to gain exclusive rights to compounds they intend to commercialize upon payment of either a one-time activation fee or annual fees. We retain ownership of the intellectual property rights to the compounds, our Diversity Library and to any inventions made by our scientists working under these agreements. Other than our agreement with DuPont, which may be terminated after September 30, 2001 upon 90 days' notice, these agreements are terminable upon breach or insolvency of a party. In addition, our agreement with Chiroscience provides for an up-front payment of $300,000 and for up to $4.0 million of additional amounts if we deliver both libraries under the agreement. Chiroscience may purchase a third library from us and renew the agreement for an additional one-year period under terms to be negotiated by the parties.

SCIENTIFIC ADVISORS

     We have established a group of scientific advisors made up of leading scholars in various functional disciplines of synthetic and medicinal chemistry. Our scientific advisors are as follows:

ADVISOR                               TITLE AND INSTITUTION
------------------------------------  ------------------------------------------------------
Gregory C. Fu, Ph.D. ...............  Professor, Department of Chemistry, Massachusetts
                                      Institute of Technology
Ashit Ganguly, Ph.D. ...............  Former Vice President of Chemistry, Schering Plough,
                                      Professor of Chemistry, Stevens Institute of
                                      Technology
K.C. Nicolaou, Ph.D. ...............  Chairman, Department of Chemistry, The Scripps
                                      Research Institute
Nicos A. Petasis, Ph.D. ............  Professor of Chemistry, University of Southern
                                      California
Masakatsu Shibasaki, Ph.D. .........  Professor, The University of Tokyo

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND OTHER KEY EMPLOYEES

     Shown below are the names, ages and positions of our executive officers, directors and other key employees as of October 31, 2000:

NAME                                     AGE                 POSITION WITH US
---------------------------------------  ---   --------------------------------------------
Robert E. Conway.......................  46    Chief Executive Officer and Director
Kevin Koch, Ph.D.......................  40    President, Chief Science Officer and
                                               Director
David L. Snitman, Ph.D.................  48    Chief Operating Officer, Vice President,
                                               Business Development and Director
Michael Carruthers.....................  43    Chief Financial Officer and Secretary
Anthony D. Piscopio, Ph.D..............  39    Vice President, Chemistry and Director of
                                               Process Chemistry
John A. Josey, Ph.D....................  40    Senior Director of High-Speed Synthesis
Laurence Burgess, Ph.D.................  38    Senior Director of Medicinal Chemistry and
                                               Lead Optimization
Joanna K. Money, Ph.D..................  39    Director of Business Development
Kyle Lefkoff (a)(b)....................  41    Chairman
Francis J. Bullock, Ph.D. (a)(b).......  63    Director
Marvin H. Caruthers, Ph.D..............  60    Director
Kirby L. Cramer (a)....................  62    Director
Robert W. Overell, Ph.D. (b)...........  45    Director

---------------

(a)  Member of our audit committee.
(b)  Member of our compensation committee.

     Robert E. Conway has served as our Chief Executive Officer and a member of our board of directors since November 1999. From October 1996 to October 1999, Mr. Conway was the Chief Operating Officer and Executive Vice President of the Clinical Trials Division of Hill Top Research, Inc. where he managed 22 company-owned research centers conducting clinical trials for pharmaceutical and biotechnology companies. From 1979 until 1996, Mr. Conway held various executive positions with Corning, Inc., including Corporate Vice President and General Manager of Corning Hazleton, Inc., a pre-clinical contract research organization, where he was responsible for North American operations. Mr. Conway serves on the board of directors of DEMCO, Inc. Mr. Conway received a B.S. in accounting from Marquette University, received an M.B.A. from the University of Cincinnati and is a Certified Public Accountant.

     Kevin Koch, Ph.D. has served as our President, our Chief Science Officer and a member of our board of directors since May 1998. Prior to joining us, Dr. Koch was an Associate Director of Medicinal Chemistry and Project Leader for the Protease Inhibitor and New Leads project teams from May 1995 to April 1998 for Amgen Inc. From September 1988 until May 1995, Dr. Koch held various positions with Pfizer Central Research, including Senior Research Investigator-Project Coordinator for the Cellular Migration and Immunology Project Teams. Dr. Koch is chairman of the Strategic Research Institute's Anti-inflammatory Drug Discovery Summit and is an elected board member of the Inflammation Research Association. Dr. Koch received a B.S. in chemistry and in biochemistry from the State University of New York at Stony Brook and a Ph.D. in synthetic organic chemistry from the University of Rochester.

     David L. Snitman, Ph.D. has served as our Vice President, Business Development, our Chief Operating Officer and a member of our board of directors since May 1998. Prior to joining us, Dr. Snitman held various positions with Amgen Inc. since December 1981, including Associate Director, New Products and Technology and Manager of Amgen's Boulder facility. Dr. Snitman received a B.S. in chemistry from Northeastern University, received a Ph.D. in the synthesis of natural products from the University of Colorado and was a National Institutes of Health Postdoctoral Fellow at the Massachusetts Institute of Technology.

     Michael Carruthers has served as our Chief Financial Officer and Secretary since December 1998. Prior to joining us, Mr. Carruthers was Chief Financial Officer from October 1993 until December 1998 of Sievers Instrument, Inc. From May 1989 until October 1993 Mr. Carruthers was the treasurer and controller for the Waukesha division of Dover Corporation. Mr. Carruthers is a Certified Public Accountant and was previously employed as an accountant with Coopers & Lybrand, LLP. Mr. Carruthers received a B.S. in accounting from the University of Colorado and an M.B.A. from the University of Chicago.

     Anthony D. Piscopio, Ph.D. has served as our Vice President, Chemistry and Director of Process Chemistry since May 1998. Prior to joining us, Dr. Piscopio had been employed by Amgen Inc. since June 1995 in various capacities, including as a founder of Amgen's small molecule drug discovery program. While at Amgen, Dr. Piscopio worked in the area of protease inhibition and pioneered novel high-speed synthesis methodologies for the preparation of B-turn mimetics and other heterocyclic classes. From August 1992 until June 1995, Dr. Piscopio was employed with Pfizer, Inc.'s Inflammation Group and worked in the areas of G-protein coupled receptor modulation and computer-assisted design of protease inhibitors. Dr. Piscopio received a B.A. in chemistry from West Virginia University, received a Ph.D. in synthetic organic chemistry from the University of Wisconsin-Madison and completed his postdoctoral fellowship at the Scripps Research Institute in La Jolla, California as a National Institutes of Health Postdoctoral Fellow.

     John A. Josey, Ph.D. has served as our Senior Director of High-Speed Synthesis since May 1998. Prior to joining us, Dr. Josey had been employed by Amgen Inc. since September 1995 in the New Leads/ Combinatoral Chemistry Group of Amgen's small molecule drug discovery program. From August 1991 until September 1995, Dr. Josey was a research investigator in the Medicinal Chemistry Department of Glaxo Research Institute. Dr. Josey received a B.S. in chemistry from Colorado State University, received a Ph.D. in organic chemistry from the University of Texas at Austin and was a Damon Runyon-Walter Winchell Fellow at the California Institute of Technology.

     Laurence Burgess, Ph.D. has served as our Senior Director of Medicinal Chemistry and Lead Optimization since May 1998. Prior to joining us, Dr. Burgess had been employed by Amgen Inc. since August 1995 in various capacities, including as a project leader in its small molecule drug discovery research program in the areas of respiratory and allergic disease. From February 1992 until August 1995, Dr. Burgess was employed by Pfizer Central Research working in the areas of inflammation and immunology. Dr. Burgess received a B.S. in chemistry from the Georgia Institute of Technology, received a Ph.D. from the University of Texas and completed his postdoctoral research at Colorado State University.

     Joanna K. Money, Ph.D. has served as our Director of Business Development since September 1999. Prior to joining us, Dr. Money was the Director of Business Development from May 1998 to July 1999 for NeXstar Pharmaceuticals. From September 1987 to April 1998, Dr. Money held various positions with Amoco Chemical Company, including research chemist and business development manager for the Asia Pacific Region as well as positions in marketing, strategic planning and product management. Dr. Money received a B.Sc. in chemistry from Imperial College, London and a Ph.D. in inorganic chemistry from Indiana University.

     Kyle Lefkoff has served as the Chairman of our board of directors since May 1998. Since 1995, Mr. Lefkoff has been a General Partner of Boulder Ventures Limited, a venture capital firm and investor in our company. From June 1986 until June 1995, Mr. Lefkoff was employed by Colorado Venture Management, a venture capital firm. Mr. Lefkoff serves on the boards of directors of Trust Company of America, Vexcel Corporation and Metabolite Laboratories Inc. Mr. Lefkoff received a B.A. in economics from Vassar College and an M.B.A. from the University of Chicago.

     Francis J. Bullock, Ph.D. has served as a member of our board of directors since May 1998. Since 1993, Dr. Bullock has been a senior consultant for Arthur
D. Little, Inc., concentrating on pharmaceutical and biotechnology research and development, as well as the fine chemicals and agricultural chemicals industries. From April 1981 until September 1993, Dr. Bullock served as Senior Vice President, Research Operations at Schering Plough Research Institute. Dr. Bullock serves on the boards of directors of Genzyme Transgenics Corporation, Neogenesis and Atherex. Dr. Bullock received a B.S. in pharmacy from the Massachusetts

College of Pharmacy, an A.M. in organic chemistry from Harvard University and a Ph.D. in organic chemistry from Harvard University.

     Marvin H. Caruthers, Ph.D. has served as a member of our board of directors since August 1998. Since 1979, Dr. Caruthers has been a Professor of Biochemistry and Bioorganic Chemistry at the University of Colorado. Dr. Caruthers is a member of the National Academy of Sciences and the American Academy of Arts and Sciences and was previously a member of the scientific advisory board of Amgen Inc. Dr. Caruthers serves on the boards of directors of Oxigene and Genomica Corporation. Dr. Caruthers received a B.S. in chemistry from Iowa State University and a Ph.D. in chemistry from Northwestern University.

     Kirby L. Cramer has served as a member of our board of directors since August 2000. Mr. Cramer is the Chairman Emeritus of Hazleton Laboratories Corporation, a Covance company, Chairman of the Board of Directors of Northwestern Trust and Investors Advisory Company and Chairman of the Board of Directors of SonoSite, Inc. From 1987 until 1991, Mr. Cramer served as the Chairman of the Board of Directors of Kirschner Medical Corporation. Mr. Cramer serves on the boards of directors of Immunex Corporation, Northwestern Trust and Investors Advisory Company, SonoSite, Inc., Huntingdon Life Sciences Group plc, Landec Corporation, D.J. Orthopedics, Inc. and Commerce Bank of Washington. Mr. Cramer received a B.A. in history from Northwestern University, received an M.B.A. from the University of Washington and is a graduate of Harvard Business School's Advanced Management Program. Mr. Cramer is a Chartered Financial Analyst.

     Robert W. Overell, Ph.D. has served as a member of our board of directors since December 1999. Since 1996, Dr. Overell has been with Frazier & Company, a venture capital firm and investor in our company, and has served as a General Partner since 1998 and a venture partner from 1996 until 1998. Dr. Overell's operational experience in biotechnology companies includes joining Immunex Corporation early in its development and co-founding Target Genetics. Dr. Overell serves on the board of directors of FastTrack Systems, GeneMachines, InPharos, Inc., SkeleTech, Inc. and XenoPort, Inc. Dr. Overell received his B.S. in biological sciences from the University of Newcastle-upon-Tyne and a Ph.D. in biochemistry from the Institute of Cancer Research, University of London.

     Certain of our current directors were elected as designees of our preferred stockholders and our founders in accordance with voting agreements that will terminate following this offering. The current designees of our preferred stockholders are Dr. Caruthers, Dr. Overell and Messrs. Lefkoff and Cramer, and the current designees of our founders are Dr. Bullock, Dr. Koch and Dr. Snitman.

BOARD COMPOSITION

     Our board of directors currently consists of eight directors. Upon completion of this offering, our board of directors will be divided into three classes: Class I, whose term will expire at the annual meeting of stockholders to be held in 2001; Class II, whose term will expire at the annual meeting of stockholders to be held in 2002; and Class III, whose term will expire at the annual meeting of stockholders to be held in 2003. The initial Class I directors will be Dr. Overell and Dr. Snitman, the initial Class II directors will be Messrs. Conway and Lefkoff and Dr. Caruthers, and the initial Class III directors will be Dr. Bullock, Dr. Koch and Mr. Cramer.

     At each annual meeting of the stockholders beginning in 2001, the successors to the class of directors whose terms expired will be elected to serve three-year terms. If the number of directors on our board increases, the newly created directorships will be distributed among the three classes so that each class will, as nearly as possible, consist of one-third of the directors. The classification of our board of directors may delay or prevent changes in our control or management. In addition, our directors may be removed only with cause and upon the vote of holders of two-thirds of our outstanding common stock.

BOARD COMMITTEES

     Our board of directors has established an audit committee and a compensation committee.

     The audit committee consists of Dr. Bullock, Mr. Cramer and Mr. Lefkoff. The audit committee meets periodically with management and our independent accountants to review their work and confirm that they are properly discharging their respective responsibilities. The audit committee also:

     - recommends the appointment of independent accountants to audit our financial statements and perform services related to the audit;

     - reviews the scope and results of the audit with the independent accountants;

     - reviews with management and the independent accountants our annual operating results;

     - considers the adequacy of the internal accounting control procedures; and

     - considers the independence of our accountants.

     The compensation committee consists of Dr. Bullock, Mr. Lefkoff and Dr. Overell. The compensation committee determines the salary and incentive compensation of our officers and provides recommendations for the salaries and incentive compensation of our other employees. The compensation committee also administers our stock option plan and our employee stock purchase plan, including reviewing management recommendations with respect to option grants and taking other actions as may be required in connection with our compensation and incentive plans.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The compensation committee currently consists of Dr. Bullock, Mr. Lefkoff and Dr. Overell. No current member of the compensation committee has been an officer or employee of ours at any time. None of our executive officers serve as a member of the board of directors or compensation committee of any other company that has one or more executive officers serving as a member of our board of directors, nor has such a relationship existed in the past. Prior to July 2000, our board of directors, as a whole, including Mr. Conway, Dr. Koch and Dr. Snitman, made decisions relating to the compensation of our executive officers following recommendations from the compensation committee. In July 2000, our board of directors delegated its authority to determine salaries of our executive officers and administer our benefit plan to the compensation committee. Mr. Conway, our Chief Executive Officer, served as a member of the compensation committee from November 1999 through August 2000.

DIRECTOR COMPENSATION

     We reimburse our directors for reasonable out-of-pocket expenses related to attending board and committee meetings. Following the completion of this offering, we intend to compensate each non-employee director who is not affiliated with one of our preferred stock investors $12,000 annually, $1,000 for attending each board meeting and each committee meeting and $1,000 for serving as chairman of a board meeting or a committee meeting. We have granted certain non-employee directors non-qualified options to purchase our common stock, including 10,000 options to Dr. Bullock in July 2000 for service during fiscal year 2000 and 20,000 options to each of Dr. Bullock and Mr. Cramer in August 2000 for service during fiscal year 2001. We intend to grant non-employee directors who are not affiliated with our venture capital investors non-qualified options to purchase shares of our common stock on a yearly basis in an amount and with a vesting schedule to be determined by the compensation committee.

EXECUTIVE COMPENSATION

     The following table sets forth summary information concerning the compensation we paid during the fiscal year ended June 30, 2000 to our chief executive officer and each of our other four most highly compensated executive officers who were serving as executive officers at June 30, 2000. We refer to these individuals as our named executive officers.

                         EXECUTIVE COMPENSATION SUMMARY

                                             COMPENSATION FOR THE       LONG-TERM
                                              FISCAL YEAR ENDED        COMPENSATION
                                                JUNE 30, 2000       ------------------
                                             --------------------       SECURITIES        ALL OTHER
NAME AND PRINCIPAL POSITION                   SALARY      BONUS     UNDERLYING OPTIONS   COMPENSATION
---------------------------                  ---------   --------   ------------------   ------------
Robert E. Conway(a)........................  $141,477    $60,000         800,000           $78,458(b)
  Chief Executive Officer
Kevin Koch, Ph.D. .........................   160,500         --          58,125                --
  President and Chief Science Officer
David L. Snitman, Ph.D. ...................   160,500         --          58,125                --
  Chief Operating Officer and Vice
  President, Business Development
Anthony D. Piscopio, Ph.D. ................   139,800         --          50,625                --
  Vice President, Chemistry and Director of
  Process Chemistry
Michael Carruthers.........................   112,300         --          41,250                --
  Chief Financial Officer and Secretary

---------------

(a) Mr. Conway became Chief Executive Officer in November 1999. His annual salary during the first year of his employment agreement is $225,000.
(b)  Consists of reimbursement of relocation expenses.

OPTION GRANTS DURING THE FISCAL YEAR ENDED JUNE 30, 2000

     The following table sets forth information related to each grant of stock options to our named executive officers during the fiscal year ended June 30, 2000. We have never granted any stock appreciation rights.

                                                  INDIVIDUAL GRANTS
                                 ----------------------------------------------------   POTENTIAL REALIZABLE VALUE AT
                                 NUMBER OF      PERCENT OF                                   ASSUMED ANNUAL RATES
                                 SECURITIES   TOTAL OPTIONS                              OF SHARE PRICE APPRECIATION
                                 UNDERLYING     GRANTED TO     EXERCISE                       FOR OPTION TERM(C)
                                  OPTIONS      EMPLOYEES IN    PRICE PER   EXPIRATION   ------------------------------
NAME                              GRANTED     FISCAL YEAR(a)   SHARE(b)       DATE           5%              10%
----                             ----------   --------------   ---------   ----------   -------------   --------------
Robert E. Conway(d)............   800,000          44.1%        $0.600      11/15/09     $9,293,368      $15,082,455
Kevin Koch, Ph.D.(e)...........    58,125           3.2          0.235        7/1/09        696,437        1,117,050
David L. Snitman, Ph.D.(e).....    58,125           3.2          0.235        7/1/09        696,437        1,117,050
Anthony D. Piscopio,
  Ph.D.(e).....................    50,625           2.8          0.235        7/1/09        606,574          972,915
Michael Carruthers(e)..........    41,250           2.3          0.235        7/1/09        494,246          792,745

---------------

(a) Based on options to purchase an aggregate of 1,815,740 shares of common stock granted to our employees between June 30, 1999 and June 30, 2000.
(b) The exercise price per share of each option was equal to the fair market value of our common stock on the date of grant as determined by the board of directors.
(c) Potential realizable values are computed by (1) multiplying the number of shares of common stock subject to a given option by the initial public offering price of $7.50 per share, (2) assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table for the entire ten-year term of the option, and (3) subtracting from that result the aggregate option exercise price. The 5% and 10% assumed annual rates of stock price appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent our estimate or projection of future common stock prices.
(d) Of Mr. Conway's 800,000 options, 133,333 vested on December 31, 1999 and 55,000 vested on November 15, 2000 based on his continuous service as of such dates and 106,667 vested on July 1, 2000 based on our achievement of certain performance milestones. If we do not close an initial public offering of our common stock, the vesting of the remaining 505,000 unvested options is based on Mr. Conway's continuous service in accordance with the following schedule: 5,000 will vest each month between December 15, 2000 and October 15, 2003; 10,000 will vest on November 15, 2003 and 320,000 will vest on July 1, 2005. Upon the closing of this offering, the vesting of 378,750 of Mr. Conway's unvested options will be accelerated and become immediately exercisable, and the remaining 126,250 unvested options will vest and become exercisable between December 15, 2000 and one year from the date of the closing of this offering.
(e)  All options vest monthly over a four-year period ending June 1, 2003.

OPTIONS EXERCISED DURING THE FISCAL YEAR ENDED JUNE 30, 2000, AND OPTION VALUES AS OF JUNE 30, 2000
The following table provides summary information for each of our named executive officers with respect to stock options held as of June 30, 2000, and with respect to stock options exercised during the fiscal year ended June 30, 2000. The value realized upon exercise and the value of unexercised in-the-money options shown below have been calculated on the basis of the initial public offering price of $7.50 per share, less the applicable exercise price per share, multiplied by the number of shares underlying these options.

                                                                NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                               UNDERLYING UNEXERCISED                IN-THE-
                                                                    OPTIONS AS OF              MONEY OPTIONS AS OF
                                      SHARES                        JUNE 30, 2000                 JUNE 30, 2000
                                    ACQUIRED ON    VALUE     ---------------------------   ---------------------------
NAME                                 EXERCISE     REALIZED   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE   EXERCISABLE
----                                -----------   --------   -------------   -----------   -------------   -----------
Robert E. Conway..................        --      $     --      666,667        133,333      $4,600,002      $919,998
Kevin Koch, Ph.D..................     7,265        52,780       43,594          7,266         316,710        52,787
David L. Snitman, Ph.D............        --            --       43,594         14,531         316,710       105,568
Anthony D. Piscopio, Ph.D.........    10,546        76,617       38,969          2,110         283,110        15,329
Michael Carruthers................    34,401       249,923       80,938          5,911         588,015        42,943

EMPLOYMENT AGREEMENTS

     Effective November 15, 1999, we entered into an employment agreement with Mr. Conway to serve as our Chief Executive Officer. The agreement is for an initial term of two years and may be then renewed for additional one-year terms. Either party may terminate the agreement for any reason upon 30 days' prior notice to the other party during the initial term or any additional term. Under the agreement, we will pay Mr. Conway an annual salary of $225,000 subject to subsequent adjustment. In addition, we granted to Mr. Conway options to purchase 800,000 shares of our common stock that vest periodically over a six-year term, subject to his continued employment. Upon the closing of this offering, 75% of Mr. Conway's options will vest and become immediately exercisable and all remaining options will vest between November 15, 2000 and one year from the date of the closing of this offering. If Mr. Conway elects to terminate his employment agreement following the closing of this offering, he would be entitled to exercise any vested options during the 30-day period following such termination. Mr. Conway is also eligible to receive a cash bonus each fiscal year beginning in 2001 based on a percentage of his base salary provided he meets minimum performance criteria to be established by our board of directors. The cash bonus, if any, may be paid in equity in lieu of cash. We also agreed to reimburse Mr. Conway for reasonable out-of-pocket expenses he incurred in connection with his performance of services under this agreement and for relocation costs of up to $80,000 for moving him and his family from Cincinnati, Ohio to Boulder, Colorado.

     If Mr. Conway's employment is terminated as a result of his disability or by us without cause, we agreed to pay him a severance payment equal to one year of his then current base salary in equal monthly installments and he will be entitled to receive, pro-rated to the date of termination, any cash performance bonus he would have received for that year and any performance options that would have vested in that year. Mr. Conway agreed to execute a release acceptable to us in consideration for our severance obligations under the agreement. If Mr. Conway terminates his employment without cause, he will not receive any performance bonus for that year or acceleration of any of his options granted under the agreement. Mr. Conway is also subject to a non-compete agreement in which he agreed for a period of two years not to engage in any competing activities in a 50-mile radius of any area where we are doing business and not to recruit or solicit any of our employees or customers.

     Effective September 1, 2000, we entered into employment agreements with Dr. Koch, Dr. Snitman, Dr. Piscopio, Mr. Carruthers, Dr. Josey, Dr. Burgess and Dr. Money. These agreements are for an initial term of two years and may then be renewed for additional one-year terms. Either party may terminate for any reason upon 30 days' prior notice to the other. Under these agreements we will pay the employees annual salaries ranging from $120,000 to $175,000. If the employee is terminated as a result of disability or by us without cause, including a reduction in the employee's salary, we have agreed to pay the employee a severance payment equal to the greater of one year, or the remaining term, of his or her then-current base salary in equal monthly installments. Upon a change of control of the company, 75% of each employee's outstanding options will vest and the remaining 25% of such options will vest one year later, if the employee is still working for us. Each of these employees is also subject to a non-compete agreement in which he or she has agreed for a period of two years following his or her termination not to engage in any competing activities within a 50-mile radius of any area where we are doing business and not to recruit or solicit any of our employees or customers.

     In connection with our employment agreements with Dr. Koch and Dr. Piscopio, we agreed to extend the due dates for a $100,000 note that we hold from Dr. Koch and a $125,000 note that we hold from Dr. Piscopio to coincide with the initial term of their employment agreements and to reduce the number of shares of our common stock pledged as security for these notes to 50,000 shares each.

EMPLOYEE BENEFIT PLANS

  Amended and Restated Stock Option and Incentive Plan

     Our Amended and Restated Stock Option and Incentive Plan is the successor equity incentive program to our 1998 Stock Option Plan. Our amended stock option plan was adopted by our board of directors and approved by our stockholders in September 2000. Upon the closing of this offering, our amended stock option plan will become effective, and we will make no further grants under our current stock option plan. At that time, all awards under our current stock option plan will be transferred to our amended stock option plan, however, such awards will continue to be subject to their existing terms. The primary differences between our current stock option plan and our amended stock option plan are described below. This summary is qualified in its entirety by the detailed provisions of our current stock option plan and our amended stock option plan, which have been filed as exhibits to the registration statement of which this prospectus is a part.

     At October 31, 2000, there were 4,837,500 shares of common stock reserved for issuance under the stock option plan and options to purchase 519,594 shares of common stock remain available for issuance under the stock option plan. Effective as of the closing of this offering, there will be 7,000,000 shares of common stock reserved for issuance under the stock option plan. The stock option plan provides that the number of shares reserved for issuance under the stock option plan shall be increased, but not decreased, by any additional authorized shares. Additional authorized shares, for purposes of the stock option plan, means on any given day the difference between:

     - 25% of our issued and outstanding shares of common stock, on a fully diluted, as converted basis, minus

     - the number of outstanding shares relating to awards under the stock option plan plus the number of shares available for future grants of awards under the stock option plan on that date.

     The number of shares available for issuance under the stock option plan as incentive stock options may not initially exceed 7,000,000 shares, provided that this number will be increased each January 1 for the next five years beginning in 2001 by 250,000 shares. At no time can the number of shares available for issuance under our stock option plan as incentive stock options exceed the total number of shares reserved for issuance under our stock option plan.

     The maximum number of shares subject to options that can be awarded under the stock option plan to any person is 2,000,000 per year. The maximum number of shares that can be awarded under the stock option plan to any person, other than pursuant to an option, is 400,000 per year. The maximum amount that may be earned as an annual incentive award or other cash award in any fiscal year by any one person is $1,000,000 and the maximum amount that may be earned as a performance award or other cash award in respect of a performance period by any one person is $3,000,000.

     Administration. The stock option plan is administered by our compensation committee. Subject to the terms of the stock option plan, the compensation committee may select participants to receive awards, determine the types of awards and terms and conditions of awards, and interpret provisions of the stock option plan.

     The common stock issued or to be issued under the stock option plan consists of authorized but unissued shares. Shares covered by an award that are not purchased or that are forfeited will again be available for issuance as awards under the stock option plan.

     Eligibility. Awards may be made under our stock option plan to our employees, officers, directors or consultants, or to any of our affiliates, or their officers or directors, and to any other individual whose participation in the stock option plan our compensation committee determines to be in our best interests.

     Amendment or Termination of the Plan. The board of directors may terminate or amend the stock option plan at any time and for any reason as long as the amendment does not adversely impair the rights of grantees with respect to outstanding awards. Further, unless terminated earlier, the stock option plan will terminate on the date 10 years from the date of the closing of this offering. Amendments will be submitted for stockholder approval to the extent required by the Internal Revenue Code or other applicable laws.

     Options. We may grant options under the stock option plan that are either intended to qualify as incentive stock options under the Internal Revenue Code or not to qualify as incentive stock options, referred to as non-qualified stock options.

     The exercise price of each stock option may not be less than 100% of the fair market value of our common stock on the date of grant. In the case of specified 10% stockholders who receive incentive stock options, the exercise price may not be less than 110% of the fair market value of our common stock on the date of grant. An exception to these requirements is made for options that we grant in substitution for options held by employees of companies that we acquire. In this case, the exercise price is adjusted to preserve the economic value of the employee's stock option from his or her former employer.

     The term of each stock option is fixed by the compensation committee and may not exceed 10 years from the date of grant. The compensation committee determines when each option may be exercised and the period of time, if any, after retirement, death, disability or termination of employment during which options may be exercised. Options granted under our current stock option plan, however, are generally exercisable, to the extent vested, for up to 30 days after the optionee terminates employment without cause if the termination occurs more than six months after the option is granted, unless the option agreement provides otherwise.

     Options may be exercisable in installments. Options granted under our current stock option plan vest 25% per year over a four-year period based on continued service with us, unless the option agreement provides otherwise. The exercisability of options may be accelerated by the compensation committee.

     In general, an optionee may pay the exercise price of an option by cash, certified check, by tendering shares of our common stock, which if acquired from us have been held by the optionee for at least six months, or by means of a broker-assisted cashless exercise.

     Stock options granted under our stock option plan may not be sold, transferred, pledged, or assigned other than by will or under applicable laws of descent and distribution. However, we may permit limited transfers of non-qualified options for the benefit of immediate family members of grantees to help with estate planning concerns.

     Other Awards. The compensation committee may also award under the stock option plan:

     - shares of common stock subject to restrictions;

     - deferred stock, credited as deferred stock units, but ultimately payable in the form of unrestricted shares of common stock in accordance with the participant's deferral election;

     - common stock units subject to restrictions;

     - unrestricted shares of common stock, which are shares of common stock issued at no cost or for a purchase price determined by the compensation committee which are free from any restrictions under the stock option plan;

     - dividend equivalent rights entitling the grantee to receive credits for dividends that would be paid if the grantee had held a specified number of shares of common stock;

     - a right to receive a number of shares or, in the discretion of the compensation committee, an amount in cash or a combination of shares and cash, based on the increase in the fair market value of the shares underlying the right during a stated period specified by the compensation committee;

     - a right to receive a number of shares, subject to the attainment of specified performance goals; and

     - performance and annual incentive awards, ultimately payable in stock or cash, as determined by the compensation committee. The compensation committee may grant multi-year and annual incentive awards subject to achievement of specified performance goals tied to business criteria described below.

     Section 162(m) of the Internal Revenue Code limits publicly-held companies to an annual deduction for federal income tax purposes of $1,000,000 for compensation paid to their chief executive officer and the four highest compensated executive officers (other than the chief executive officer) determined at the end of each year. However, performance-based compensation is excluded from this limitation. Although our stock option plan is currently not subject to Section 162(m) because Section 162(m) provides for a grace period following an initial public offering, the stock option plan is designed to permit the compensation committee to grant awards that qualify as performance-based for purposes of satisfying the conditions of Section 162(m) after the stock option plan becomes subject to Section 162(m).

     Business Criteria. The compensation committee may use exclusively one or more of the following business criteria to establish performance goals for awards granted to "covered employees" as defined by to Section 162(m) of the Internal Revenue Code:

     - total stockholder return;

     - such total stockholder return as compared to total return, on a comparable basis, of a publicly available index such as, but not limited to, the Standard & Poor's 500 Stock Index;

     - net income;

     - pretax earnings;

     - earnings before interest expense, taxes, depreciation and amortization;

     - pretax operating earnings after interest expense and before bonuses, service fees, and extraordinary or special items;

     - operating margin;

     - earnings per share;

     - return on equity;

     - return on capital;

     - return on investment;

     - operating earnings;

     - working capital;

     - ratio of debt to stockholders' equity; and

     - revenue.

     Effect of Certain Corporate Transactions. Certain change of control transactions involving us, such as a sale of all or substantially all of our assets or stock, may cause awards granted under the stock option plan to vest, unless the awards are continued or substituted for by the surviving company in connection with the change of control transaction.

     Adjustments for Stock Dividends and Similar Events. The compensation committee will make appropriate adjustments in outstanding awards and the number of shares available for issuance under the stock option plan, including the individual limitations on awards, to reflect common stock dividends, stock splits and other similar events.

  Employee Stock Purchase Plan

     The following is a summary description of our Employee Stock Purchase Plan, which our board of directors adopted and stockholders approved in September 2000, effective upon the closing of this offering. Our stock purchase plan has been filed as an exhibit to the registration statement of which this prospectus is a part.

     The purpose of our stock purchase plan is to permit eligible employees to purchase shares of our common stock at a discount. Our stock purchase plan is administered by the compensation committee. All of our employees whose customary employment is more than 20 hours per week and for more than 5 months in any calendar year will be eligible to participate in this plan, provided that any employee who would own 5% or more of the total combined voting power or value of our common stock immediately after any grant is not eligible to participate.

     We have reserved 800,000 shares of common stock for issuance under our stock purchase plan. We intend that our stock purchase plan meet the requirements for an employee stock purchase plan under Section 423 of the Internal Revenue Code.

     During an offering period, we will withhold amounts through payroll deductions for eligible employees who elect to participate in the stock purchase plan. At the end of each offering period, we will use accumulated payroll deductions to purchase, on behalf of eligible employees who are participating in the plan, stock at a price equal to the lesser of 85% of the market price of the common stock at either the beginning of the offering period or the end of the offering period. The duration of each offering period will be determined by the compensation committee.

     Our compensation committee may prohibit our employees from selling shares of common stock purchased under the stock purchase plan for a period of up to 12 months from the date the shares were purchased on the employee's behalf.

  401(k) Savings Plan

     We sponsor a 401(k) Savings Plan, a defined contribution plan intended to qualify under Section 401 of the Internal Revenue Code. All employees who are at least 21 years old are eligible to participate. Participants may make pre-tax contributions to our 401(k) plan of up to 15% of their eligible earnings, subject to a statutorily prescribed annual limit. We may make matching contributions at 50% up to the first 4% contributed by employees under the 401(k) plan. Each participant is fully vested in his or her contributions. Our matching contributions vest over four years. Contributions by the participants or by us to the 401(k) plan, and the income earned on such contributions, are generally not taxable to the participants until withdrawn. Our contributions, if any, are generally deductible when made. All contributions are held in trust as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives.

                           RELATED PARTY TRANSACTIONS

     Since our inception, we have issued shares of common and preferred stock in private placement transactions as follows:

     On May 18, 1998, we issued and sold 2,913,367 shares of our common stock at a purchase price of $0.235 per share and 2,500,000 shares of our Series A preferred stock at a purchase price of $1.00 per share. Between August 8, 1998 and January 15, 1999, we issued and sold an additional 4,135,000 shares of our Series A preferred stock at a purchase price of $1.00 per share. On November 16, 1999, we issued and sold 3,199,999 shares of our Series B preferred stock at a purchase price of $2.50 per share. On August 31, 2000, we issued and sold 1,666,667 shares of our Series C preferred stock at a purchase price of $6.00 per share. Each share of Series A preferred stock, Series B preferred stock and Series C preferred stock currently converts into one share of common stock. Upon the closing of this offering, the following shares of preferred stock convert into common stock at a rate of one share of common stock for each share of preferred stock.

     The following table identifies our executive officers, directors and five percent stockholders who have made equity investments in our company, excluding the exercise of options to purchase shares of our common stock. See "Principal Stockholders" for additional information relating to the beneficial ownership of shares of our preferred and common stock of these stockholders.

                                                                   SHARES OF   SHARES OF   SHARES OF
                                                       SHARES OF   SERIES A    SERIES B    SERIES C
                                                        COMMON     PREFERRED   PREFERRED   PREFERRED
NAME                                                     STOCK       STOCK       STOCK       STOCK
----                                                   ---------   ---------   ---------   ---------
EXECUTIVE OFFICERS
Kevin Koch, Ph.D.(a).................................   648,654        5,000     54,000          --
David L. Snitman, Ph.D. .............................   648,654      250,000    385,548     266,667
Anthony D. Piscopio, Ph.D. ..........................   648,654           --     30,000       1,667
Michael Carruthers...................................        --       25,000     16,000       3,332
DIRECTORS
Kyle Lefkoff(b)......................................   150,000    1,000,000    463,409     161,163
Marvin H. Caruthers, Ph.D.(c)........................    18,750      250,000     80,000      33,936
Kirby L. Cramer......................................        --           --         --      83,333
Robert Overell, Ph.D.(d).............................        --    1,500,000    604,446      16,667
FIVE PERCENT STOCKHOLDERS
ARCH Venture Fund III, L.P. .........................        --    1,500,000    604,446     204,779
Boulder Ventures II, L.P.(e).........................   150,000    1,000,000    463,409     156,997
Falcon Technology Partners L.P. .....................   150,000    1,000,000    463,409     156,997
Frazier Healthcare II, L.P. .........................        --    1,500,000    604,446      16,667
K.C. Nicolaou, Ph.D. ................................   648,654           --    252,000      50,000
Rovent II Limited Partnership........................        --      750,000    120,000      50,000

---------------

(a) Includes 5,000 shares of Series A preferred stock and 2,000 shares of Series B preferred stock purchased by Dr. Koch's spouse.

(b) Includes 130,500 shares of common stock, 870,000 shares of Series A preferred stock, 403,166 shares of Series B preferred stock and 136,587 shares of Series C preferred stock purchased by Boulder Ventures II, L.P.; 19,500 shares of common stock, 130,000 shares of Series A preferred stock, 60,243 shares of Series B preferred stock and 20,410 shares of Series C preferred stock purchased by Boulder Ventures II (Annex), L.P., an affiliate of Boulder Ventures II, L.P. and 4,166 shares of Series C preferred stock purchased by Mr. Lefkoff's father. The general partner of Boulder Ventures II L.P. and Boulder Ventures II (Annex), L.P. is BV Partners II, LLC. Mr. Lefkoff is a member and manager of BV Partners II, LLC, and he disclaims beneficial ownership in the above shares except to the extent of his pecuniary interest in such shares.

(c) All shares of common stock and preferred stock were purchased by The Caruthers Family, L.L.C., of which Dr. Caruthers is the manager and a member. Dr. Caruthers disclaims beneficial ownership of such shares except to the extent of his pecuniary interest in the shares.

(d) Includes 1,500,000 shares of Series A preferred stock, 604,446 shares of Series B preferred stock and 16,667 shares of Series C preferred stock purchased by Frazier Healthcare II, L.P. The general partner of Frazier Healthcare II, L.P. is FHMII, L.L.C., and the managing member of FHMII, L.L.C. is Frazier Management, L.L.C. Dr. Overell is a member of Frazier Management, L.L.C., and he disclaims beneficial ownership in the above shares except to the extent of his pecuniary interest in such shares.

(e) Includes 19,500 shares of common stock, 130,000 shares of Series A preferred stock, 60,243 shares of Series B preferred stock and 20,410 shares of Series C preferred stock purchased by Boulder Ventures II, (Annex) L.P., an affiliate of Boulder Ventures II, L.P.

     We believe that the terms of all the above-described transactions were no less favorable than we could have obtained from unaffiliated third parties.

     In connection with the above-described transactions, we entered into an agreement with the investors providing for registration rights with respect to the shares of common stock, including those issuable upon conversion of each series of preferred stock. For more information, please see "Description of Capital Stock -- Registration Rights."

     Mr. Lefkoff is a manager and member of BV Partners II, LLC, which is the general partner of Boulder Ventures II, L.P. and Boulder Ventures II (Annex), L.P., and he was appointed as one of our directors by our stockholders under the terms of a voting agreement that will terminate upon the consummation of this offering. Dr. Overell is a member of Frazier Management, L.L.C., which is the managing member of FHMII, L.L.C., which is the general partner of Frazier Healthcare II, L.P., and he was appointed as one of our directors by Frazier Healthcare II, L.P.

     In connection with Dr. Koch's purchase of 648,655 shares of our common stock on May 18, 1998, he issued us a promissory note with a principal balance of $100,000, an interest rate of 6.0% per annum and a maturity date on the earlier of May 18, 2001 or the date he voluntarily terminates his employment with us. Dr. Koch initially pledged all 648,655 shares of common stock as security for his loan. On September 1, 2000, we released 598,655 shares of common stock from Dr. Koch's pledge and extended the maturity date of his loan to the earlier of September 1, 2002 or the date Dr. Koch voluntarily terminates his employment with us.

     In connection with Dr. Nicolaou's purchase of 648,655 shares of our common stock on May 18, 1998, he issued us a promissory note with a principal balance of $125,000, an interest rate of 6.0% per annum and a maturity date of the earlier of May 18, 2002 or the date Dr. Nicolaou terminates his consulting arrangement with us. Dr. Nicolaou pledged all 648,655 shares of common stock as security for his loan.

     In connection with Dr. Piscopio's purchase of 648,655 shares of our common stock on May 18, 1998, he issued us a promissory note with a principal balance of $125,000, an interest rate of 6.0% per annum and a maturity date of the earlier of May 18, 2002 or the date Dr. Piscopio terminates his employment with us. Dr. Piscopio initially pledged all 648,655 shares of common stock as security for his loan. On September 1, 2000, we released 598,655 shares of common stock from Dr. Piscopio's pledge and extended the maturity date of his loan to the earlier of September 1, 2002 or the date Dr. Piscopio voluntarily terminates his employment with us.

     Stock option grants to our directors and executive officers are described in this prospectus under the heading "Management -- Director Compensation" and "Management -- Executive Compensation." In addition, we have employment agreements with our executive officers and some of our other employees, which are discussed under "Management -- Employment Agreements."

                             PRINCIPAL STOCKHOLDERS

     The following table shows information with respect to beneficial ownership of our common stock, as of October 31, 2000, after giving pro forma effect to the conversion of all of our outstanding shares of preferred stock into common stock on a one-to-one basis, and as adjusted to reflect the sale of the common stock offered by us in this offering, for:

     - each of our named executive officers;

     - each of our directors;

     - all of our directors and executive officers as a group; and

     - each person known by us to beneficially own more than 5% of our common stock.

     We have calculated the percentage of stock beneficially owned based on 15,466,922 shares of common stock outstanding as of October 31, 2000, after giving effect to the conversion of our convertible preferred stock, and 21,966,922 shares of common stock outstanding after completion of this offering.

                                                                              PERCENTAGE OF SHARES
                                                               NUMBER OF     BENEFICIALLY OWNED(a)
                                                                 SHARES      ----------------------
                                                              BENEFICIALLY    BEFORE        AFTER
NAME                                                             OWNED       OFFERING     OFFERING
----                                                          ------------   ---------    ---------
NAMED EXECUTIVE OFFICERS
Robert E. Conway(b).........................................     653,750        4.2%         3.0%
Kevin Koch, Ph.D.(c)........................................     731,416        4.7          3.3
David L. Snitman, Ph.D.(d)..................................   1,541,427       10.0          7.0
Anthony D. Piscopio, Ph.D.(e)...............................     701,263        4.5          3.2
Michael Carruthers(f).......................................      92,910       *            *
DIRECTORS
Kyle Lefkoff(g).............................................   1,770,406       11.4          8.1
Francis J. Bullock, Ph.D.(h)................................      40,000       *            *
Marvin H. Caruthers, Ph.D.(i)...............................     382,686        2.5          1.7
Kirby L. Cramer.............................................       3,333       *            *
Robert W. Overell, Ph.D.(j).................................   2,121,113       13.7          9.7
All directors and executive officers as a group (10
  persons)(k)...............................................   8,038,304       52.0         36.6
FIVE PERCENT STOCKHOLDERS
ARCH Venture Fund III, L.P.(l)..............................   2,309,225       14.9         10.5
Boulder Ventures II, L.P.(m)................................   1,770,406       11.4          8.1
Falcon Technology Partners L.P.(n)..........................   1,770,406       11.4          8.1
Frazier Healthcare II, L.P.(o)..............................   2,121,113       13.7          9.7
K.C. Nicolaou, Ph.D.(p).....................................     950,654        6.1          4.3
Rovent II Limited Partnership(q)............................     920,000        5.9          4.2

---------------

 *   Less than 1% beneficial ownership.

(a) Beneficial ownership is determined under the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Unless indicated by footnote, the address for each listed director, officer and principal stockholder is Array BioPharma Inc., 1885 33rd Street, Boulder, Colorado 80301. Except as indicated by footnote, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The number of shares of common stock outstanding used in calculating the percentage for each listed person includes the shares of common stock underlying options held by that person that are currently exercisable or are exercisable within 60 days of October 31, 2000, but excludes shares of common stock underlying options held by any other person.

(b) Includes 20,000 shares of common stock held in uniform gift to minor accounts for the benefit of Mr. Conway's children, options to purchase 378,750 shares that will become exercisable upon the closing of this offering and options to purchase an additional 55,000 shares that are exercisable within 60 days of October 31, 2000.

(c) Includes options to purchase 5,683 shares of common stock that are exercisable within 60 days of October 31, 2000, 99,000 shares of common stock held in trust for the benefit of Dr. Koch's minor children, and the following shares held by Dr. Koch's spouse: options to purchase 1,626 shares of common stock that are exercisable within 60 days of October 31, 2000, 11,678 shares of common stock, 5,000 shares of Series A preferred stock and 12,500 shares of Series B preferred stock.

(d) Includes options to purchase 10,216 shares of common stock that are exercisable within 60 days of October 31, 2000, and 100,000 shares of common stock held in trust for the benefit of Dr. Snitman's children.

(e) Includes options to purchase 8,286 shares of common stock that are exercisable within 60 days of October 31, 2000.

(f) Includes options to purchase 8,877 shares of common stock that are exercisable within 60 days of October 31, 2000.

(g) Includes 130,500 shares of common stock, 870,000 shares of Series A preferred stock, 403,166 shares of Series B preferred stock and 136,587 shares of Series C preferred stock held by Boulder Ventures II, L.P., and 19,500 shares of common stock, 130,000 shares of Series A preferred stock, 60,243 shares of Series B preferred stock and 20,410 shares of Series C preferred stock held by Boulder Ventures II (Annex), L.P., an affiliate of Boulder Ventures II, L.P. The general partner of Boulder Ventures II L.P. and Boulder Ventures II (Annex), L.P. is BV Partners II, LLC. Mr. Lefkoff is a member and manager of BV Partners II, LLC, and he shares voting and dispositive power in these shares. Mr. Lefkoff disclaims beneficial ownership in these shares except to the extent of his pecuniary interest in such shares.

(h) Includes options to purchase 30,000 shares of common stock that are exercisable within 60 days of October 31, 2000.

(i) All shares of stock are held by The Caruthers Family, L.L.C., of which Dr. Caruthers is the manager and a member. Dr. Caruthers disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in such shares.

(j) Includes 1,500,000 shares of Series A preferred stock, 604,446 shares of Series B preferred stock and 16,667 shares of Series C preferred stock owned by Frazier Healthcare II, L.P. The general partner of Frazier Healthcare II, L.P. is FHMII, L.L.C., and the managing member of FHMII, L.L.C. is Frazier Management, L.L.C. Dr. Overell is a member of Frazier Management, L.L.C., and he shares voting and dispositive power in these shares. Dr. Overell disclaims beneficial ownership in these shares except to the extent of his pecuniary interest in such shares.

(k) Includes options to purchase 413,438 shares of common stock that are exercisable within 60 days of October 31, 2000 or upon consummation of this offering.

(l) The general partner of ARCH Venture Fund III, L.P. is Arch Venture Partners, LLC. Steven Lazarus, Robert Nelsen, Keith Crandell, Clinton Bybee, Alex Knight and Karen Kerr are each managers of Arch Venture Partners, LLC and share voting and dispositive power for these shares. Messrs. Lazarus, Nelsen, Crandell, Bybee and Knight and Ms. Kerr disclaim beneficial ownership in these shares except to the extent of their respective pecuniary interest in such shares. The business address of ARCH Venture Fund III, L.P. is 8725 West Higgins Road, Suite 290, Chicago, IL 60631.

(m) Includes 19,500 shares of common stock, 130,000 shares of Series A preferred stock, 60,243 shares of Series B preferred stock and 20,410 shares of Series C preferred stock held by Boulder Ventures II (Annex), L.P., an affiliate of Boulder Ventures II, L.P. The general partner of Boulder Ventures II, L.P. and Boulder Ventures II (Annex), L.P. is BV Partners II, LLC. Mr. Lefkoff, one of our directors, Josh E. Fidler and Lawrence M. Macks are each members and managers of BV Partners II, LLC and share voting and dispositive power for these shares. Messrs. Lefkoff, Fidler and Macks disclaim beneficial ownership in these shares except to the extent of their respective precuniary interest in such shares. The business address of Boulder Ventures II, L.P. and Boulder Ventures II (Annex), L.P. is 1941 Pearl Street, No. 300, Boulder, CO 80302.

(n) The general partner of Falcon Technology L.P. is James L. Rathmann. Mr. Rathmann has voting and dispositive power for these shares. Mr. Rathmann disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in such shares. The business address of Falcon Technology Partners L.P. is 600 Dorset Road, Devon, PA 19333.

(o) The general partner of Frazier Healthcare II, L.P. is FHMII, L.L.C., and the managing member of FHMII, L.L.C. is Frazier Management, L.L.C. Dr. Overell, one of our directors, Fred E. Silverstein, Alan Frazier, Nadar Naini and Jon Gilbert are each directly or indirectly members of Frazier Management, L.L.C. and share voting and dispositive power for these shares. Dr. Overell, Dr. Silverstein and Messrs. Frazier, Naini and Gilbert disclaim beneficial ownership in these shares except to the extent of their respective pecuniary interest in such shares. The business address of Frazier Healthcare II, L.P. is 601 Union Street, Suite 3300, Seattle, WA 98101.

(p) The business address of Dr. Nicolaou is 10550 North Torrey Pines Road, La Jolla, CA 92037.

(q) The business address of Rovent II Limited Partnership is 75 State Street, Boston, MA 02109.

                          DESCRIPTION OF CAPITAL STOCK

     The following description of our capital stock and material provisions of our certificate of incorporation and bylaws, which will become effective upon the closing of this offering, is only a summary. The description is qualified in its entirety by the complete provisions of our certificate of incorporation and bylaws, which have been filed as exhibits to the registration statement of which this prospectus is a part. Upon the closing of this offering, our certificate of incorporation will authorize the issuance of up to 60,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. As of October 31, 2000, 3,965,256 shares of common stock were outstanding and 11,501,666 shares of convertible preferred stock, convertible on a one-to-one basis into shares of common stock upon the completion of this offering, were issued and outstanding. As of October 31, 2000, we had 124 stockholders.

COMMON STOCK

     Each holder of common stock is entitled to one vote for each share on all matters to be voted upon by the stockholders. Holders of common stock are not entitled to cumulative voting rights with respect to the election of directors. Subject to preferences that may be applicable to any preferred stock outstanding at the time, holders of common stock are entitled to receive ratable dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, holders of common stock would be entitled to share ratably in all assets remaining after the payment of liabilities and liquidation preferences on any outstanding preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and shares of common stock offered by us in this offering, when issued and paid for, will be, fully paid and nonassessable.

PREFERRED STOCK

     Upon the closing of this offering, all outstanding shares of our preferred stock will convert into shares of common stock on a one-to-one basis. Thereafter, our board of directors will be authorized, without stockholder approval, to issue up to an aggregate of 10,000,000 shares of preferred stock in one or more series. The board of directors can fix the rights, preferences and privileges of, and any qualifications, limitations or restrictions on, the shares of each series of our preferred stock.

     The issuance of preferred stock may have the effect of delaying or preventing a change in our control or make removal of our management more difficult. Additionally, the issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of the common stock or could adversely affect the rights and powers, including voting rights, of the holders of our common stock. The issuance of preferred stock could also cause the market price of our common stock to decline. At present, we have no plans to issue any shares of preferred stock.

WARRANTS

     Prior to the closing of this offering, we will have outstanding warrants to purchase a total of 53,750 shares of Series A preferred stock and 57,000 shares of Series B preferred stock, including warrants to purchase 40,000 shares of Series A preferred stock at $1.00 per share held by Silicon Valley Bank, which will expire on October 9, 2005; warrants to purchase 13,750 shares of Series A preferred stock at $3.00 per share held by Leasing Technologies International, Inc., which will expire on March 31, 2006; warrants to purchase 7,000 shares of Series B preferred stock at $2.50 per share held by Silicon Valley Bank, which will expire on March 9, 2006; and warrants to purchase 50,000 shares of Series B preferred stock at $5.00 per share held by Silicon Valley Bank, which will expire on May 17, 2007. Upon completion of this offering, warrants to purchase 110,750 shares of preferred stock will convert automatically into warrants to purchase an equal number of shares of common stock.

REGISTRATION RIGHTS

     At any time following three months from the effective date of this offering, the holders of up to 14,185,184 shares of our common stock, or their transferees, will be entitled to require the registration of those shares under the Securities Act. Under an agreement with these holders, the holders of at least 30% of these shares may on up to two occasions require us to register their shares under the Securities Act, subject to some limitations described in the agreement. In connection with this offering, some of our stockholders have agreed with the underwriters not to exercise any demand registration rights for a period of 365 days from the effective date of this offering. In addition, these holders can require us to include their shares in future registrations of our shares for our account or the account of another stockholder. After we become eligible to register securities on Form S-3, these holders may require us to register their shares on up to two occasions in any calendar year on Form S-3. These registration rights are subject to limitations and conditions, including the right of underwriters to limit the number of shares of common stock held by existing stockholders to be included in a registration. The registration rights as to any holder will terminate when all securities held by the holder entitled to registration rights can be sold within a three-month period under Rule 144 of the Securities Act and when the number of shares held by the holder is less than 1% of our outstanding capital stock on an as converted to common stock basis. In addition, we are generally required to bear all expenses of registration, including the reasonable fees of a single counsel acting on behalf of all selling stockholders, except underwriting discounts and selling commissions.

     Registration of any shares with registration rights would result in those shares becoming freely tradeable without restriction under the Securities Act. Sales of these shares could have a material adverse effect on the trading price of our common stock.

LIMITATION OF LIABILITY OF DIRECTORS AND OFFICERS

     As permitted by the Delaware General Corporation Law, our certificate of incorporation effective upon the closing of this offering provides that our directors are not personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

     - for any breach of the director's duty of loyalty to us or our stockholders;

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - under Section 174 of the Delaware General Corporation Law, relating to unlawful dividends or unlawful stock purchases or redemptions; or

     - for any transaction from which the director derives an improper personal benefit.

     As a result of this provision, we and our stockholders may be unable to obtain monetary damages from a director for breach of his or her duty of care.

     Upon the closing of this offering, our bylaws will provide for the indemnification of our directors and officers to the fullest extent authorized by the Delaware General Corporation Law. We will indemnify a director or officer in connection with an action initiated by that person if the action was authorized by our board of directors. The indemnification provided under our bylaws includes the right to be paid expenses in advance of the final disposition of a proceeding for which indemnification may be had if the director or officer agrees to repay all amounts paid in advance if it is ultimately determined that the director or officer is not entitled to be indemnified. Under our bylaws, if we do not pay a claim for indemnification within 60 days after we have received a written claim, the director or officer may bring an action to recover the unpaid amount of the claim. If successful, the director or officer also will be entitled to be paid the expense of prosecuting the action to recover these unpaid amounts.

     Our bylaws also authorize us to purchase and maintain insurance on behalf of any person who is or was one of our directors, officers, employees or agents, or is or was serving at our request as a director, officer, employee, partner or agent of another corporation or other entity or enterprise, against any liability asserted against the person or incurred by the person in any of these capacities, or arising out of the person's fulfilling one of these capacities, and related expenses. We may obtain this insurance whether or not we would have the power to indemnify the person against the claim under the provisions of the Delaware General Corporation Law. We have purchased director and officer liability insurance on behalf of our directors and officers. The indemnification provisions under our certificate of incorporation and bylaws are not exclusive of any other rights to indemnification under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

ANTI-TAKEOVER PROVISIONS

General

     Upon the closing of this offering, our certificate of incorporation and bylaws will contain some provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors. In addition, provisions of Delaware law may hinder or delay an attempted takeover of us other than through negotiation with our board of directors. These provisions could have the effect of discouraging attempts to acquire us or remove incumbent management even if some or a majority of our stockholders believe this action is in their best interest, including attempts that might result in the stockholders receiving a premium over the market price for the shares of common stock they hold.

Classified Board

     Our certificate of incorporation provides for the division of our board of directors into three classes of directors serving staggered three-year terms. Our certificate of incorporation further provides that the approval of the holders of at least two-thirds of the shares entitled to vote is necessary for the alteration, amendment or repeal of sections of our certificate of incorporation relating to the election and classification of our board of directors, limitation of director liability, indemnification and the vote requirements for these amendments to our certificate of incorporation. These provisions may have the effect of deterring hostile takeovers or delaying changes in control or management.

Removal of Directors and Vacancies

     Our certificate of incorporation provides that directors may be removed only with cause upon the affirmative vote of holders representing two-thirds of our outstanding shares. In addition, vacancies and newly created directorships resulting from any increase in the size of the board of directors may be filled only by the affirmative vote of a majority of the directors then in office, even if they do not constitute a quorum, or by the sole remaining director. These provisions would prevent stockholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

Advance Notice Provisions for Stockholder Proposals and Stockholder Nominations of Directors

     Our bylaws establish an advance notice procedure with regard to the nomination, other than by the board of directors, of candidates for election to the board of directors and with regard to matters to be brought before an annual meeting of our stockholders by a stockholder. For nominations and other business to be brought properly before an annual meeting by a stockholder, the stockholder must notify us between 60 and 90 days prior to the first anniversary of the preceding year's annual meeting. Separate provisions based on public notice by us specify how this advance notice requirement operates if the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from the anniversary date. The stockholder's notice must contain specified information regarding the stockholder and its holdings, as well as background information regarding any director nominee, together with that person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected, and a brief description of any business desired to be brought before the meeting, the reasons for conducting the business at the meeting and any material interest of the stockholder in the business proposed. Although our bylaws do not give our board of directors any power to approve or disapprove stockholder nominations for the election of directors or any other business desired by stockholders to be conducted at an annual meeting, the bylaws:

     - may have the effect of precluding a nomination for the election of directors or precluding the conduct of business at a particular annual meeting if the proper procedures are not followed; or

     - may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us, even if the conduct of this solicitation or the attempt to obtain control might be beneficial to us and our stockholders.

Special Stockholders' Meetings

     Under our certificate of incorporation and bylaws, special meetings of stockholders, unless otherwise prescribed by statute, may be called only by the board of directors, the chairperson, or the chief executive officer.

Stockholder Action Only by Written Consent

     Our certificate of incorporation provides that any action required or permitted to be taken at a stockholders' meeting may be taken only by unanimous written consent.

Section 203 of the Delaware General Corporation Law

     Under Section 203 of the Delaware General Corporation Law, we may not engage in a "business combination," which includes a merger or sale of more than 10% of our assets, with any "interested stockholder," namely, a stockholder who owns 15% or more of our outstanding voting stock, as well as affiliates and associates of any of these persons, for three years following the time that stockholder became an interested stockholder, unless:

     - the transaction in which the stockholder became an interested stockholder is approved by our board of directors prior to the time the interested stockholder attained that status;

     - upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers; or

     - at or after the time the stockholder became an interested stockholder the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Authorized but Unissued Shares

     The authorization of undesignated preferred stock makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of our company. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock will be Computershare Trust Company, Inc.

LISTING

     Our common stock has been approved for quotation on the Nasdaq National Market under the trading symbol "ARRY."

                        SHARES ELIGIBLE FOR FUTURE SALE

     If our stockholders sell substantial amounts of common stock, including shares issued upon the exercise of outstanding options, in the public market following this offering, the market price of our common stock could fall. These sales also may make it more difficult for us to sell equity or equity-related securities in the future and at a time and price that we deem appropriate.

     Upon completion of this offering, we will have outstanding an aggregate of 21,966,922 shares of our common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options, based on the number of shares issued and outstanding as of October 31, 2000. Of these shares, all of the shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act, unless these shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act. This leaves 15,466,922 shares eligible for sale in the public market as follows:

NUMBER OF SHARES                           DATE
-----------------------------------------  -----------------------------------------
486,226..................................  After 90 days from the date of this prospectus.
13,284,629...............................  After 180 days from the date of this prospectus (subject, in some cases, to
                                           volume limitations).
1,696,067................................  At various times after 180 days from the date of this prospectus (subject, in some
                                           cases, to volume limitations).

LOCK-UP AGREEMENTS

     All of our officers and directors and stockholders holding substantially all of our outstanding stock have signed lock-up agreements with our underwriters under which they agreed not to transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, for a period of 180 days after the date of this prospectus. Transfers or dispositions can be made sooner with the prior written consent of Lehman Brothers Inc. This consent may be given at any time without public notice.

RULE 144

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - 1% of the number of shares of our common stock then outstanding, which will equal approximately 219,669 shares immediately after this offering; or

     - the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

     Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

     Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, Rule 144(k) shares may be sold immediately upon the completion of this offering.

RULE 701

     In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchase shares of our common stock from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. As of October 31, 2000, a total of 4,317,906 shares of common stock had been issued or were issuable upon the exercise of options. Of these shares of common stock, 1,930,658 will be restricted by lock-up agreements.

REGISTRATION RIGHTS

     After this offering, the holders of 14,185,184 shares of our common stock, or certain of their transferees, will be entitled to rights with respect to the registration of those shares under the Securities Act. After such a registration, these shares of our common stock become freely tradeable without restriction under the Securities Act. Sales of these shares could have a material adverse effect on the trading price of our common stock.

STOCK OPTIONS

     As soon as practicable after this offering, we intend to file a registration statement on Form S-8 covering the shares of common stock reserved for issuance under our stock option plan and our employee stock purchase plan. As of October 31, 2000, options to purchase 3,266,016 shares of common stock were outstanding. The registration statement is expected to be filed and become effective as soon practicable after the effective date of this offering. Shares of common stock registered under any registration statement will, subject to Rule 144 volume limitations applicable to affiliates, be available for sale in the open market, unless the shares are subject to vesting restrictions or the lock-up agreements described above.

                                  UNDERWRITING

     Under the underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, the underwriters named below, for whom Lehman Brothers Inc., Deutsche Bank Securities Inc. and Legg Mason Wood Walker, Incorporated are acting as representatives, have each agreed to purchase from us the respective number of shares of common stock shown opposite its name below:

                                                                 NUMBER OF SHARES OF
UNDERWRITERS                                                  FIRM STOCK TO BE PURCHASED
------------                                                  --------------------------
Lehman Brothers Inc. .......................................          2,926,000
Deutsche Bank Securities Inc. ..............................          2,048,000
Legg Mason Wood Walker, Inc. ...............................            877,000
Chase Securities Inc. ......................................             65,000
ING Barings LLC.............................................             65,000
Prudential Securities Incorporated..........................             65,000
SG Cowen Securities Corporation.............................             65,000
UBS Warburg LLC.............................................             65,000
Thomas Weisel Partners LLC..................................             65,000
Chatsworth Securities LLC...................................             37,000
Dominick & Dominick LLC.....................................             37,000
Fahnestock & Co. Inc. ......................................             37,000
Gerard Klauer Mattison & Co., Inc. .........................             37,000
Edward D. Jones & Co., L.P. ................................             37,000
PMG Capital.................................................             37,000
Raymond James & Associates, Inc. ...........................             37,000
                                                                      ---------
          Total.............................................          6,500,000
                                                                      =========

     The underwriting agreement provides that the underwriters' obligations to purchase shares of common stock depend on the satisfaction of the conditions contained in the underwriting agreement. It also provides that, if any of the shares of common stock are purchased by the underwriters under the underwriting agreement, all of the shares of common stock that the underwriters have agreed to purchase under the underwriting agreement must be purchased. The conditions contained in the underwriting agreement include the requirements that:

     - the representations and warranties made by us to the underwriters are true;

     - there is no material change in the financial markets; and

     - we deliver to the underwriters customary closing documents.

     The representatives have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and to dealers, who may include the underwriters, at this public offering price. The underwriters may allow, and the dealers may reallow, a concession not in excess of $.315 per share to brokers and dealers. After completion of the offering, the underwriters may change the offering price and other selling terms.

     We have granted the underwriters an option to purchase up to an additional 975,000 shares of common stock, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discount shown on the cover page of this prospectus. The underwriters may exercise this option at any time until 30 days after the date of the underwriting agreement. If this option is exercised, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to the underwriter's initial commitment as indicated in the table above, and we will be obligated, under the over-allotment option, to sell the shares of common stock to the underwriters.

     We have agreed not to, without the prior consent of Lehman Brothers Inc., directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities which may be converted into or exchanged for any such shares of common stock for a period of 180 days from the date of this prospectus. All of our executive officers, directors and the holders of substantially all of our shares of capital stock have agreed under lock-up agreements that, without the prior written consent of Lehman Brothers Inc., they will not, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities which may be converted into or exchanged for any such shares for the period ending 180 days after the date of this prospectus. See "Shares Eligible for Future Sale," included elsewhere in this prospectus.

     The underwriting discount is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discount is 7% of the public offering price. We have agreed to pay the underwriters the following total amount, assuming either no exercise or full exercise by the underwriters of their over-allotment option:

                                                                 TOTAL FEES
                                                     -----------------------------------
                                                                     NO          FULL
                                                                  EXERCISE     EXERCISE
                                                                  OF OVER-     OF OVER-
                                                        PER      ALLOTMENT    ALLOTMENT
                                                       SHARE      OPTIONS      OPTIONS
                                                     ---------   ----------   ----------
Underwriting discount paid by Array BioPharma......    $.525     $3,412,500   $3,924,375

     In addition, we estimate that our share of the total expenses of this offering, excluding the underwriting discount, will be approximately $900,000.

     Before this offering, there has been no public market for the shares of common stock. The initial public offering price was negotiated between the representatives and us. In determining the initial public offering price of the common stock, the representatives considered, among other things and in addition to prevailing market conditions:

     - our historical performance and capital structure;

     - estimates of our business potential and earning prospects;

     - an overall assessment of our management; and

     - the consideration of the above factors in relation to market valuations of companies in related businesses.

     Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "ARRY."

     We have agreed to indemnify the underwriters against liabilities, including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

     Until the distribution of the common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and selling group members to bid for and purchase shares of common stock. As an exception to these rules, the representatives are permitted to engage in transactions that stabilize the price of the common stock. These transactions may consist of bids or purchases for the purposes of pegging, fixing or maintaining the price of the common stock.

     The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares of common stock offered by them.

     The underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the issuer in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

     The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

     Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market.

     Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

     Any offers in Canada will be made only under an exemption from the requirements to file a prospectus in the relevant province of Canada in which the sale is made.

     Purchasers of the shares of common stock offered in this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover of this prospectus.

     At our request, the underwriters have reserved up to 300,000 shares of the common stock offered by this prospectus for sale to our officers, directors, employees and their family members and to our business associates at the initial public offering price set forth on the cover page of this prospectus. These persons must commit to purchase no later than the close of business on the day following the date of this prospectus. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered in this prospectus will be passed upon for us by Hogan & Hartson L.L.P., Boulder, Colorado. Legal matters relating to the sale of common stock in this offering will be passed upon for the underwriters by Latham & Watkins, Costa Mesa, California. William
R. Roberts and Christopher D. Ozeroff, partners of Hogan & Hartson L.L.P., own 13,607 shares and 37,621 shares, respectively, of our preferred stock. These shares will be converted on a one-to-one basis into shares of our common stock upon completion of this offering.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our financial statements at June 30, 2000 and 1999, and for each of the two years in the period ended June 30, 2000 and the period from February 6, 1998 (inception) to June 30, 1998, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC a registration statement on Form S-1, including amendments to it, relating to the common stock offered by us. This prospectus does not contain all of the information in the registration statement and its exhibits and schedules. For further information with respect to our company and our common stock, you should review the registration statement and its exhibits and schedules. You may inspect a copy of the registration statement and the exhibits and schedules to the registration statement without charge at the SEC's principal office in Washington, D.C. You may obtain copies of all or any part of the registration statement from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, the New York Regional Office located at Seven World Trade Center, New York, New York 10048, and the Chicago Regional Office located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, upon payment of fees prescribed by the SEC. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a Web site that contains reports, proxy and information statements and other information regarding companies that file electronically with the SEC. The address of the SEC's Web site is www.sec.gov.

     We intend to furnish our stockholders with annual reports containing audited financial statements certified by our independent auditors.

                             ABOUT THIS PROSPECTUS

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy our common stock in any jurisdiction where it is unlawful. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

                              ARRAY BIOPHARMA INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Ernst & Young LLP, Independent Auditors...........  F-2
Balance Sheets..............................................  F-3
Statements of Operations....................................  F-4
Statements of Stockholders' Equity..........................  F-5
Statements of Cash Flows....................................  F-6
Notes to Financial Statements...............................  F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors
Array BioPharma Inc.

     We have audited the accompanying balance sheets of Array BioPharma Inc. as of June 30, 2000 and 1999, and the related statements of operations, stockholders' equity, and cash flows for each of the two years in the period ended June 30, 2000 and the period from February 6, 1998 (inception) to June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Array BioPharma Inc. at June 30, 2000 and 1999, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2000 and the period from February 6, 1998 (inception) to June 30, 1998, in conformity with accounting principles generally accepted in the United States.

                                            /s/ Ernst & Young LLP

Denver, Colorado
July 28, 2000,
except for the third paragraph
of Note 6, as to which the date is
September 1, 2000

                              ARRAY BIOPHARMA INC.

                                 BALANCE SHEETS

                                                                                                     PRO FORMA
                                                                                                   STOCKHOLDERS'
                                                                                                      EQUITY
                                                            AS OF JUNE 30,             AS OF           AS OF
                                                       -------------------------   SEPTEMBER 30,   SEPTEMBER 30,
                                                          1999          2000           2000            2000
                                                       -----------   -----------   -------------   -------------
                                                                                            (UNAUDITED)
                                             ASSETS
Current assets:
  Cash and cash equivalents..........................  $ 2,185,915   $ 3,846,407    $ 9,764,709
  Marketable securities..............................           --     1,937,099        594,798
  Accounts receivable................................      507,242       885,522      1,163,248
  Deposits...........................................      252,888       120,129        293,743
  Inventories........................................      979,158     1,557,376      1,943,174
  Prepaid expenses and advances......................       79,323       201,560        420,310
                                                       -----------   -----------    -----------
         Total current assets........................    4,004,526     8,548,093     14,179,982
Property, plant and equipment, net...................    2,871,854     6,910,757     10,236,264
Other assets.........................................      248,244       364,342        370,458
                                                       -----------   -----------    -----------
         Total assets................................  $ 7,124,624   $15,823,192    $24,786,704
                                                       ===========   ===========    ===========
                              LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable - trade...........................  $   713,379   $ 1,708,750    $ 1,334,975
  Advance payments from customers....................    1,063,754     1,940,433      1,533,193
  Accrued compensation...............................       65,127       359,871        751,295
  Current portion of long-term debt..................      764,206     1,723,837      2,416,574
  Other current liabilities..........................      137,794       605,309        598,308
                                                       -----------   -----------    -----------
         Total current liabilities...................    2,744,260     6,338,200      6,634,345
Long-term debt, less current portion.................    1,823,490     2,832,423      3,619,643
Stockholders' equity:
  Preferred stock, par value $0.001, 11,825,000
    shares authorized actual and pro forma...........
  Series A convertible preferred stock; 6,635,000
    shares issued and outstanding at June 30, 1999
    and 2000 and September 30, 2000, no shares
    outstanding pro forma; preference in liquidation
    of $6,635,000 at June 30, 2000 and September 30,
    2000.............................................        6,635         6,635          6,635     $        --
  Series B convertible preferred stock; 3,199,999
    shares issued and outstanding at June 30, 2000
    and September 30, 2000, no shares outstanding pro
    forma; preference in liquidation of $8,000,000 at
    June 30, 2000 and September 30, 2000.............           --         3,200          3,200              --
  Series C convertible preferred stock; 1,666,667
    shares issued and outstanding at September 30,
    2000, no shares outstanding pro forma; preference
    in liquidation of $10,000,000 at September 30,
    2000.............................................           --            --          1,667              --
                                                       -----------   -----------    -----------     -----------
         Total preferred stock.......................        6,635         9,835         11,502              --
  Common stock, $0.001 par value;
    20,225,000 shares authorized actual and pro
    forma, 2,923,367, 3,370,207, 3,902,666 and
    15,404,332 shares issued and outstanding at June
    30, 1999 and 2000, September 30, 2000 and pro
    forma, respectively..............................        2,923         3,370          3,902          15,404
  Additional paid-in capital.........................    7,276,776    21,168,078     37,417,704      37,417,704
  Accumulated deficit................................   (4,356,710)   (9,489,113)   (12,574,956)    (12,574,956)
  Notes receivable for common stock - related
    party............................................     (372,750)     (393,750)      (399,000)       (399,000)
  Deferred compensation..............................           --    (4,645,851)    (9,926,436)     (9,926,436)
                                                       -----------   -----------    -----------     -----------
         Total stockholders' equity..................    2,556,874     6,652,569     14,532,716     $14,532,716
                                                       -----------   -----------    -----------     ===========
         Total liabilities and stockholders'
            equity...................................  $ 7,124,624   $15,823,192    $24,786,704
                                                       ===========   ===========    ===========

                            See accompanying notes.

                              ARRAY BIOPHARMA INC.

                            STATEMENTS OF OPERATIONS

                                          PERIOD FROM
                                          FEBRUARY 6,
                                              1998                                        THREE MONTHS ENDED
                                         (INCEPTION) TO      YEARS ENDED JUNE 30,            SEPTEMBER 30,
                                            JUNE 30,      --------------------------   -------------------------
                                              1998           1999           2000          1999          2000
                                         --------------   -----------   ------------   -----------   -----------
                                                                                              (UNAUDITED)
Revenue:
  Collaboration service revenue........     $     --      $   992,000   $  4,629,000   $   730,000   $ 2,110,000
  Product revenue......................           --          511,859      2,144,634       619,812       651,204
                                            --------      -----------   ------------   -----------   -----------
     Total revenue.....................           --        1,503,859      6,773,634     1,349,812     2,761,204
Cost of revenue*.......................           --        1,032,910      4,444,958       817,037     2,407,992
                                            --------      -----------   ------------   -----------   -----------
Gross profit...........................           --          470,949      2,328,676       532,775       353,212
Expenses:
  Research and development expenses*...           --        3,300,941      3,962,969       695,789     1,701,591
  Selling, general and administrative
     expenses*.........................       62,359        1,522,067      3,469,969       438,529     1,693,978
                                            --------      -----------   ------------   -----------   -----------
     Total operating expenses..........       62,359        4,823,008      7,432,938     1,134,318     3,395,569
                                            --------      -----------   ------------   -----------   -----------
     Loss from operations..............      (62,359)      (4,352,059)    (5,104,262)     (601,543)   (3,042,357)
Interest expense.......................           --         (135,904)      (384,378)      (83,715)     (173,249)
Interest income........................       13,055          180,557        356,237        24,793       129,763
                                            --------      -----------   ------------   -----------   -----------
Net loss...............................      (49,304)      (4,307,406)    (5,132,403)     (660,465)   (3,085,843)
Deemed dividend related to beneficial
  conversion feature of preferred
  stock................................           --               --             --            --    (5,000,001)
                                            --------      -----------   ------------   -----------   -----------
Net loss applicable to common
  stockholders.........................     $(49,304)     $(4,307,406)  $ (5,132,403)  $  (660,465)  $(8,085,844)
                                            ========      ===========   ============   ===========   ===========
Basic and diluted net loss
  per share applicable to common
  stockholders.........................     $  (0.06)     $     (1.48)  $      (1.68)  $     (0.22)  $     (2.17)
                                            ========      ===========   ============   ===========   ===========
Shares used in computing basic and
  diluted net loss per share...........      863,964        2,918,367      3,063,439     2,968,575     3,718,550
                                            ========      ===========   ============   ===========   ===========
Pro forma basic and diluted net loss
  per share applicable to common
  stockholders (unaudited).............                                 $      (0.44)                $     (0.57)
                                                                        ============                 ===========
Shares used in computing pro forma
  basic and diluted net loss per share
  (unaudited)..........................                                   11,697,343                  14,109,105
                                                                        ============                 ===========

* Includes compensation related to stock option grants:
  Cost of revenue......................                                 $     42,689                 $   209,732
  Research and development expenses....                                       34,928                     139,822
  Selling, general and administrative
     expenses..........................                                    1,040,179                     357,112
                                                                        ------------                 -----------
          Total........................                                 $  1,117,796                 $   706,666
                                                                        ============                 ===========

                            See accompanying notes.

                              ARRAY BIOPHARMA INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                                        NOTES
                                                                                                      RECEIVABLE
                                                                                                      FOR COMMON
                               PREFERRED STOCK         COMMON STOCK      ADDITIONAL                    STOCK --
                             --------------------   ------------------     PAID-IN     ACCUMULATED     RELATED       DEFERRED
                               SHARES     AMOUNT     SHARES     AMOUNT     CAPITAL       DEFICIT        PARTY      COMPENSATION
                             ----------   -------   ---------   ------   -----------   ------------   ----------   ------------
Balance at February 6, 1998
  (inception)..............          --   $   --           --   $  --    $        --   $         --   $      --    $        --
Issuance of common stock
  for cash and notes
  receivable...............          --       --    2,913,367   2,913        681,493             --    (350,000)            --
Issuance of Series A
  convertible preferred
  stock, net of issuance
  cost of $30,116..........   2,500,000    2,500           --      --      2,467,384             --          --             --
Interest accrued on notes
  receivable...............          --       --           --      --             --             --      (1,750)            --
Net loss...................          --       --           --      --             --        (49,304)         --             --
                             ----------   -------   ---------   ------   -----------   ------------   ---------    -----------
Balance at June 30, 1998...   2,500,000    2,500    2,913,367   2,913      3,148,877        (49,304)   (351,750)            --
Issuance of Series A
  convertible preferred
  stock, net of issuance
  costs of $60,381.........   4,135,000    4,135           --      --      4,070,484             --          --             --
Exercise of stock
  options..................          --       --       10,000      10          2,340             --          --             --
Interest accrued on notes
  receivable...............          --       --           --      --             --             --     (21,000)            --
Warrants issued in
  connection with equipment
  financing................          --       --           --      --         55,075             --          --             --
Net loss...................          --       --           --      --             --     (4,307,406)         --             --
                             ----------   -------   ---------   ------   -----------   ------------   ---------    -----------
Balance at June 30, 1999...   6,635,000    6,635    2,923,367   2,923      7,276,776     (4,356,710)   (372,750)            --
Issuance of Series B
  convertible preferred
  stock, net of issuance
  costs of $63,204.........   3,199,999    3,200           --      --      7,933,594             --          --             --
Exercise of stock
  options..................          --       --      446,840     447        104,561             --          --             --
Interest accrued on notes
  receivable...............          --       --           --      --             --             --     (21,000)            --
Compensation related to
  stock option grants......          --       --           --      --      5,763,647             --          --     (4,645,851)
Warrants issued in
  connection with equipment
  financing................          --       --           --      --         89,500             --          --             --
Net loss...................          --       --           --      --             --     (5,132,403)         --             --
                             ----------   -------   ---------   ------   -----------   ------------   ---------    -----------
Balance at June 30, 2000...   9,834,999    9,835    3,370,207   3,370     21,168,078     (9,489,113)   (393,750)    (4,645,851)
Issuance of Series C
  convertible preferred
  stock, net of issuance
  costs of $4,325
  (unaudited)..............   1,666,667    1,667           --      --      9,994,005             --          --             --
Exercise of stock options
  (unaudited)..............          --       --      532,459     532        268,370             --          --             --
Interest accrued on notes
  receivable (unaudited)...          --       --           --      --             --             --      (5,250)            --
Compensation related to
  stock option grants
  (unaudited)..............          --       --           --      --      5,987,251             --          --     (5,280,585)
Net loss (unaudited).......          --       --           --      --             --     (3,085,843)         --             --
                             ----------   -------   ---------   ------   -----------   ------------   ---------    -----------
Balance at September 30,
  2000 (unaudited).........  11,501,666   $11,502   3,902,666   $3,902   $37,417,704   $(12,574,956)  $(399,000)   $(9,926,436)
                             ==========   =======   =========   ======   ===========   ============   =========    ===========


                                TOTAL
                             -----------
Balance at February 6, 1998
  (inception)..............  $        --
Issuance of common stock
  for cash and notes
  receivable...............      334,406
Issuance of Series A
  convertible preferred
  stock, net of issuance
  cost of $30,116..........    2,469,884
Interest accrued on notes
  receivable...............       (1,750)
Net loss...................      (49,304)
                             -----------
Balance at June 30, 1998...    2,753,236
Issuance of Series A
  convertible preferred
  stock, net of issuance
  costs of $60,381.........    4,074,619
Exercise of stock
  options..................        2,350
Interest accrued on notes
  receivable...............      (21,000)
Warrants issued in
  connection with equipment
  financing................       55,075
Net loss...................   (4,307,406)
                             -----------
Balance at June 30, 1999...    2,556,874
Issuance of Series B
  convertible preferred
  stock, net of issuance
  costs of $63,204.........    7,936,794
Exercise of stock
  options..................      105,008
Interest accrued on notes
  receivable...............      (21,000)
Compensation related to
  stock option grants......    1,117,796
Warrants issued in
  connection with equipment
  financing................       89,500
Net loss...................   (5,132,403)
                             -----------
Balance at June 30, 2000...    6,652,569
Issuance of Series C
  convertible preferred
  stock, net of issuance
  costs of $4,325
  (unaudited)..............    9,995,672
Exercise of stock options
  (unaudited)..............      268,902
Interest accrued on notes
  receivable (unaudited)...       (5,250)
Compensation related to
  stock option grants
  (unaudited)..............      706,666
Net loss (unaudited).......   (3,085,843)
                             -----------
Balance at September 30,
  2000 (unaudited).........  $14,532,716
                             ===========

                            See accompanying notes.

                              ARRAY BIOPHARMA INC.

                            STATEMENTS OF CASH FLOWS

                                               PERIOD FROM                                     THREE MONTHS ENDED
                                             FEBRUARY 6, 1998     YEARS ENDED JUNE 30,            SEPTEMBER 30,
                                              (INCEPTION) TO    -------------------------   -------------------------
                                              JUNE 30, 1998        1999          2000          1999          2000
                                             ----------------   -----------   -----------   -----------   -----------
                                                                                                   (UNAUDITED)
OPERATING ACTIVITIES:
Net loss...................................    $   (49,304)     $(4,307,406)  $(5,132,403)  $  (660,465)  $(3,085,843)
Adjustments to reconcile net loss to net
  cash used in operating activities:
  Depreciation.............................             --          530,932       989,127       210,817       453,805
  Accrued interest on notes receivable for
    common stock...........................         (1,750)         (21,000)      (21,000)         (172)       (5,250)
  Compensation related to stock option
    grants.................................             --               --     1,117,796            --       706,666
  Accreted interest related to warrants....             --            6,683        15,053         2,875         9,036
  Changes in operating assets and
    liabilities:
    Accounts receivable....................             --         (507,242)     (378,280)      (50,844)     (277,726)
    Deposits...............................       (190,500)         (62,388)      132,759       250,338      (173,614)
    Inventories............................             --         (979,158)     (578,218)     (214,759)     (385,798)
    Prepaid expenses and advances..........         (1,668)         (77,655)     (122,237)     (109,547)     (218,750)
    Accounts payable -- trade..............             --          713,379       995,371      (376,879)     (373,775)
    Advance payments from customers........             --        1,063,754       876,679        20,644      (407,240)
    Accrued compensation...................         37,922           27,205       294,744        (1,459)      391,424
    Other current liabilities..............         18,869          118,925       467,515       123,706        (7,001)
                                               -----------      -----------   -----------   -----------   -----------
         Net cash used in operating
            activities.....................       (186,431)      (3,493,971)   (1,343,094)     (805,745)   (3,374,066)
INVESTING ACTIVITIES:
Purchases of property, plant and
  equipment................................         (5,794)      (3,396,992)   (5,028,030)     (252,437)   (3,779,312)
Purchase of marketable securities..........             --               --    (1,937,099)           --     1,342,301
Additions to other long-term assets........         (4,144)        (244,100)     (116,098)           --        (6,116)
                                               -----------      -----------   -----------   -----------   -----------
         Net cash used in investing
            activities.....................         (9,938)      (3,641,092)   (7,081,227)     (252,437)   (2,443,127)
FINANCING ACTIVITIES:
Proceeds from sale of preferred and
  common stock, net of issuance costs......      2,804,290        4,074,619     7,936,794        (4,587)    9,995,672
Proceeds from exercise of stock options....             --            2,350       105,008        15,120       268,902
Proceeds from the issuance of long-term
  debt.....................................             --        2,837,917     2,913,792       575,741     2,000,000
Payment on long-term debt..................             --         (201,829)     (870,781)     (209,711)     (529,079)
                                               -----------      -----------   -----------   -----------   -----------
         Net cash provided by financing
            activities.....................      2,804,290        6,713,057    10,084,813       376,563    11,735,495
                                               -----------      -----------   -----------   -----------   -----------
         Net increase (decrease) in cash
            and cash equivalents...........      2,607,921         (422,006)    1,660,492      (681,619)    5,918,302
Cash and cash equivalents, beginning of
  period...................................             --        2,607,921     2,185,915     2,185,915     3,846,407
                                               -----------      -----------   -----------   -----------   -----------
Cash and cash equivalents, end of period...    $ 2,607,921      $ 2,185,915   $ 3,846,407   $ 1,504,296   $ 9,764,709
                                               ===========      ===========   ===========   ===========   ===========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid for interest was $0, $90,516 and $301,111 in the fiscal years ended June 30, 1998, 1999 and 2000, respectively. Cash paid for interest during the three-month periods ended September 30, 1999 and 2000 was materially consistent with interest expense for those respective periods.

                            See accompanying notes.

                              ARRAY BIOPHARMA INC.

                         NOTES TO FINANCIAL STATEMENTS
              (INCLUDING INFORMATION RELATED TO UNAUDITED PERIODS)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Business Operations

     Array BioPharma Inc. (the "Company") offers a broad range of products and services to biotechnology and pharmaceutical companies to bridge the gap between target discovery and pre-clinical and clinical development of a potential drug candidate. In addition, the Company has developed an information-driven technology platform to enable its scientists to make better decisions at each stage of the drug discovery process. The Company also leverages its capabilities internally to develop proprietary drug candidates in collaboration with its customers.

  Initial Public Offering

     In September 2000, the Board of Directors authorized management of the Company to file a registration statement with the Securities and Exchange Commission permitting the Company to sell shares of its common stock to the public. If the initial public offering ("IPO") is closed under the terms presently anticipated, all of the convertible preferred stock outstanding at the time of the IPO will automatically convert into shares of common stock. Unaudited pro forma stockholders' equity, as adjusted for the assumed conversion of the preferred stock, is set forth on the balance sheets.

  Cash, Cash Equivalents and Marketable Securities

     Cash and cash equivalents consists of money market accounts, commercial paper and overnight deposits. The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. The Company's marketable securities, classified as available-for-sale securities for purposes of SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, consist of high-grade corporate bonds maturing between July 15, 2000 and June 15, 2003. As of June 30, 2000, there were no unrealized gains or losses related to the Company's marketable securities.

  Inventories

     Inventories primarily consisting of individual chemical compounds in the form of Optimer building blocks, diversity libraries and commercially available fine chemicals and solvents are stated at the lower of cost (first-in, first-out basis) or market. The Company designs and produces the chemical compounds comprising its diversity libraries and Optimer building blocks and begins capitalizing costs into inventory only after technological feasibility has been established. Inventories are reviewed periodically, and items considered to be slow moving or obsolete are reduced to estimated net realizable value through an appropriate reserve.

  Property, Plant and Equipment

     Property, plant and equipment are stated at cost. Repairs and maintenance are charged to operations as incurred, and significant expenditures for additions and improvements are capitalized. Depreciation and amortization of equipment are computed using the straight-line method based on the following estimated useful lives:

                                                             ESTIMATED
TYPE OF PROPERTY AND EQUIPMENT                              USEFUL LIFE
------------------------------                              -----------
Computer hardware and software...........................     3 years
Leasehold improvements...................................     4 years
Laboratory and analytical equipment......................     5 years
Furniture and fixtures...................................     7 years

                              ARRAY BIOPHARMA INC.

              (INCLUDING INFORMATION RELATED TO UNAUDITED PERIODS)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
  Long-lived Assets

     Long-lived assets are reviewed for impairment when events or changes in circumstances indicate the carrying amount of the assets may not be recoverable. Recoverability is measured by comparison of the assets' carrying amount to future net undiscounted cash flows the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the projected discounted future net cash flows arising from the assets.

  Revenue Recognition

     Net revenue from product sales is recognized as products are shipped and revenues from the Company's full-time equivalent contracts are recognized on a per diem basis as work is performed. Development and fixed fee type contract revenues are recognized on a percentage of completion basis. In general, contract provisions include predetermined payment schedules, or the submission of appropriate billing detail. The Company separately reports product and service revenue. The Company reports cost of goods sold and cost of revenue from services as one line item titled cost of revenue in its statement of operations. Although the Company's current cost accounting system has the functional capacity to segregate these costs, it has not yet implemented such functionality, primarily because these costs are derived from similar processes including research, design and synthesis activities. The Company anticipates further implementing the cost segregation functionality of its cost accounting system during fiscal year 2001. To date, the Company has not received any milestone, royalty, license or up-front payments.

  Concentration of Credit Risk

     Financial instruments which potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents, accounts receivable and investments in marketable securities. The Company maintains its cash balances in the form of bank demand deposits and money market accounts with financial institutions that management believes are creditworthy. Accounts receivable are typically unsecured and are concentrated in the pharmaceutical and biotechnology industries. Accordingly, the Company may be exposed to credit risk generally associated with pharmaceutical and biotechnology companies. The Company has had no bad debts since inception, and management believes that there are no losses inherent in the Company's accounts receivable as of June 30, 2000 or September 30, 2000, and therefore, an allowance for doubtful accounts has not been provided. The Company has no financial instruments with off-balance sheet risk of accounting loss, such as foreign exchange contracts, option contracts or other foreign currency hedging arrangements.

     During fiscal year 2000, revenue from three of the Company's customers represented approximately 48%, 11% and 10% of total revenue. During the three months ended September 30, 2000, revenue from two of the Company's customers represented approximately 36% and 26% of total revenue.

  Research and Development Costs

     Research and development costs are expensed as incurred.

  Advertising and Promotion Expenses

     Advertising and promotion costs are expensed when incurred. The amount charged against operations for the years ended June 30, 1999 and 2000 was approximately $18,000 and $70,000, respectively. There were no such expenses incurred during the period ended June 30, 1998.

                              ARRAY BIOPHARMA INC.

              (INCLUDING INFORMATION RELATED TO UNAUDITED PERIODS)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
  Fair Value of Financial Instruments

     Financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, and long-term debt. The carrying values of cash, accounts receivable and accounts payable approximate fair value due to their short-term nature. The carrying amount of the Company's long-term debt approximates fair value as these borrowings are at an interest rate comparable to the current market rate.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Accounting for Stock-Based Compensation

     The Company accounts for its stock compensation arrangements under the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), and related pronouncements. Under the provisions of APB 25, no compensation expense is recognized when stock options are granted with exercise prices equal to or greater than market value on the date of grant.

  Segment Information

     Statement of Financial Accounting Standards No. 131, "Disclosure About Segments of and Enterprise and Related Information," establishes standards for the reporting of information about operating segments. Since its inception, the Company has conducted its operations in one operating segment.

     The Company sells its products and services directly to pharmaceutical and biotechnology companies throughout the United States, Europe and Japan. International revenue represented 8% and 9% of the Company's total revenue during fiscal years 1999 and 2000, respectively.

  Internally Developed Software

     The Company accounts for its software and information technology in compliance with Statement of Position 98-1 (SOP 98-1), Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. SOP 98-1 defines the types of computer software project costs that may be capitalized. All other costs are expensed in the period incurred. In order for costs to be capitalized, the computer software project must be intended to create a new system or add identifiable functionality to an existing system. All capitalized costs are being amortized over a period of 3 to 5 years.

  Employee Savings Plan

     The Company has a 401(k) plan which allows participants to contribute 1% to 15% of their salary, subject to eligibility requirements and annual limits. All employees are eligible to participate in the plan on January 1, April 1, July 1, or October 1. The Company's Board of Directors may, at its sole discretion, approve matching contributions and profit sharing contributions. No such matching contributions were made during fiscal 1998, 1999 or 2000.

  Net Loss Per Share

     Basic net loss per share is computed by dividing net loss for the period by the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed by dividing the net

                              ARRAY BIOPHARMA INC.

              (INCLUDING INFORMATION RELATED TO UNAUDITED PERIODS)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED) loss for the period by the weighted average number of common and potential common shares outstanding during the period, if their effect is dilutive. Potential common shares include incremental shares of common stock issuable upon the exercise of stock options and warrants and upon the conversion of convertible preferred stock. The potential shares of common stock have not been included in the diluted net loss per share calculation because to do so would be anti-dilutive. Such shares totaled 0 and 1,115,702 for the years ended June 30, 1999 and 2000, respectively, and 490,159 and 1,341,022 for the three-month periods ended September 30, 1999 and 2000, respectively.

  Pro Forma Stockholders' Equity and Pro Forma Net Loss Per Share

     Immediately prior to the effective date of the offering, all of the convertible preferred stock outstanding will automatically convert into common stock at a one-to-one ratio. The pro forma effects of these transactions are unaudited and have been reflected in the accompanying unaudited Pro Forma Stockholders' Equity as of September 30, 2000. Pro forma net loss per share for the year ended June 30, 2000 and the three month period ended September 30, 2000 is computed using the weighted average number of common shares outstanding including the pro forma effects of the automatic conversion of the Company's convertible preferred stock into shares of the Company's common stock effective upon the closing of the Company's initial public offering as if such conversion occurred on July 1, 1999, or at the date of original issue, if later. The resulting pro forma adjustment includes an increase in the weighted average shares used to compute basic net loss of 8,633,904 shares for the year ended June 30, 2000 and 10,390,555 for the three month period ended September 30, 2000. The calculation of pro forma diluted net loss per share excludes incremental common stock issuable upon the exercise of stock options and warrants as their effect would be anti-dilutive.

  Recent Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes new standards of accounting and reporting for derivative instruments and hedging activities. SFAS No. 133 requires that all derivatives be recognized at fair value in the statement of financial position, and that the corresponding gains or losses be reported either in the statement of operations or as a component of comprehensive income, depending on the type of relationship that exists. In July 1999, the Financial Accounting Standards Board issued SFAS 137, Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133. SFAS No. 137 deferred the effective date until fiscal years beginning after June 15, 2000. The Company has not engaged in hedging activities or invested in derivative instruments.

     In December 1999, the Securities and Exchange Commission ("SEC") issued SAB 101, Revenue Recognition, which provides guidance on the recognition, presentation and disclosure on revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. The Company believes that its current revenue recognition policy is in compliance with SAB 101.

     In March 2000, the FASB issued Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation -- an Interpretation of APB 25 ("FIN 44"). This interpretation clarifies (1) the definition of employee for purposes of applying APB 25; (2) the criteria for determining whether a plan qualifies as a noncompensatory plan; (3) the accounting consequences of various modifications to the terms of a previously fixed stock option or award; and (4) the accounting for an exchange of stock compensation awards in a business combination. This interpretation is effective July 1, 2000, but certain conclusions in this interpretation cover specific events that occur after either December 15, 1998, or January 12, 2000. To the

                              ARRAY BIOPHARMA INC.

              (INCLUDING INFORMATION RELATED TO UNAUDITED PERIODS)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED) extent that this interpretation covers events occurring during the period after December 15, 1998, or January 12, 2000, but before the effective date of July 1, 2000, the effects of applying this interpretation are recognized on a prospective basis from July 1, 2000. The adoption of FIN 44 did not impact the Company's financial statements.

  Interim Results (Unaudited)

     The balance sheet as of September 30, 2000, the statements of operations and cash flows for the three months ended September 30, 1999 and 2000, and the statement of stockholders' equity for the three months ended September 30, 2000 are unaudited. In the opinion of management, the statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the results of the interim periods. Operating results for the three months ended September 30, 2000 are not necessarily indicative of the results that may be expected for the year ending June 30, 2001.

2.  BALANCE SHEET COMPONENTS

                                                                  AS OF JUNE 30,
                                                             -------------------------
                                                                1999          2000
                                                             -----------   -----------
Property, plant and equipment:
Laboratory and analytical equipment........................  $ 2,571,256   $ 5,875,863
Computer hardware and software.............................      692,554     1,369,293
Leasehold improvements.....................................       97,954       751,132
Furniture and fixtures.....................................       41,022       409,866
                                                             -----------   -----------
                                                               3,402,786     8,406,154
Less accumulated depreciation..............................     (530,932)   (1,495,397)
                                                             -----------   -----------
          Total property, plant and equipment, net.........  $ 2,871,854   $ 6,910,757
                                                             ===========   ===========
Inventories:
Fine chemicals and solvents................................  $   393,827   $   372,562
Optimer building blocks and diversity libraries............      585,331     1,184,814
                                                             -----------   -----------
          Total inventories................................  $   979,158   $ 1,557,376
                                                             ===========   ===========

3.  LEASES

     The Company leases office space and equipment under various noncancelable operating lease agreements. Rental expense was $540,242 and $682,551 for the years ended June 30, 1999 and 2000, respectively, and was immaterial for the period ended June 30, 1998. As of June 30, 2000, future minimum rental commitments, by fiscal year and in the aggregate, for the Company's operating leases are as follows:

                                                             AMOUNT
                                                           ----------
2001.....................................................  $  854,952
2002.....................................................     317,419
2003.....................................................     248,244
2004.....................................................       7,332
2005.....................................................       4,800
                                                           ----------
          Total minimum lease payments...................  $1,432,747
                                                           ==========

                              ARRAY BIOPHARMA INC.

              (INCLUDING INFORMATION RELATED TO UNAUDITED PERIODS)

4.  INCOME TAXES

     The Company accounts for income taxes in accordance with SFAS 109, Accounting for Income Taxes. Under the provisions of Statement No. 109, a deferred tax liability or asset (net of a valuation allowance) is provided in the financial statements by applying the provisions of applicable tax laws to measure the deferred tax consequences of temporary differences that will result in net taxable or deductible amounts in future years as a result of events recognized in the financial statements in the current or preceding years.

     At June 30, 2000, the Company has federal and state net operating loss carryforwards for income tax purposes of approximately $8,403,000 which expire as follows:

Fiscal year
2018                                                          $   49,000
2019                                                           4,468,000
2020                                                           3,886,000
                                                              ----------
                                                              $8,403,000
                                                              ==========

     The Tax Reform Act of 1986 contains provisions that limit the utilization of net operating loss and tax credit carryforwards if there has been a "change of ownership" as described in Section 382 of the Internal Revenue Code. Such a change of ownership may limit the Company's utilization of its net operating loss and tax credit carryforwards, and could be triggered by an initial public offering or by subsequent sales of securities by the Company or its stockholders.

     The components of the Company's deferred tax assets and liabilities as of June 30 are as follows:

                                                                  AS OF JUNE 30,
                                                             -------------------------
                                                                1999          2000
                                                             -----------   -----------
Deferred tax assets:
  Net operating loss carryforwards.........................  $ 1,485,891   $ 2,856,869
  Organizational costs.....................................        3,575         2,680
                                                             -----------   -----------
                                                               1,489,466     2,859,549
Valuation allowance........................................   (1,425,586)   (2,780,379)
                                                             -----------   -----------
                                                                  63,880        79,170
Deferred tax liabilities:
  Depreciation.............................................      (63,880)      (79,170)
                                                             -----------   -----------
Net deferred tax assets and liabilities....................  $        --   $        --
                                                             ===========   ===========

     The Company has recorded a valuation allowance equal to the excess of deferred tax assets over deferred tax liabilities as the Company was unable to determine that it is more likely than not that the deferred tax asset will be realized.

5.  EMPLOYEE AND CONSULTANT STOCK OPTION PLAN AND STOCK WARRANTS

  Stock Options

     In July 1998, the Company's Board of Directors approved the Option Plan (the "1998 Plan") pursuant to which (including subsequent amendments) a total of 4,837,500 shares of common stock have been reserved for issuance to eligible employees, consultants and directors of the Company.

                              ARRAY BIOPHARMA INC.

              (INCLUDING INFORMATION RELATED TO UNAUDITED PERIODS)

5. EMPLOYEE AND CONSULTANT STOCK OPTION PLAN AND STOCK WARRANTS -- (CONTINUED) The 1998 Plan provides for awards of both nonstatutory stock options and incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and stock purchase rights to purchase shares of the Company's common stock.

     The 1998 Plan is administered by the compensation committee of the Board of Directors, which has the authority to select the individuals to whom awards will be granted and to determine whether and to what extent stock options and stock purchase rights are to be granted, the number of shares of common stock to be covered by each award, the vesting schedule of stock options, generally straight-line over a period of four years, and all other terms and conditions of each award. A summary of activity in the Plan is as follows:

                                                            NUMBER OF   WEIGHTED-AVERAGE
                                                             OPTIONS     EXERCISE PRICE
                                                            ---------   ----------------
Balance, July 1, 1998
  Granted.................................................  1,532,500        $0.235
  Exercised...............................................     10,000         0.235
  Terminated or expired...................................     26,000         0.235
                                                            ---------        ------
Balance, June 30, 1999....................................  1,496,500         0.235
  Granted.................................................  1,815,740         0.469
  Exercised...............................................    446,840         0.235
  Terminated or expired...................................     10,556         0.235
                                                            ---------        ------
Balance, June 30, 2000....................................  2,854,844         0.384
  Granted (unaudited).....................................  1,239,836         0.719
  Exercised (unaudited)...................................    532,459         0.505
  Terminated or expired (unaudited).......................    443,467         0.589
                                                            ---------        ------
Balance, September 30, 2000 (unaudited)...................  3,118,754        $0.467
                                                            =========        ======

     A summary of options outstanding as of June 30, 2000 is as follows:

                                   OUTSTANDING OPTIONS                        EXERCISABLE OPTIONS
                    --------------------------------------------------   ------------------------------
                                   WEIGHTED-AVERAGE                        SHARES
       EXERCISE     SHARES UNDER      REMAINING       WEIGHTED-AVERAGE    CURRENTLY    WEIGHTED-AVERAGE
        PRICE          OPTION      CONTRACTUAL LIFE    EXERCISE PRICE    EXERCISABLE    EXERCISE PRICE
     ------------   ------------   ----------------   ----------------   -----------   ----------------
                                      (IN YEARS)
        $0.235       1,688,544           8.5               $0.235          366,741          $0.235
         0.600       1,166,300           9.5                0.600          133,333           0.600
                     ---------           ---               ------          -------          ------
                     2,854,844           8.9               $0.384          500,074          $0.332
                     =========           ===               ======          =======          ======

     A summary of options outstanding as of September 30, 2000 (unaudited) is as follows:

                                   OUTSTANDING OPTIONS                        EXERCISABLE OPTIONS
                    --------------------------------------------------   ------------------------------
                                   WEIGHTED-AVERAGE                        SHARES
       EXERCISE     SHARES UNDER      REMAINING       WEIGHTED-AVERAGE    CURRENTLY    WEIGHTED-AVERAGE
        PRICE          OPTION      CONTRACTUAL LIFE    EXERCISE PRICE    EXERCISABLE    EXERCISE PRICE
     ------------   ------------   ----------------   ----------------   -----------   ----------------
                                      (IN YEARS)
        $0.235       1,405,541           8.2               $0.235          249,136          $0.235
         0.600       1,672,213           9.7                0.600           32,027           0.600
         3.000          41,000           9.9                3.000           20,000           3.000
                     ---------           ---               ------          -------          ------
                     3,118,754           9.0               $0.467          301,163          $0.457
                     =========           ===               ======          =======          ======

                              ARRAY BIOPHARMA INC.

              (INCLUDING INFORMATION RELATED TO UNAUDITED PERIODS)

5. EMPLOYEE AND CONSULTANT STOCK OPTION PLAN AND STOCK WARRANTS -- (CONTINUED) Fair Value Disclosure

     As described in Note 1, the Company accounts for its stock compensation arrangements under the provisions of APB 25, Accounting for Stock Issued to Employees, and intends to continue to do so.

     Pro forma information regarding net loss is required by SFAS 123, Accounting and Disclosure of Stock-Based Compensation, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using the minimum value method available to nonpublic companies under SFAS 123. Under this method, option value is determined as the excess of the fair value of the stock at the date of grant over the present value of both the exercise price (lump sum) and the expected dividend payments (annuity), each discounted at the risk-free rate, over the expected exercise life of the option. A risk-free interest rate of 5.0% for 1999 and 6.25% for 2000, a dividend yield of 0% for 1999 and 2000, and an expected life of five years were applied for 1999 and 2000 grants. The weighted average fair value of options granted during 1999 and 2000 was $0.05 and $1.81 per share, respectively. As discussed further below, the Company recorded approximately $1.1 million of stock-based compensation under APB 25 during fiscal year 2000. The amount of expense reported under APB 25 for fiscal year 2000 exceeded the pro forma expense calculated under SFAS 123. As a result, the fiscal year 2000 pro forma expense under SFAS 123 was reported as $0.

     Option valuation models such as the minimum value method described above require the input of highly subjective assumptions. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     The following summarized, pro forma results of operations assume the estimated fair value of the options granted is amortized to expense over the option vesting period.

                                                               YEARS ENDED JUNE 30,
                                                             -------------------------
                                                                1999          2000
                                                             -----------   -----------
Net loss...................................................  $(4,307,406)  $(5,132,403)
  Pro forma expense under Statement No. 123................      (76,625)           --
                                                             -----------   -----------
  Pro forma net loss.......................................  $(4,384,031)  $(5,132,403)
                                                             ===========   ===========
  Pro forma basic and diluted net loss per share...........  $     (1.50)  $     (1.68)
                                                             ===========   ===========

  Deferred Stock-Based Compensation

     As of June 30 and September 30, 2000, the Company has recorded $4,645,851 and $9,926,436 (unaudited) of deferred stock compensation, respectively, in accordance with APB 25, SFAS 123 and FIN 44, related to stock options granted to employees. Stock compensation expense is being recognized on a straight-line basis over the vesting periods of the related options, which is generally four years, except for performance options. During fiscal year 2000, the Company granted performance based options with vesting terms contingent upon the achievement of certain operational milestones. As of June 30, 2000, certain of these options vested upon meeting the performance criteria and compensation has been recorded as of this measurement date. Additionally, on July 1, 2000, the remaining performance based options were canceled and new time accelerated options were awarded which cliff vest on July 1, 2005. These time accelerated awards, which were measured on the grant date, are subject to an accelerating of vesting based on various performance criteria including operational goals, a successful public offering, or a change of control. The

                              ARRAY BIOPHARMA INC.

              (INCLUDING INFORMATION RELATED TO UNAUDITED PERIODS)

5. EMPLOYEE AND CONSULTANT STOCK OPTION PLAN AND STOCK WARRANTS -- (CONTINUED) Company is recognizing compensation related to these time accelerated options over the vesting period or achievement of the performance criteria, as appropriate. The Company has accounted for the above options under the requirements of APB 25 and FIN 44. The Company recognized stock compensation expense of $1,117,796 and $706,666 for the year ended June 30, 2000 and the three months ended September 30, 2000 (unaudited), respectively.

  Stock Warrants

     The Company has issued warrants to purchase shares of the Company's preferred stock, generally in connection with the Company's equipment financing. Upon consummation of an IPO, assuming the automatic conversion of the Series A and Series B preferred stock, these warrants are exercisable into the same number of shares of common stock. The warrants expire on various dates through fiscal 2009.

     The following table summarizes warrant data at June 30, 2000:

Issued and outstanding..................................      110,750
Exercise price..........................................  $1.00-$5.00
Weighted-average exercise price.........................        $3.15

6.  COMMON AND PREFERRED STOCK

  Common Stock

     On May 18, 1998, the Company completed a private sale of 2,913,367 shares of its common stock to a group of private investors and founders at a purchase price of $0.235 per share. The net proceeds to the Company from the sale were $334,406, plus notes receivable from founders of $350,000. The notes, including accrued interest at 6.0% per year, totaled $393,750 as of June 30, 2000, and are payable in full in May 2002. The notes are secured only by the underlying stock certificates and have been included with related accrued interest as a component of stockholders' equity. During fiscal years 1999 and 2000, various employees exercised stock options to purchase 10,000 and 446,840 shares of common stock, respectively.

  Preferred Stock

     Concurrent with the May 1998 sale of common stock, the Company sold 2,500,000 shares of Series A convertible preferred stock (Series A preferred), in a first closing, to a group of private investors at a purchase price of $1.00 per share. The net proceeds to the Company from the sale were $2,469,884. During August 1998, the Company completed issuance of 4,135,000 shares of Series A preferred stock, in a second closing, to another group of private investors in which the net proceeds to the Company were $4,074,619. In November 1999, the Company issued 3,199,999 shares of Series B convertible preferred stock (Series B preferred) to substantially the same owners as Series A preferred, at a purchase price of $2.50 per share. The net proceeds to the Company were $7,936,794. All of the preferred shares have preferences before common stock in liquidation equal to the initial preferred purchase price, plus any accrued but unpaid non-cumulative dividends.

     On August 31, 2000, the Company issued 1,666,667 shares of its Series C convertible preferred stock (Series C preferred) at $6.00 per share to investors resulting in gross proceeds of $10.0 million. Subsequent to the commencement of the initial public offering process, the Company reevaluated the fair value of its Series C preferred stock as of August 31, 2000 and determined it to be $9.00 per share. Accordingly, the incremental fair value of $5.0 million, or $3.00 per share, is deemed to be the equivalent of a dividend on the Series C preferred. The Company recorded the deemed dividend at the date of issuance by offsetting charges

                              ARRAY BIOPHARMA INC.

              (INCLUDING INFORMATION RELATED TO UNAUDITED PERIODS)

6. COMMON AND PREFERRED STOCK -- (CONTINUED) and credits to preferred stock, without any effect on total stockholders' equity. The preferred stock dividend increases the loss applicable to common stockholders in the calculation of basic net loss per share for fiscal year 2001 and the related interim periods.

     The preferred shares are convertible into common on a one-to-one basis (subject to certain anti-dilution provisions) at the option of the preferred shareholder and automatically convert in the event of an initial public offering exceeding $15.0 million. The preferred shares have voting rights, on a per share basis, equal to the Company's common stock.

7.  LONG-TERM DEBT

     Long-term debt as of June 30, 2000 is for equipment loan facilities negotiated with financial institutions. The facilities allow for $2.0 million in borrowings beyond the $4.7 million outstanding as of June 30, 2000. The agreements require monthly principal and interest payments over a term of 36 to 42 months, at which time, on certain facilities, a final payment representing 8.0% of the amount borrowed is due.

     The interest rate on these borrowings approximates 11.4% at June 30, 2000. All assets acquired under the equipment loan facilities represent collateral for the amounts outstanding and the Company must conform to certain loan covenants, for which the Company was in compliance as of June 30, 2000.

     In connection with the negotiated equipment loan facilities during 2000 and 1999, the Company issued warrants to purchase 110,750 shares of its preferred stock at exercise prices ranging from $1.00 to $5.00 per share. The warrants expire during, or prior to fiscal year 2009. In accordance with EITF 86-35, Debenture with Detachable Stock Purchase Warrants, the Company is required to assess the value of these warrants, and allocate the debt proceeds between the debt liability and the related warrant. The Company assessed the value of these warrants using the Black-Scholes methodology, which ascribed a cumulative value of approximately $145,000 to these warrants. As a result, an allocation between the warrant and the related loan has been made for these warrant grants. Total accreted interest expense was $6,683 and $15,053, respectively, during fiscal years 1999 and 2000.

     Aggregate debt maturities as of June 30, 2000 in each of the following fiscal years are:

2001.....................................................  $1,723,837
2002.....................................................   1,765,719
2003.....................................................   1,101,392
2004.....................................................      88,151
                                                           ----------
                                                            4,679,099
Less unamortized discount associated with warrants.......    (122,839)
                                                           ----------
                                                           $4,556,260
                                                           ==========

     Subsequent to June 30, 2000, the Company borrowed the remaining $2.0 million on its $4.0 million line of credit.

8.  COLLABORATIVE AGREEMENTS

     ICOS Corporation. In July 2000, the Company consolidated and expanded its lead optimization agreements with ICOS into a drug discovery collaboration agreement for lead optimization on undisclosed targets. Under the agreement, ICOS has the exclusive worldwide right to develop and market any products resulting from the collaboration. The Company is compensated based on an annual rate for each full-time equivalent employee working on an ICOS project and will receive milestone payments upon achievement of

                              ARRAY BIOPHARMA INC.

              (INCLUDING INFORMATION RELATED TO UNAUDITED PERIODS)

8.  COLLABORATIVE AGREEMENTS -- (CONTINUED)
identified development and commercialization goals for products resulting from the collaboration. The agreement expires in July 2002 and may be terminated upon 90 days notice by ICOS following the first anniversary of the agreement.

     Eli Lilly and Company. In March 2000, the Company entered into a Research Services Agreement with Eli Lilly to form a chemistry-based research collaboration. Under the terms of the agreement, up to 30 of the Company's scientists will provide drug research services in collaboration with Eli Lilly scientists on identified Eli Lilly drug discovery projects. The Company is compensated based on an annual rate for each full-time equivalent employee working on an Eli Lilly project. The Company's agreement with Eli Lilly terminates in March 2005, but Eli Lilly may terminate the agreement at any time upon payment of an early termination payment.

     Amgen. (Unaudited) In October 2000, the Company entered into a Research and License Agreement with Amgen. Under the terms of this agreement, the Company granted Amgen an exclusive license to its existing program to address a target for diabetes, called PTP1B and the Company initiated a joint research program in November 2000 to identify, characterize and optimize potential drug candidates targeting PTP1B. Amgen has the exclusive worldwide right to develop and commercialize any drugs that target PTP1B developed under this collaboration. The agreement provides for an initial up-front fee of $1.8 million payable in November 2000, license fees, quarterly payments for each full-time equivalent employee working on the PTP1B project, and milestone payments upon achievement of identified research, development and commercialization goals for products resulting from the collaboration. To date, the Company has not received any milestone payments from Amgen. The initial term of the research program is two years, and Amgen may terminate the research program with six months' written notice during this term.

     Compound Library Agreements. The Company has entered into agreements with customers, including Celltech Chiroscience through its subsidiary Darwin Discovery Limited in April 1999, which expires in April 2001, Tularik in June 1999, which Tularik extended in January 2000 and which expires in January 2002, and DuPont in August 2000, which expires in December 2005, providing nonexclusive access on a per-compound fee basis to compounds in the Company's Diversity Library for their internal lead generation efforts. The agreements generally have terms of one to two years. These customers have the option to gain exclusive rights to compounds they intend to commercialize upon payments of either a one-time activation fee or annual fees. The Company retains all ownership of the intellectual property rights to the compounds and to the Company's Diversity Library, and to any inventions made by its scientists working under these agreements. These agreements are terminable only upon breach or insolvency of a party. At June 30, 2000, the Company had a net customer deposit related to these agreements of approximately $122,000.

                                6,500,000 SHARES

                             [Array BioPharma Logo]

                                  COMMON STOCK

                          ----------------------------
                                   PROSPECTUS

                               NOVEMBER 17, 2000
                          ---------------------------

                                LEHMAN BROTHERS

                           DEUTSCHE BANC ALEX. BROWN

                             LEGG MASON WOOD WALKER
                                  INCORPORATED

LOGO